Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

26 July 2024

Commission file number: 001-10306

Form 6-K

NatWest Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

This report on Form 6-K, except for any information contained on any websites linked or documents referred to in this report, shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction, including the reduction of RWAs, CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Bank of England base rates, Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group’s initial area of focus, climate and sustainability-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, Climate and Sustainable Funding and Financing (CSFF) and financed emissions. In addition, this document includes forward-looking statements relating, but not limited to: implementation of NatWest Group’s strategy (including in relation to:, cost-controlling measures, the Commercial & Institutional segment and achieving a number of various targets within the relevant timeframe); the timing and outcome of litigation and government and regulatory investigations; direct and on-market buy-backs; funding plans and credit risk profile; managing its capital position; liquidity ratio; portfolios; net interest margin and drivers related thereto; lending and income growth, product share and growth in target segments; impairments and write-downs; restructuring and remediation costs and charges; NatWest Group’s exposure to political risk, economic assumptions and risk, climate, environmental and sustainability risk, operational risk, conduct risk, financial crime risk, cyber, data and IT risk and credit rating risk and to various types of market risk, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience, including our Net Promoter Score; employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely affect NatWest Group’s future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including due to GDP growth, inflation and interest rates, fiscal and monetary policy changes (such as increases in bank levies), supply chain disruption and geopolitical developments); changes in foreign currency exchange rates; uncertainty regarding the effects of Brexit; and HM Treasury’s significant degree of influence over NatWest Group and the potential adverse effect of further sales or offers of shares held by HM Treasury’s on NatWest Group’s reputation or securities price; business change and execution risk (including in respect of the implementation of NatWest Group’s strategy; future acquisitions and divestments (including the phased withdrawal from ROI), and the transfer of its Western European corporate portfolio); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; the competitive environment; counterparty and borrower risk; liquidity and funding risks; prudential regulatory requirements for capital and MREL; reductions in the credit ratings; the requirements of regulatory stress tests; model risk; sensitivity to accounting policies, judgments, estimates and assumptions (and the economic, climate, competitive and other forward looking information affecting those judgments, estimates and assumptions); changes in applicable accounting standards; the value or effectiveness of credit protection; the adequacy of NatWest Group’s future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate-related and sustainability-related risks; both the execution and reputational risk relating to NatWest Group’s climate change-related strategy, ambitions, targets and transition plan; climate and sustainability-related data and model risk; the failure to implement climate change resilient governance, systems, controls and procedures; increasing levels of climate, environmental, human rights and sustainability-related regulation and oversight; increasing anti-greenwashing regulations; climate, environmental and sustainability-related litigation, enforcement proceedings investigations and conduct risk; and reductions in ESG ratings); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems; attracting, retaining and developing diverse senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; the outcome of legal, regulatory and governmental actions, investigations and remedial undertakings; and changes in tax legislation or failure to generate future taxable profits).

NatWest Group – Form 6-K Interim Results 2024	2

Forward-looking statements continued

Climate and sustainability-related disclosures

Climate and sustainability-related disclosures in this document are not measures within the scope of International Financial Reporting Standards (‘IFRS’), use a greater number and level of judgments, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information in accordance with IFRS. These judgments, assumptions and estimates are highly likely to change materially over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis, net zero strategy, including the implementation of our climate transition plan remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. The process we have adopted to define, gather and report data on our performance on climate and sustainability-related measures is not subject to the formal processes adopted for financial reporting in accordance with IFRS and there are currently limited industry standards or globally recognised established practices for measuring and defining climate and sustainability-related metrics. As a result, we expect that certain climate and sustainability-related disclosures made in this document are likely to be amended, updated, recalculated or restated in the future. Please also refer to the cautionary statement in the section entitled ‘Climate-related and other forward-looking statements and metrics’ of the NatWest Group 2023 Climate-related Disclosures Report.

Cautionary statement regarding Non-IFRS financial measures and APMs

NatWest Group prepares its financial statements in accordance with UK - adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document may contain financial measures and ratios not specifically defined under GAAP or IFRS (‘Non-IFRS’) and/or alternative performance measures (‘APMs’) as defined in European Securities and Markets Authority (‘ESMA’) guidelines. Non-IFRS measures and APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. Non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any Non-IFRS measures and/or APMs included in this document, are not measures within the scope of IFRS, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS measures.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

NatWest Group – Form 6-K Interim Results 2024	3

Introduction

Presentation of information

Unless otherwise specified herein, ‘Parent company’ refers to NatWest Group plc and ‘NatWest Group’ and ‘we’ refers to NatWest Group plc and its subsidiary and associated undertakings. The term ‘NWH Group’ refers to NatWest Holdings Limited (NWH) and its subsidiary and associated undertakings. The term ‘NWM Group’ refers to NatWest Markets Plc (NWM Plc) and its subsidiary and associated undertakings. The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term ‘UBIDAC’ refers to Ulster Bank Ireland DAC.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ or ‘p’ represent pence where the amounts are denominated in pounds sterling (‘GBP’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

To aid readability, this document contains references to EU legislative and regulatory provisions in effect in the UK before 1 January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021.

Any information contained on websites linked or reports referenced in this interim results report for the period ended 30 June 2024 on Form 6-K is for information only and will not be deemed to be incorporated by reference herein.

Non-IFRS financial information

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, also known as alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include a calculation of metrics that are used throughout the banking industry. These non - IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

For details of the basis of preparation and reconciliation where appropriate refer to appendix ‘Non-IFRS financial measures’ on page 120.

NatWest Group – Form 6-K Interim Results 2024	4

Inside this report

NatWest Group – Form 6-K Interim Results 2024	5

NatWest Group – Form 6-K Interim Results 2024	6

H1 2024 performance summary

Chief Executive, Paul Thwaite, commented

“As the UK’s leading business bank and one of the largest retail banks, NatWest Group’s strong performance is grounded in the vital role we play in the UK economy and in the lives of our 19 million customers. In the first half of the year, we have delivered an operating profit of £3 billion, a return on equity of 11.2%, a return on tangible equity of 16.4% and a 6 pence interim dividend, up 9% on last years dividend. We are also pleased with the continued reduction of the Government’s stake, which has almost halved this year.

We have made good progress against our strategic priorities, taking decisive action to grow and simplify our business and to manage our capital and costs more efficiently. There has been growth across all three of our businesses, we have attracted over 200,000 new customers and our acquisition from Sainsbury’s Bank is expected to add around one million customer accounts on completion. We have also agreed to acquire £2.5 billion of UK prime residential mortgages from Metro Bank plc, adding further scale to our Retail Banking business.

The positive momentum and progress in the first half reflect the ambition across the bank to deliver its full potential. Our customers are beginning to feel more confident, with activity increasing and asset quality remaining strong, and we are well positioned to help unlock growth across the UK through our unrivalled regional network. Fundamentally, if we succeed with our customers, we will succeed for our shareholders and the wider economy.”

Strong H1 2024 and Q2 performance

-	H1 2024 attributable profit of £2,099 million and a return on equity of 11.2%. Return on tangible equity (RoTE) was 16.4%.
-	Q2 2024 total income of £3,659 million was £184 million, or 5.3%, higher than Q1 2024 whilst H1 2024 total income of £7,134 million was £593 million, or 7.7%, lower than H1 2023. Q2 2024 total income excluding notable items(1) of £3,590 million was £176 million, or 5.2%, higher than Q1 2024 primarily reflecting increased deposit income whilst H1 2024 was £379 million lower than H1 2023 due to lower average deposit balances and mix changes and lending margin pressure.
-	Net interest margin (NIM) of 2.10% was 5 basis points higher than Q1 2024 primarily due to improved deposit margins.
-	Q2 2024 operating expenses of £2,005 million were £47 million, or 2.3%, lower than Q1 2024 whilst H1 2024 operating expenses of £4,057 million were £142 million, or 3.6%, higher than H1 2023. Q2 2024 other operating expenses were £100 million lower than Q1 2024, or £21 million lower excluding costs in relation to bank levies of £87 million and the potential retail share offering. H1 2024 other operating expenses were £149 million higher than H1 2023, or £42 million, 1.1%, higher excluding costs in relation to the potential retail share offering of £24 million and additional bank levies of £83 million.
-	Net impairment charge of £48 million in H1 2024, or 3 basis points of gross customer loans. Levels of default remain stable and at low levels across the portfolio.

Robust balance sheet with strong capital and liquidity levels

-	Net loans to customers of £379.3 billion increased by £1.3 billion during Q2 2024 and decreased by £2.1 billion during H1 2024. Net loans to customers excluding central items decreased by £1.7 billion in the quarter and decreased £0.3 billion in the first half as growth in Commercial & Institutional was offset by UK Government scheme repayments and lower mortgage balances as customer redemptions offset new lending.
-	Up to 30 June 2024 we have provided £78.3 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025.
-	Customer deposits of £433.0 billion increased by £0.2 billion during Q2 2024 and by £1.6 billion during H1 2024. Customer deposits excluding central items were up by £6.1 billion in the first half of the year and increased £5.2 billion in Q2 2024. Term balances remained consistent in the quarter at 17% of our book and up from 16% at the end of 2023.
-	The loan:deposit ratio (LDR) was 88% at Q2 2024. The LDR (excl. repos and reverse repos) was 83% at Q2 2024, with customer deposits exceeding net loans to customers by around £72 billion.
-	The liquidity coverage ratio (LCR) of 151%, representing £54.5 billion headroom above 100% minimum requirement was unchanged compared with Q1 2024.
-	NAV per share increased by 17 pence in H1 2024 to 395 pence. TNAV per share increased by 12 pence in H1 2024 to 304 pence primarily reflecting the profit for the period, partially offset by the 2023 final ordinary dividend of 11.5 pence.

(1)	Refer to the Non-IFRS financial measures appendix for details of notable items.

NatWest Group – Form 6-K Interim Results 2024	7

H1 2024 performance summary continued

Shareholder return supported by strong capital generation

-	We are pleased to announce an interim dividend of 6 pence per share which, including the £1.2 billion directed buyback completed in May, brings total distributions announced to £1.7 billion for H1 2024.
-	Common Equity Tier 1 (CET1) ratio of 13.6% was 10 basis points higher than Q1 2024 reflecting the attributable profit, and reduction in RWAs partially offset by capital distributions.
-	During Q2 2024 we agreed to acquire the outstanding credit card, unsecured personal loans and savings balances of Sainsbury’s Bank, subject to court and regulatory approvals. On completion we expect this acquisition to add around one million customer accounts to our Retail Banking business.
-	RWAs of £180.8 billion reduced by £5.5 billion in Q2 2024 largely reflecting RWA management of £3.9 billion.

Outlook(1)

We continue to assess the economic outlook and will monitor and react to market conditions and refine our internal forecasts as the economic position evolves. The following statements are based on our current expectations for interest rates and economic activity.

In 2024 we now expect:

-	to achieve a return on tangible equity above 14%.
-	income excluding notable items to be around £14.0 billion.
-	Group operating costs, excluding litigation and conduct costs, to be broadly stable compared with 2023 excluding around £0.1 billion increase in bank levies and £24 million of costs in relation to the potential retail share offering by HM Treasury.
-	our loan impairment rate for 2024 to be below 15 basis points.

In 2026 we continue to expect:

-	to achieve a return on tangible equity for the Group of greater than 13%.

Capital – we continue to:

-	target a CET1 ratio in the range of 13-14%.
-	expect RWAs to be around £200 billion at the end of 2025, including the impact of Basel 3.1, however this remains subject to final rules and approval.
-	expect to pay ordinary dividends of around 40% of attributable profit and maintain capacity to participate in directed buybacks from the UK Government, recognising that any exercise of this authority would be dependent upon HMT’s intentions. We will also consider further on-market buybacks as appropriate.

(1)	The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors section in the 2023 Annual Report on Form 20-F and the Summary Risk Factors in this announcement. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

NatWest Group – Form 6-K Interim Results 2024	8

Business performance summary

	Half year ended			Quarter ended
	30 June	30 June		30 June	31 March		30 June
	2024	2023	Variance	2024	2024	Variance	2023	Variance
Summary consolidated income statement	£m	£m	%	£m	£m	%	£m	%
Net interest income	5,408	5,726	(5.6%)	2,757	2,651	4.0%	2,824	(2.4%)
Non-interest income	1,726	2,001	(13.7%)	902	824	9.5%	1,027	(12.2%)
Total income	7,134	7,727	(7.7%)	3,659	3,475	5.3%	3,851	(5.0%)
Litigation and conduct costs	(101)	(108)	(6.5%)	(77)	(24)	nm	(52)	48.1%
Other operating expenses	(3,956)	(3,807)	3.9%	(1,928)	(2,028)	(4.9%)	(1,875)	2.8%
Operating expenses	(4,057)	(3,915)	3.6%	(2,005)	(2,052)	(2.3%)	(1,927)	4.0%
Profit before impairment losses/releases	3,077	3,812	(19.3%)	1,654	1,423	16.2%	1,924	(14.0%)
Impairment (losses)/releases	(48)	(223)	(78.5%)	45	(93)	(148.4%)	(153)	(129.4%)
Operating profit before tax	3,029	3,589	(15.6%)	1,699	1,330	27.7%	1,771	(4.1%)
Tax charge	(801)	(1,061)	(24.5%)	(462)	(339)	36.3%	(549)	(15.8%)
Profit from continuing operations	2,228	2,528	(11.9%)	1,237	991	24.8%	1,222	1.2%
Profit/ (loss) from discontinued operations, net of tax	11	(108)	(110.2%)	15	(4)	nm	(143)	(110.5%)
Profit for the period	2,239	2,420	(7.5%)	1,252	987	26.8%	1,079	16.0%

Performance key metrics and ratios
Notable items within total income (1)	£130m	£344m	nm	£69m	£61m	nm	£288m	nm
Total income excluding notable items (1)	£7,004m	£7,383m	(5.1%)	£3,590m	£3,414m	5.2%	£3,563m	0.8%
Net interest margin (1)	2.07%	2.23%	(16bps)	2.10%	2.05%	5bps	2.20%	(10bps)
Average interest earning assets (1)	£524bn	£518bn	1.2%	£528bn	£521bn	1.3%	£514bn	2.7%
Cost:income ratio (excl. litigation and conduct) (1)	55.5%	49.3%	6.2%	52.7%	58.4%	(5.7%)	48.7%	4.0%
Loan impairment rate (1)	3bps	12bps	(9bps)	(5bps)	10bps	(15bps)	16bps	(21bps)
Profit attributable to ordinary shareholders	£2,099m	£2,299m	(8.7%)	£1,181m	£918m	28.6%	£1,020m	15.8%
Total earnings per share attributable to ordinary shareholders - basic	24.2p	24.3p	(0.1p)	13.7p	10.5p	3.2p	11.0p	2.7p
Return on tangible equity (RoTE) (1)	16.4%	18.2%	(1.8%)	18.5%	14.2%	4.3%	16.4%	2.1%
Climate and sustainable funding and financing (2)	£16.3bn	£16.0bn	1.9%	£9.7bn	£6.6bn	47.0%	£8.4bn	15.5%

nm = not meaningful.

For the footnotes to this table refer to the following page.

NatWest Group – Form 6-K Interim Results 2024	9

Business performance summary continued

	As at
	30 June	31 March		31 December
	2024	2024	Variance	2023	Variance
Balance sheet	£bn	£bn	%	£bn	%
Total assets	690.3	697.5	(1.0%)	692.7	(0.3%)
Loans to customers - amortised cost	379.3	378.0	0.3%	381.4	(0.6%)
Loans to customers excluding central items (1,3)	355.3	357.0	(0.5%)	355.6	(0.1%)
Loans to customers and banks - amortised cost and FVOCI	388.9	387.7	0.3%	392.0	(0.8%)
Total impairment provisions (4)	3.3	3.6	(8.3%)	3.6	(8.3%)
Expected credit loss (ECL) coverage ratio	0.86%	0.94%	(8bps)	0.93%	(7bps)
Assets under management and administration (AUMA) (1)	45.1	43.1	4.6%	40.8	10.5%
Customer deposits	433.0	432.8	0.0%	431.4	0.4%
Customer deposits excluding central items (1,3)	425.2	420.0	1.2%	419.1	1.5%
Liquidity and funding
Liquidity coverage ratio (LCR)	151%	151%	0.0%	144%	7.0%
Liquidity portfolio	227	229	(1.0%)	223	1.8%
Net stable funding ratio (NSFR)	139%	136%	3.0%	133%	6.0%
Loan:deposit ratio (excl. repos and reverse repos) (1)	83%	84%	(1%)	84%	(1%)
Total wholesale funding	83	87	(4.6%)	80	3.8%
Short-term wholesale funding	27	31	(12.9%)	28	(3.6%)
Capital and leverage
Common Equity Tier 1 (CET1) ratio (5)	13.6%	13.5%	10bps	13.4%	20bps
Total capital ratio (5)	19.5%	18.8%	70bps	18.4%	110bps
Pro forma CET1 ratio (excl. foreseeable items) (6)	14.1%	14.3%	(20bps)	14.2%	(10bps)
Risk-weighted assets (RWAs)	180.8	186.3	(3.0%)	183.0	(1.2%)
UK leverage ratio	5.2%	5.1%	0.1%	5.0%	0.2%
Tangible net asset value (TNAV) per ordinary share (1,7)	304p	302p	2p	292p	12p
Number of ordinary shares in issue (millions) (7)	8,307	8,727	(4.8%)	8,792	(5.5%)

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)

NatWest Group uses its climate and sustainable funding and financing inclusion (CSFFI) criteria to determine the assets, activities and companies that are eligible to be included within its climate and sustainable funding and financing target. This includes both provision of committed (on and off-balance sheet) funding and financing, including provision of services for underwriting issuances and private placements.

(3)	Central items includes Treasury repo activity and Ulster Bank Republic of Ireland.
(4)	Includes £0.1 billion relating to off-balance sheet exposures (31 March 2024 - £0.1 billion; 31 December 2023 – £0.1 billion).
(5)	Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.
(6)

The pro forma CET1 ratio at 30 June 2024 excludes foreseeable items of £889 million: £839 million for ordinary dividends and £50 million foreseeable charges (31 March 2024 excludes foreseeable items of £1,633 million: £1,380 million for ordinary dividends and £253 million foreseeable charges; 31 December 2023 excludes foreseeable items of £1,538 million: £1,013 million for ordinary dividends and £525 million foreseeable charges).

(7)	The number of ordinary shares in issue excludes own shares held.

NatWest Group – Form 6-K Interim Results 2024	10

Chief Financial Officer review

We delivered an operating profit of £3,029 million in the first half of the year with a return on equity of 11.2% and a RoTE of 16.4%. Total income of £7.1 billion in H1 2024 was £593 million, or 7.7%, lower than H1 2023 but Q2 2024 total income of £3.7 billion was £184 million, or 5.3%, higher than Q1 2024. Total income excluding notable items of £7.0 billion in H1 2024 was down by 5.1% on the prior year but Q2 2024 was up 5.2% on Q1 2024. We continue to see low levels of default across our portfolio, with a net impairment charge of 3 basis points of gross customer loans for the first half of the year.

In the first half of the year net lending decreased by £2.1 billion and net lending excluding central items decreased by £0.3 billion. Excluding repayment of UK Government schemes of £1.0 billion net lending increased by £0.8 billion, driven by Commercial & Institutional customers which offset lower mortgage balances. Customer deposit balances increased by £1.6 billion and excluding central items increased by £6.1 billion in the first half. Our robust balance sheet means that we remain in a strong liquidity position, with an LCR of 151% representing £54.5 billion headroom above 100% minimum requirement, an LDR of 88% and an LDR (excl. repos and reverse repos) of 83%.

Our CET1 ratio remains within our targeted range at 13.6%, with total distributions announced of £1.7 billion in H1 2024. An interim dividend of 6 pence per share compares with 5.5 pence in the prior year.

Strong H1 and Q2 2024 performance

-	Total income increased by 5.3% in Q2 2024 to £3,659 million compared with Q1 2024 and decreased 7.7% in H1 2024 compared with H1 2023, impacted by FX recycling gains in the prior year. Total income excluding notable items was £176 million higher than Q1 2024 primarily reflecting increased deposit income and decreased £379 million, or 5.1%, in the first half compared with H1 2023 due to lower average deposit balances and mix changes throughout 2023, as customers moved towards interest bearing and term accounts, and lending margin pressure, which has eased in Q2 2024.
-	Q2 2024 NIM of 2.10% was 5 basis points higher than Q1 2024 primarily due to improved deposit margins. H1 2024 NIM was 16 basis points lower than H1 2023 principally reflecting mortgage margin pressure and deposit mix changes, as customers move from non-interest bearing to interest bearing accounts.
-	Total operating expenses for Q2 2024 were £47 million lower than Q1 2024 and £142 million higher in the first half of the year compared with H1 2023. Q2 2024 other operating expenses were £100 million lower than Q1 2024, or £21 million lower excluding costs in relation to bank levies of £87 million and the potential retail share offering. H1 2024 other operating expenses were £149 million higher than H1 2023, or £42 million, 1.1%, higher excluding costs in relation to the potential retail share offering of £24 million and additional bank levies of £83 million, reflecting increased staff costs due to inflation and severance costs, partially offset by ongoing simplification of our business and lower costs in relation to our withdrawal from the Republic of Ireland. We remain committed to deliver on our full year cost guidance, excluding the impact of increased bank levies and costs in relation to the potential retail share offering.
-	A net impairment charge of £48 million in H1 2024 principally reflected broadly stable Stage 3 inflows partly offset by good book releases, including post model adjustments. Levels of default remain stable and at low levels across the portfolio despite inflationary pressures and the higher interest rate environment. Compared with Q1 2024, our ECL provision decreased by £0.3 billion to £3.3 billion and our ECL coverage ratio has decreased from 0.94% to 0.86%. We retain post model adjustments of £0.3 billion related to economic uncertainty, or 9.0% of total impairment provisions. Whilst we are comfortable with the strong credit performance of our book, we will continue to assess this position regularly and are closely monitoring the impacts of inflationary pressures, which have eased in the first half, on the UK economy and our customers.
-	As a result, we are pleased to report an attributable profit for H1 2024 of £2,099 million, with earnings per share of 24.2 pence, return on equity of 11.2% and a RoTE of 16.4%. Q2 2024 return on equity was 12.5% and RoTE was 18.5%.

NatWest Group – Form 6-K Interim Results 2024	11

Chief Financial Officer review continued

Robust balance sheet with strong capital and liquidity levels

-	Net loans to customers of £379.3 billion increased by £1.3 billion during Q2 2024 and decreased by £2.1 billion during H1 2024. Net loans to customers excluding central items decreased by £1.7 billion in the quarter and decreased by £0.3 billion in the first half to £355.3 billion. Growth in Commercial Mid-market and Corporate & Institutions, net of UK Government scheme repayments of £1.0 billion in the first half, largely offset lower mortgage balances.
-	Up to 30 June 2024 we have provided £78.3 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for EPC A and B rated residential properties between 1 January 2023 and the end of 2025. During H1 2024 we provided £16.3 billion climate and sustainable funding and financing, which included £1.4 billion in lending for EPC A and B rated residential properties.
-	Customer deposits of £433.0 billion increased by £0.2 billion during Q2 2024 and by £1.6 billion during H1 2024. Customer deposits excluding central items increased £5.2 billion in Q2 2024 and £6.1 billion in the first half of the year reflecting £3.5 billion growth in Retail Banking and £1.8 billion in Private Banking, largely in savings and other interest-bearing balances, and a £0.8 billion increase in Commercial & Institutional primarily within Commercial Mid-market. Term balances remained consistent in the quarter at 17% of our book and up from 16% at the end of 2023.
-	The LCR was unchanged compared with Q1 2024 at 151%, representing £54.5 billion headroom above 100% minimum requirements primarily due to increased customer deposits offset by reduced wholesale funding and capital distributions (share buyback and dividends). Our primary liquidity at H1 2024 was £160.4 billion and £111.8 billion, or 70%, of this was cash and balances at central banks. Total wholesale funding decreased by £3.6 billion in the quarter to £83.0 billion.
-	NAV per share increased by 17 pence in H1 2024 to 395 pence. TNAV per share increased by 12 pence in H1 2024 to 304 pence primarily reflecting the profit for the period partially offset by the 2023 final ordinary dividend of 11.5 pence.

Shareholder return supported strong capital generation

-	The CET1 ratio of 13.6% was 10 basis points higher than Q1 2024 principally reflecting the attributable profit for the quarter, c.60 basis points and a decrease in RWAs c. 40 basis points, partially offset by distributions deducted from capital of c.90 basis points. CET1 was 20 basis points higher than 31 December 2023 largely reflecting the attributable profit and a £2.2 billion decrease in RWAs, partially offset by distributions. NatWest Group’s minimum requirement for own funds and eligible liabilities (MREL) was 31.7%.
-	RWAs reduced by £5.5 billion in the second quarter of the year to £180.8 billion largely reflecting RWA management of £3.9 billion and decreased by £2.2 billion in the first half primarily due to RWA management of £4.3 billion, partially offset by the annual update to operational risk.

NatWest Group – Form 6-K Interim Results 2024	12

Business performance summary

Retail Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Total income	2,690	3,120	1,365	1,325	1,516
Operating expenses	(1,470)	(1,367)	(697)	(773)	(671)
of which: Other operating expenses	(1,457)	(1,343)	(690)	(767)	(650)
Impairment losses	(122)	(193)	(59)	(63)	(79)
Operating profit	1,098	1,560	609	489	766

Return on equity (1)	18.4%	29.1%	20.3%	16.5%	28.2%
Net interest margin (1)	2.26%	2.65%	2.31%	2.22%	2.56%
Cost:income ratio
(excl. litigation and conduct) (1)	54.2%	43.0%	50.5%	57.9%	42.9%
Loan impairment rate (1)	12bps	19bps	12bps	12bps	15bps

	As at
	30 June	31 March	31 December
	2024	2024	2023
	£bn	£bn	£bn
Net loans to customers (amortised cost)	203.3	203.5	205.2
Customer deposits	191.5	190.0	188.0
RWAs	62.3	62.5	61.6

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During H1 2024, Retail Banking delivered an operating profit of £1.1 billion and a return on equity of 18.4%. Q2 2024 showed positive income momentum with increased net interest margin from deposit margin expansion supporting improved profitability.

Retail Banking provided £1.3 billion of climate and sustainable funding and financing in H1 2024 from lending on properties with an EPC rating of A or B.

H1 2024 performance

-	Total income was £430 million, or 13.8%, lower than H1 2023 due to mortgage margin compression and the impact of the deposit balance mix shift from non-interest bearing to interest bearing balances, partly offset by lending growth and the impact of one more day in H1 2024.
-	Net interest margin was 39 basis points lower than H1 2023, largely reflecting mortgage margin compression and the impact of deposit balance mix shift.
-	Operating expenses of £1,470 million were £103 million, or 7.5%, higher than H1 2023. Other operating expenses were £114 million, or 8.5%, higher than H1 2023 reflecting the Bank of England Levy, increased severance costs, and branch and property exit costs partly offset by savings from an 8.0% reduction in headcount.
-	An impairment charge of £122 million in H1 2024 was £71 million lower than H1 2023. The H1 2024 charge reflects a broadly stable Stage 3 charge, with the good book benefitting from post model adjustment releases.
-	Net loans to customers decreased £1.9 billion, or 0.9%, in H1 2024. Mortgage balances decreased by £2.5 billion as customer redemptions more than offset gross new lending. Personal advances decreased by £0.3 billion whilst cards balances increased by £0.7 billion in H1 2024 benefitting from new card issuance, as well as higher customer spend.
-	Customer deposits increased by £3.5 billion, or 1.9%, in H1 2024 reflecting growth in savings partly offset by lower current account balances.
-	RWAs increased by £0.7 billion, or 1.1%, in H1 2024 primarily due to the annual update for operational risk calculation, book movements and movement in risk parameters.

NatWest Group – Form 6-K Interim Results 2024	13

Business performance summary continued

Retail Banking continued

Q2 2024 performance

-	Total income was £40 million, or 3.0%, higher than Q1 2024 reflecting deposit margin expansion partly offset by the impact of the deposit balance mix shift from non-interest bearing to interest bearing balances and asset margin compression.
-	Net interest margin was 9 basis points higher than Q1 2024, largely reflecting improved deposit hedge income, partly offset by the impact of the deposit balance mix shift and asset margin compression.
-	Operating expenses of £697 million were £76 million, or 9.8%, lower than Q1 2024. Other operating expenses were £77 million, or 10.0%, lower than Q1 2024 reflecting the Bank of England Levy in Q1 2024 and lower strategic costs as well as savings from a 3.8% reduction in headcount.
-	An impairment charge of £59 million in Q2 2024, reflecting a Stage 3 charge broadly in line with Q1 2024, with the good book benefitting from post model adjustment releases.
-	Net loans to customers decreased by £0.2 billion, or 0.1%, lower than Q1 2024, driven by £0.7 billion lower mortgage balances, as redemptions more than offset stronger gross new lending, and personal advances decreased by £0.1 billion in Q2 2024; whilst cards balances increased by £0.4 billion in Q2 2024.
-	Customer deposits increased by £1.5 billion, or 0.8%, in Q2 2024 reflecting growth in savings partly offset by lower current account balances.
-	RWAs decreased by £0.2 billion, or 0.3%, in Q2 2024 primarily due to book movements.

Private Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Total income	444	567	236	208	271
Operating expenses	(356)	(322)	(175)	(181)	(167)
of which: Other operating expenses	(355)	(311)	(175)	(180)	(159)
Impairment releases/(losses)	11	(11)	5	6	(3)
Operating profit	99	234	66	33	101

Return on equity (1)	10.5%	24.7%	14.4%	6.7%	20.8%
Net interest margin (1)	2.18%	3.13%	2.30%	2.06%	2.94%
Cost:income ratio
(excl. litigation and conduct) (1)	80.0%	54.9%	74.2%	86.5%	58.7%
Loan impairment rate (1)	(12)bps	11bps	(11)bps	(13)bps	6bps
AUM net flows (£bn) (1)	1.0	1.0	0.6	0.4	0.4

	As at
	30 June	31 March	31 December
	2024	2024	2023
	£bn	£bn	£bn
Net loans to customers (amortised cost)	18.1	18.2	18.5
Customer deposits	39.5	37.8	37.7
RWAs	11.0	11.3	11.2
Assets under management (AUMs) (1)	34.7	33.6	31.7
Assets under administration (AUAs) (1)	10.4	9.5	9.1
Total assets under management and administration (AUMA) (1)	45.1	43.1	40.8

(1)	Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group – Form 6-K Interim Results 2024	14

Business performance summary continued

Private Banking continued

During H1 2024, Private Banking delivered a return on equity of 10.5% and an operating profit of £99 million. Q2 2024 continued to see a positive performance in deposits and AUMA growth supporting improved profitability.

Private Banking provided £0.2 billion of climate and sustainable funding and financing in H1 2024, principally in relation to mortgages on residential properties with an EPC rating of A or B.

H1 2024 performance

-	Total income was £123 million, or 21.7% lower than H1 2023 reflecting the change in deposit mix, primarily during the second half of 2023, as customers migrated to savings products offering higher returns combined with a reduction in lending volumes. This was partly offset by an increase in investment income due to higher AUMA balances reflecting net inflows and favourable market movements.
-	Net interest margin was 95 basis points lower than H1 2023, largely reflecting a change in deposit mix.
-	Operating expenses of £356 million were £34 million, or 10.6%, higher than H1 2023. Other operating expenses were £44 million, or 14.1%, higher than H1 2023 primarily reflecting increased technology and severance costs along with the Bank of England Levy. Staff costs have increased also due to inflationary pressure.
-	A net impairment release of £11 million, compared with an £11 million charge in H1 2023, largely reflects good book releases including benefits from post model adjustments with the Stage 3 charge broadly flat and remaining at low levels.
-	Net loans to customers decreased by £0.4 billion, or 2.2%, in H1 2024 driven by lower mortgage balances.
-	Customer deposits increased by £1.8 billion, or 4.8%, in H1 2024 reflecting strong above - market savings growth and short-term transitory inflows in Q2 2024 offsetting tax outflows in Q1 2024.
-	AUMA increased by £4.3 billion in H1 2024 to £45.1 billion, primarily driven by £2.9 billion positive market movements, and £1.0 billion AUM and £0.3 billion AUA net inflows.

Q2 2024 performance

-	Total income was £28 million, or 13.5%, higher than Q1 2024 primarily due to higher average deposit and AUMA balances, driving an increase in investment fee income and improved deposit income, partly offset by lower average lending balances.
-	Net interest margin was 24 basis points higher than Q1 2024 reflecting higher average deposit balances and improvement in deposit margin.
-	Operating expenses of £175 million were £6 million, or 3.3%, lower than Q1 2024. Other operating expenses were £5 million, or 2.8%, lower than Q1 2024 primarily due to the non-repeat of higher technology costs and the Bank of England Levy incurred in Q1 2024.
-	Net loans to customers decreased by £0.1 billion, or 0.5%, in Q2 2024 primarily due to lower mortgage balances.
-	Customer deposits increased by £1.7 billion, or 4.5%, compared with Q1 2024 driven by a strong performance on instant access savings, including short-term transitory inflows, partly offset by a small reduction on current accounts.
-	AUMA increased by £2.0 billion in Q2 2024, reflecting positive market movements of £0.9 billion supported by AUM net inflows of £0.6 billion and AUA inflows of £0.4 billion.

NatWest Group – Form 6-K Interim Results 2024	15

Business performance summary continued

Commercial & Institutional

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Net interest income	2,543	2,504	1,297	1,246	1,243
Non-interest income	1,257	1,244	644	613	552
Total income	3,800	3,748	1,941	1,859	1,795

Operating expenses	(2,150)	(1,987)	(1,099)	(1,051)	(984)
of which: Other operating expenses	(2,073)	(1,893)	(1,053)	(1,020)	(934)
Impairment releases/(losses)	57	(20)	96	(39)	(64)
Operating profit	1,707	1,741	938	769	747

Return on equity (1)	16.2%	16.9%	17.8%	14.6%	14.3%
Net interest margin (1)	2.10%	2.06%	2.12%	2.07%	2.05%
Cost:income ratio
(excl. litigation and conduct) (1)	54.6%	50.5%	54.3%	54.9%	52.0%
Loan impairment rate (1)	(8)bps	3bps	(28)bps	11bps	20bps

	As at
	30 June	31 March	31 December
	2024	2024	2023
	£bn	£bn	£bn
Net loans to customers (amortised cost)	133.9	135.3	131.9
Customer deposits	194.2	192.2	193.4
Funded assets (1)	315.5	321.7	306.9
RWAs	104.9	109.9	107.4

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

In H1 2024, Commercial & Institutional continued to support customers with an increase in lending of 1.5% and delivered a strong performance in income and operating profit supporting a return on equity of 16.2%. Q2 2024 continued to see good client demand for lending, an increase in customer deposits supported by an improving UK deposit market and disciplined capital management delivering strong income and net interest margin growth supporting overall improved profitability.

Commercial & Institutional provided £14.9 billion of climate and sustainable funding and financing in H1 2024 to support customers investing in the transition to net zero.

NatWest Group – Form 6-K Interim Results 2024	16

Business performance summary continued

Commercial & Institutional continued

H1 2024 performance

-	Total income was £52 million, or 1.4%, higher than H1 2023 due to strong client - driven capital markets activity, lending growth in Corporate & Institutions and Commercial Mid-market, partially offset by lower deposit returns reflecting the impact of the lower average volumes and balance mix shift.
-	Net interest margin was 4 basis points higher than H1 2023, largely reflecting one-off items partly offset by lower deposit returns.
-	Operating expenses of £2,150 million were £163 million, or 8.2%, higher than H1 2023. Other operating expenses were £180 million, or 9.5%, higher than H1 2023 reflecting increased severance costs, the Bank of England Levy, and increased headcount as we continue to invest in the business.
-	An impairment release of £57 million in H1 2024 reflecting good book releases with benefits from the revised economic outlook, post model adjustment releases, and benefits from capital management activity. Stage 3 charge remains at a low level.
-	Net loans to customers increased by £2.0 billion, or 1.5%, in H1 2024 largely reflecting a strong performance within Commercial Mid-market and Corporate & Institutions, partly offset by continued UK Government scheme repayments of £1.0 billion.
-	Customer deposits increased by £0.8 billion, or 0.4%, in H1 2024 reflecting an increase in Commercial Mid-market.
-	RWAs decreased by £2.5 billion, or 2.3%, in H1 2024 primarily due to RWA management of £3.7 billion, decreases in market risk and counterparty credit risk, partially offset by lending book growth and the annual update for operational risk.

Q2 2024 performance

-	Total income was £82 million, or 4.4%, higher than Q1 2024 primarily reflecting higher deposit income, average lending growth, and higher lending and payment fees.
-	Net interest margin was 5 basis points higher than Q1 2024 reflecting higher deposit returns.
-	Operating expenses of £1,099 million were £48 million, or 4.6%, higher than Q1 2024. Other operating expenses were £33 million, or 3.2%, higher than Q1 2024 reflecting increased severance costs, partially offset by the Bank of England Levy in Q1 2024.
-	An impairment release of £96 million compared with a £39 million charge in Q1 2024, largely reflecting good book releases driven by benefits from the revised economic outlook, post model adjustment releases, and benefits from capital management activity.
-	Net loans to customers decreased by £1.4 billion, or 1.0%, in Q2 2024 as continued growth in Commercial Mid-Market was offset by lower balances in large Corporate & Institutions, with some customers taking advantage of stronger capital markets as well as continued UK Government scheme repayments of £0.5 billion.
-	Customer deposits increased by £2.0 billion, or 1.0%, in Q2 2024 reflecting an increase in Commercial Mid-market and Business Banking.
-	RWAs decreased by £5.0 billion, or 4.5%, compared with Q1 2024 primarily due to strong RWA management of £3.5 billion, decreases in market risk and counterparty credit risk, partially offset by lending book growth.

NatWest Group – Form 6-K Interim Results 2024	17

Business performance summary continued

Central items & other

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Continuing operations
Total income	200	292	117	83	269
Operating expenses	(81)	(239)	(34)	(47)	(105)
of which: Other operating expenses	(71)	(260)	(10)	(61)	(132)
of which: Ulster Bank RoI direct expenses	(55)	(163)	(30)	(25)	(63)
Impairment releases/(losses)	6	1	3	3	(7)
Operating profit	125	54	86	39	157

	As at
	30 June	31 March	31 December
	2024	2024	2023
	£bn	£bn	£bn
Net loans to customers (amortised cost)	24.0	21.0	25.8
Customer deposits	7.8	12.8	12.3
RWAs	2.6	2.6	2.8

H1 2024 performance

-	Total income was £92 million lower than H1 2023 primarily reflecting £198 million lower notable items which included foreign exchange recycling gains in H1 2023 not repeated in H1 2024 and higher gains on interest and foreign exchange risk management derivatives not in accounting hedge relationships, partially offset with income in relation to our Ulster RoI business.
-	Operating expenses of £81 million were £158 million, or 66.1%, lower than H1 2023. Other operating expenses were £189 million, or 72.7%, lower than H1 2023 primarily reflecting lower costs in relation to withdrawal from the Republic of Ireland.
-	Customer deposits decreased by £4.5 billion, or 36.6%, compared with Q4 2023 primarily reflecting repo activity in Treasury.
-	Net loans to customers decreased £1.8 billion to £24.0 billion in H1 2024 mainly due to reverse repo activity in Treasury.

Q2 2024 performance

-	Total income was £34 million higher than Q1 2024 primarily reflecting treasury income, a gain on surrender of a property, and income in relation to our Ulster RoI business.
-	Customer deposits decreased by £5.0 billion, or 39.1%, in Q2 2024 primarily reflecting repo activity in Treasury.
-	Net loans to customers increased by £3.0 billion in Q2 2024 mainly due to reverse repo activity in Treasury.

NatWest Group – Form 6-K Interim Results 2024	18

Segment performance

	Half year ended 30 June 2024
				Central	Total
	Retail	Private	Commercial &	items &	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	2,475	285	2,543	105	5,408
Own credit adjustments	—	—	(7)	—	(7)
Other non-interest income	215	159	1,264	95	1,733
Total income	2,690	444	3,800	200	7,134
Direct expenses	(381)	(126)	(764)	(2,685)	(3,956)
Indirect expenses	(1,076)	(229)	(1,309)	2,614	—
Other operating expenses	(1,457)	(355)	(2,073)	(71)	(3,956)
Litigation and conduct costs	(13)	(1)	(77)	(10)	(101)
Operating expenses	(1,470)	(356)	(2,150)	(81)	(4,057)
Operating profit before impairment losses/releases	1,220	88	1,650	119	3,077
Impairment (losses)/releases	(122)	11	57	6	(48)
Operating profit	1,098	99	1,707	125	3,029

Income excluding notable items (1)	2,690	444	3,807	63	7,004

Additional information
Return on tangible equity (1)	na	na	na	na	16.4%
Return on equity (1)	18.4%	10.5%	16.2%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	54.2%	80.0%	54.6%	nm	55.5%
Total assets (£bn)	226.5	27.2	381.9	54.7	690.3
Funded assets (£bn) (1)	226.5	27.2	315.5	53.6	622.8
Net loans to customers - amortised cost (£bn)	203.3	18.1	133.9	24.0	379.3
Loan impairment rate (1)	12bps	(12)bps	(8)bps	nm	3bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	—	(3.3)
Impairment provisions - Stage 3 (£bn)	(1.0)	—	(0.9)	(0.1)	(2.0)
Customer deposits (£bn)	191.5	39.5	194.2	7.8	433.0
Risk-weighted assets (RWAs) (£bn)	62.3	11.0	104.9	2.6	180.8
RWA equivalent (RWAe) (£bn)	63.1	11.0	106.7	3.1	183.9
Employee numbers (FTEs - thousands)	12.6	2.2	12.8	33.0	60.6
Third party customer asset rate (1)	3.88%	4.99%	6.77%	nm	nm
Third party customer funding rate (1)	(2.08%)	(3.14%)	(1.93%)	nm	nm
Average interest earning assets (£bn) (1)	220.1	26.3	244.0	na	524.4
Net interest margin (1)	2.26%	2.18%	2.10%	na	2.07%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group – Form 6-K Interim Results 2024	19

Segment performance continued

	Half year ended 30 June 2023
				Central	Total
	Retail	Private	Commercial &	items &	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	2,908	428	2,504	(114)	5,726
Own credit adjustments	—	—	9	—	9
Other non-interest income	212	139	1,235	406	1,992
Total income	3,120	567	3,748	292	7,727
Direct expenses	(398)	(118)	(741)	(2,550)	(3,807)
Indirect expenses	(945)	(193)	(1,152)	2,290	—
Other operating expenses	(1,343)	(311)	(1,893)	(260)	(3,807)
Litigation and conduct costs	(24)	(11)	(94)	21	(108)
Operating expenses	(1,367)	(322)	(1,987)	(239)	(3,915)
Operating profit before impairment losses/releases	1,753	245	1,761	53	3,812
Impairment (losses)/releases	(193)	(11)	(20)	1	(223)
Operating profit	1,560	234	1,741	54	3,589

Income excluding notable items (1)	3,120	567	3,739	(43)	7,383

Additional information
Return on tangible equity (1)	na	na	na	na	18.2%
Return on equity (1)	29.1%	24.7%	16.9%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	43.0%	54.9%	50.5%	nm	49.3%
Total assets (£bn)	229.1	27.3	401.5	44.7	702.6
Funded assets (£bn) (1)	229.1	27.3	320.6	43.7	620.7
Net loans to customers - amortised cost (£bn)	204.4	19.1	129.2	21.2	373.9
Loan impairment rate (1)	19bps	11bps	3bps	nm	12bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	(0.1)	(3.4)
Impairment provisions - Stage 3 (£bn)	(1.0)	—	(0.8)	(0.1)	(1.9)
Customer deposits (£bn)	183.1	36.5	201.5	11.4	432.5
Risk-weighted assets (RWAs) (£bn)	57.3	11.5	103.6	5.1	177.5
RWA equivalent (RWAe) (£bn)	57.3	11.5	104.9	5.8	179.5
Employee numbers (FTEs - thousands)	13.7	2.3	12.6	32.9	61.5
Third party customer asset rate (1)	3.03%	4.24%	5.61%	nm	nm
Third party customer funding rate (1)	(1.02%)	(1.43%)	(1.03%)	nm	nm
Average interest earning assets (£bn) (1)	220.9	27.6	244.6	na	518.4
Net interest margin (1)	2.65%	3.13%	2.06%	na	2.23%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group – Form 6-K Interim Results 2024	20

Segment performance continued

	Quarter ended 30 June 2024
				Central	Total
	Retail	Private	Commercial &	items &	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,259	151	1,297	50	2,757
Own credit adjustments	—	—	(2)	—	(2)
Other non-interest income	106	85	646	67	904
Total income	1,365	236	1,941	117	3,659
Direct expenses	(192)	(65)	(380)	(1,291)	(1,928)
Indirect expenses	(498)	(110)	(673)	1,281	-
Other operating expenses	(690)	(175)	(1,053)	(10)	(1,928)
Litigation and conduct costs	(7)	—	(46)	(24)	(77)
Operating expenses	(697)	(175)	(1,099)	(34)	(2,005)
Operating profit before impairment losses/releases	668	61	842	83	1,654
Impairment (losses)/releases	(59)	5	96	3	45
Operating profit	609	66	938	86	1,699

Income excluding notable items (1)	1,365	236	1,943	46	3,590

Additional information
Return on tangible equity (1)	na	na	na	na	18.5%
Return on equity (1)	20.3%	14.4%	17.8%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	50.5%	74.2%	54.3%	nm	52.7%
Total assets (£bn)	226.5	27.2	381.9	54.7	690.3
Funded assets (£bn) (1)	226.5	27.2	315.5	53.6	622.8
Net loans to customers - amortised cost (£bn)	203.3	18.1	133.9	24.0	379.3
Loan impairment rate (1)	12bps	(11)bps	(28)bps	nm	(5)bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	—	(3.3)
Impairment provisions - Stage 3 (£bn)	(1.0)	—	(0.9)	(0.1)	(2.0)
Customer deposits (£bn)	191.5	39.5	194.2	7.8	433.0
Risk-weighted assets (RWAs) (£bn)	62.3	11.0	104.9	2.6	180.8
RWA equivalent (RWAe) (£bn)	63.1	11.0	106.7	3.1	183.9
Employee numbers (FTEs - thousands)	12.6	2.2	12.8	33.0	60.6
Third party customer asset rate (1)	3.97%	5.01%	6.73%	nm	nm
Third party customer funding rate (1)	(2.10%)	(3.15%)	(1.93%)	nm	nm
Average interest earning assets (£bn) (1)	219.6	26.5	246.0	na	527.6
Net interest margin (1)	2.31%	2.30%	2.12%	na	2.10%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group – Form 6-K Interim Results 2024	21

Segment performance continued

	Quarter ended 31 March 2024
				Central	Total
	Retail	Private	Commercial &	items &	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,216	134	1,246	55	2,651
Own credit adjustments	—	—	(5)	—	(5)
Other non-interest income	109	74	618	28	829
Total income	1,325	208	1,859	83	3,475
Direct expenses	(189)	(61)	(384)	(1,394)	(2,028)
Indirect expenses	(578)	(119)	(636)	1,333	—
Other operating expenses	(767)	(180)	(1,020)	(61)	(2,028)
Litigation and conduct costs	(6)	(1)	(31)	14	(24)
Operating expenses	(773)	(181)	(1,051)	(47)	(2,052)
Operating profit before impairment losses/releases	552	27	808	36	1,423
Impairment (losses)/releases	(63)	6	(39)	3	(93)
Operating profit	489	33	769	39	1,330

Income excluding notable items (1)	1,325	208	1,864	17	3,414

Additional information
Return on tangible equity (1)	na	na	na	na	14.2%
Return on equity (1)	16.5%	6.7%	14.6%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	57.9%	86.5%	54.9%	nm	58.4%
Total assets (£bn)	226.4	26.5	388.8	55.8	697.5
Funded assets (£bn) (1)	226.4	26.5	321.7	54.7	629.3
Net loans to customers - amortised cost (£bn)	203.5	18.2	135.3	21.0	378.0
Loan impairment rate (1)	12bps	(13)bps	11bps	nm	10bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.5)	(0.1)	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.2)	—	(0.8)	—	(2.0)
Customer deposits (£bn)	190.0	37.8	192.2	12.8	432.8
Risk-weighted assets (RWAs) (£bn)	62.5	11.3	109.9	2.6	186.3
RWA equivalent (RWAe) (£bn)	62.6	11.3	111.1	3.1	188.1
Employee numbers (FTEs - thousands)	13.1	2.2	12.7	33.3	61.3
Third party customer asset rate (1)	3.79%	4.97%	6.81%	nm	nm
Third party customer funding rate (1)	(2.05%)	(3.14%)	(1.93%)	nm	nm
Average interest earning assets (£bn) (1)	220.6	26.2	241.9	na	521.1
Net interest margin (1)	2.22%	2.06%	2.07%	na	2.05%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group – Form 6-K Interim Results 2024	22

Segment performance continued

	Quarter ended 30 June 2023
				Central	Total
	Retail	Private	Commercial &	items &	NatWest
	Banking	Banking	Institutional	other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,416	199	1,243	(34)	2,824
Own credit adjustments	—	—	3	—	3
Other non-interest income	100	72	549	303	1,024
Total income	1,516	271	1,795	269	3,851
Direct expenses	(187)	(58)	(381)	(1,249)	(1,875)
Indirect expenses	(463)	(101)	(553)	1,117	—
Other operating expenses	(650)	(159)	(934)	(132)	(1,875)
Litigation and conduct costs	(21)	(8)	(50)	27	(52)
Operating expenses	(671)	(167)	(984)	(105)	(1,927)
Operating profit before impairment losses	845	104	811	164	1,924
Impairment losses	(79)	(3)	(64)	(7)	(153)
Operating profit	766	101	747	157	1,771

Income excluding notable items (1)	1,516	271	1,792	(16)	3,563

Additional information
Return on tangible equity (1)	na	na	na	na	16.4%
Return on equity (1)	28.2%	20.8%	14.3%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	42.9%	58.7%	52.0%	nm	48.7%
Total assets (£bn)	229.1	27.3	401.5	44.7	702.6
Funded assets (£bn) (1)	229.1	27.3	320.6	43.7	620.7
Net loans to customers - amortised cost (£bn)	204.4	19.1	129.2	21.2	373.9
Loan impairment rate (1)	15bps	6bps	20bps	nm	16bps
Impairment provisions (£bn)	(1.7)	(0.1)	(1.5)	(0.1)	(3.4)
Impairment provisions - Stage 3 (£bn)	(1.0)	—	(0.8)	(0.1)	(1.9)
Customer deposits (£bn)	183.1	36.5	201.5	11.4	432.5
Risk-weighted assets (RWAs) (£bn)	57.3	11.5	103.6	5.1	177.5
RWA equivalent (RWAe) (£bn)	57.3	11.5	104.9	5.8	179.5
Employee numbers (FTEs - thousands)	13.7	2.3	12.6	32.9	61.5
Third party customer asset rate (1)	3.11%	4.41%	5.84%	nm	nm
Third party customer funding rate (1)	(1.20%)	(1.71%)	(1.18%)	nm	nm
Average interest earning assets (£bn) (1)	221.5	27.1	243.2	na	514.5
Net interest margin (1)	2.56%	2.94%	2.05%	na	2.20%

nm - not meaningful, na - not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group – Form 6-K Interim Results 2024	23

Risk and capital management

Credit risk

Economic loss drivers

Introduction

The portfolio segmentation and selection of economic loss drivers for IFRS 9 follows the approach used in stress testing. To enable robust modelling, the forecasting models for each portfolio segment (defined by product or asset class and where relevant, industry sector and region) are based on a selected, small number of economic variables (typically three to four) that best explain the movements in portfolio loss rates. The process to select economic loss drivers involves empirical analysis and expert judgement.

The most significant economic loss drivers for the most material portfolios are shown in the table below:

Portfolio	Economic loss drivers
UK Personal mortgages	Unemployment rate, sterling swap rate, house price index, real wage
UK Personal unsecured	Unemployment rate, sterling swap rate, real wage
UK corporates	Stock price index, gross domestic product (GDP)
UK commercial real estate	Stock price index, commercial property price index, GDP

Economic scenarios

At 30 June 2024, the range of anticipated future economic conditions was defined by a set of four internally developed scenarios and their respective probabilities. In addition to the base case, they comprised upside, downside and extreme downside scenarios. The scenarios primarily reflected the current risks faced by the economy, particularly in relation to the path of inflation and interest rates.

For 30 June 2024, the four scenarios were deemed appropriate in capturing the uncertainty in economic forecasts and the non-linearity in outcomes under different scenarios. These four scenarios were developed to provide sufficient coverage across potential rises in unemployment, inflation, asset price declines and the degree of permanent damage to the economy, around which there remains pronounced levels of uncertainty.

Upside – This scenario assumes robust growth as inflation falls sharply and rates are lowered quicker than expected. Consumer spending is supported by quicker recovery in household income, and further helped by higher consumer confidence, fiscal support and strong business investment. The labour market remains resilient with the unemployment rate falling. The housing market shows robust growth.

Compared to 31 December 2023, the upside scenario remains similarly configured, exploring a more benign set of economic outcomes, including a stronger performing stock market, real estate prices, and supported by a stronger global growth backdrop, relative to the base case view.

Base case – Continued declining inflation allows an easing cycle to start in the second half of 2024. The unemployment rate rises modestly over 2024 but there are no wide-spread job losses. Inflation remains very close to the current level of 2% through the forecast period. Economic output also experiences modest but stable growth in contrast to the stagnation of recent years. The housing market experiences modest nominal price increase. Housing market activity gradually strengthens as interest rates fall and real incomes recover.

Since 31 December 2023, the economic outlook has improved as household income continued to recover, and the labour market remained resilient. The declining inflation trend has continued, albeit the progress was slower than expected. As a result, rates are expected to remain higher-for-longer than previously expected. The unemployment rate still rises but the peak is marginally lower and is underpinned by a resilient labour market. House prices were assumed to decline previously in 2024, but there has been a better-than-expected recovery in early 2024 and prices are now expected to show a modest increase.

Downside – Core inflation remains persistently high leading to resurgent inflation. The economy experiences a recession as consumer confidence weakens due to a fall in real incomes. Interest rates are raised higher than the base case and remain higher-for-longer. High rates are assumed to have a more significant impact on the labour market. Unemployment is higher than the base case scenario while house prices lose approximately ten percent of their value.

Compared to 31 December 2023, the downside scenario is similarly configured and explores risks associated with high inflation and significantly higher interest rates across the period.

NatWest Group – Form 6-K Interim Results 2024	24

Risk and capital management continued

Credit risk continued

Economic loss drivers

Extreme downside – This scenario assumes a significant economic downturn with a loss of consumer confidence leading to a deep economic recession. This results in widespread job losses with the unemployment rate rising above the levels seen during the 2008 financial crisis, further compounding consumer weakness. Rates are cut sharply in response to the demand shock, leading to some support to the recovery. House prices lose approximately a third of their value.

Compared to 31 December 2023, the extreme downside is similarly configured with an extreme set of economic outcomes, low interest rates, very sharp falls in asset prices and a marked deterioration in the labour market.

The main macroeconomic variables for each of the four scenarios used for expected credit loss (ECL) modelling are set out in the main macroeconomic variables table below.

Main macroeconomic variables	30 June 2024					31 December 2023
				Extreme	Weighted				Extreme	Weighted
	Upside	Base case	Downside	downside	average	Upside	Base case	Downside	downside	average
Five-year summary	%	%	%	%	%	%	%	%	%	%
GDP	1.9	1.2	0.6	(0.2)	1.1	1.8	1.0	0.5	(0.3)	0.9
Unemployment rate	3.5	4.3	5.4	7.1	4.7	3.5	4.6	5.2	6.8	4.8
House price index	5.3	3.3	1.0	(4.2)	2.5	3.9	0.3	(0.4)	(5.7)	0.3
Commercial real estate price	4.4	1.2	(0.7)	(5.1)	0.8	3.1	(0.2)	(2.0)	(6.8)	(0.6)
Consumer price index	1.1	2.1	4.8	1.3	2.3	1.7	2.6	5.2	1.8	2.8
Bank of England base rate	3.3	3.7	5.7	2.6	3.8	3.8	3.7	5.6	2.9	4.0
Stock price index	4.7	3.3	1.3	0.2	2.8	4.8	3.3	1.2	(0.4)	2.8
World GDP	3.7	3.1	2.7	1.8	3.0	3.7	3.2	2.7	1.8	3.0
Probability weight	22.0	45.0	19.4	13.6		21.2	45.0	20.4	13.4

(1)	The five-year summary runs from 2024-2028 for 30 June 2024 and from 2023-27 for 31 December 2023.
(2)	The table shows compound annual growth rate (CAGR) for GDP, average levels for the unemployment rate and Bank of England base rate and Q4 to Q4 CAGR for other parameters.

NatWest Group – Form 6-K Interim Results 2024	25

Risk and capital management continued

Credit risk continued

Economic loss drivers

Climate transition

In 2023, NatWest Group for the first time explicitly included assumptions about the changes in transition policy, in the base case macroeconomic scenario. Last year, an economy-wide implicit carbon price, consistent with the CCC Balanced Net Zero Scenario, was applied to all sectors. During the first half of 2024, NatWest Group continued to add climate policy and technology related transition assumptions into its base case macroeconomic scenario used for financial planning. As in 2023, this process included an assessment of ECL in this IFRS 9 reporting period. This resulted in climate transition policy contributing £5.4 million to total ECL, compared with an increase in ECL of less than £1 million at the end of 2023.

In 2024, NatWest Group refined the approach. In this reporting period, NatWest Group calculated expected implicit carbon prices associated with specific climate transition policies. NatWest Group has individually assessed 46 active and potential transition policies that will have a significant impact on the cost of emissions and converted them into equivalent sectoral carbon prices, calculated as the cost per tonne of the emissions abated, as a result of each policy. This approach enables NatWest Group to estimate an aggregate macroeconomic impact of the transition policies, and as a result, ECL.

NatWest Group and its customers have a dependency on timely and appropriate government policies to provide the necessary impetus for technology development and customer behaviour changes, to enable the UK’s successful transition to net zero. Policy delays and the risks outlined in the UK CCC 2022 and 2023 Progress Reports, if not adequately addressed in a timely manner, put at risk the UK’s net zero transition and in turn, that of NatWest Group and its customers.

Probability weightings of scenarios

NatWest Group’s quantitative approach to IFRS 9 multiple economic scenarios (MES) involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights. This quantitative approach is used for 30 June 2024.

The approach involves comparing GDP paths for NatWest Group’s scenarios against a set of 1,000 model runs, following which, a percentile in the distribution is established that most closely corresponded to the scenario. Probability weight for base case is set first based on judgement, while probability weights for the alternate scenarios are assigned based on these percentiles scores.

The assigned probability weights were judged to be aligned with the subjective assessment of balance of the risks in the economy. The weights were broadly comparable to those used at 31 December 2023 but with slightly less downside skew. This is reasonable as the inflation outturn since then has been encouraging, with inflation continuing to decline and a reduced risk of stagflation. However, the risks of persistent inflation remain elevated and there is considerable uncertainty in the economic outlook, particularly with respect to persistence and the range of outcomes on inflation. Given that backdrop, NatWest Group judges it appropriate that downside-biased scenarios have higher combined probability weights than the upside-biased scenario. It presents good coverage to the range of outcomes assumed in the scenarios, including the potential for a robust recovery on the upside and exceptionally challenging outcomes on the downside. A 22% weighting was applied to the upside scenario, a 45% weighting applied to the base case scenario, a 19.4% weighting applied to the downside scenario and a 13.6% weighting applied to the extreme downside scenario.

NatWest Group – Form 6-K Interim Results 2024	26

Risk and capital management continued

Credit risk continued

Economic loss drivers

Annual figures

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
GDP - annual growth	%	%	%	%	%
2024	1.7	0.7	0.1	—	0.7
2025	3.9	1.2	(0.9)	(4.0)	0.7
2026	1.4	1.4	1.1	0.9	1.3
2027	1.2	1.4	1.3	1.2	1.3
2028	1.2	1.4	1.3	1.2	1.3
2029	1.3	1.4	1.3	1.3	1.3

Unemployment rate - annual average
2024	4.2	4.4	4.6	4.8	4.4
2025	3.4	4.4	5.7	7.8	4.9
2026	3.2	4.3	5.7	8.3	4.9
2027	3.3	4.3	5.5	7.7	4.7
2028	3.3	4.2	5.4	7.1	4.6
2029	3.3	4.2	5.3	6.8	4.6

House price index - four quarter change
2024	6.8	3.1	(1.2)	(3.3)	2.2
2025	8.9	3.1	(6.0)	(13.2)	0.6
2026	4.5	3.4	1.0	(14.5)	1.3
2027	3.1	3.4	6.6	5.4	4.1
2028	3.5	3.4	5.2	6.8	4.1
2029	3.4	3.4	3.4	3.4	3.4

Commercial real estate price - four quarter change
2024	6.2	(1.3)	(4.2)	(7.7)	(1.1)
2025	5.5	1.7	(8.0)	(30.8)	(3.4)
2026	4.6	2.0	3.1	3.3	3.0
2027	3.8	2.2	3.4	7.8	3.3
2028	1.8	1.5	3.0	8.5	2.5
2029	1.4	1.4	1.4	1.4	1.4

NatWest Group – Form 6-K Interim Results 2024	27

Risk and capital management continued

Credit risk continued

Economic loss drivers

Annual figures

				Extreme	Weighted
	Upside	Base case	Downside	downside	average
Consumer price index - four quarter change	%	%	%	%	%
2024	1.4	2.1	5.7	0.1	2.4
2025	0.5	2.1	6.7	0.5	2.5
2026	1.3	2.0	4.4	2.0	2.4
2027	1.2	2.0	3.8	2.0	2.2
2028	1.1	2.0	3.7	2.0	2.2
2029	2.0	2.0	2.0	2.0	2.0

Bank of England base rate - annual average
2024	4.83	5.10	5.50	4.69	5.06
2025	3.46	4.06	6.35	2.38	4.14
2026	2.85	3.08	5.83	2.00	3.42
2027	2.75	3.00	5.50	2.00	3.29
2028	2.75	3.00	5.19	2.06	3.24
2029	2.75	3.00	5.00	2.25	3.23

Stock price index - four quarter change
2024	6.8	3.3	(11.0)	(27.7)	(2.9)
2025	5.7	3.3	(1.5)	(7.4)	1.9
2026	4.1	3.3	8.6	21.2	6.0
2027	3.6	3.3	6.5	12.9	4.9
2028	3.2	3.3	5.3	10.2	4.4
2029	3.3	3.3	3.3	3.3	3.3

NatWest Group – Form 6-K Interim Results 2024	28

Risk and capital management continued

Credit risk continued

Economic loss drivers

Worst points

			Extreme		Weighted
	Downside		downside		average
30 June 2024%		Quarter	%	Quarter	%
GDP	(0.9)	Q1 2025	(4.2)	Q2 2025	0.6
Unemployment rate - peak	5.8	Q3 2025	8.5	Q4 2025	5.0
House price index	(8.0)	Q2 2026	(28.2)	Q4 2026	1.1
Commercial real estate price	(11.9)	Q3 2025	(36.5)	Q1 2026	(4.4)
Consumer price index
- highest four quarter change	8.5	Q2 2025	3.5	Q1 2024	3.5
Bank of England base rate
- extreme level	6.5	Q2 2025	5.3	Q1 2024	5.3
Stock price index	(16.0)	Q2 2025	(40.5)	Q2 2025	(4.2)

31 December 2023
GDP	(1.2)	Q3 2024	(4.5)	Q4 2024	0.3
Unemployment rate - peak	5.8	Q1 2025	8.5	Q2 2025	5.2
House price index	(12.5)	Q4 2025	(31.7)	Q2 2026	(6.5)
Commercial real estate price	(16.6)	Q1 2025	(39.9)	Q3 2025	(10.2)
Consumer price index
- highest four quarter change	10.3	Q1 2023	10.3	Q1 2023	10.3
Bank of England base rate
- extreme level	6.5	Q4 2024	5.3	Q4 2023	5.3
Stock price index	(14.3)	Q4 2024	(39.3)	Q4 2024	(2.4)

(1)	Unless specified otherwise, the figures show falls relative to the starting period. The calculations are performed over five years, with a starting point of Q4 2023 for 30 June 2024 scenarios and Q4 2022 for 31 December 2023 scenarios.

Use of the scenarios in Personal lending

Personal lending follows a discrete scenario approach. The probability of default (PD), exposure at default (EAD), loss given default (LGD) and resultant ECL for each discrete scenario is calculated using product specific economic response models. Probability weighted averages across the suite of economic scenarios are then calculated for each of the model outputs, with the weighted PD being used for staging purposes.

Business Banking utilises the Personal lending methodology rather than the Wholesale lending methodology.

Use of the scenarios in Wholesale lending

Wholesale lending follows a continuous scenario approach to calculate ECL. PD and LGD values arising from multiple economic forecasts (based on the concept of credit cycle indices) are simulated around the central projection. The central projection is a weighted average of economic scenarios with the scenarios translated into credit cycle indices using the Wholesale economic response models.

NatWest Group – Form 6-K Interim Results 2024	29

Risk and capital management continued

Credit risk continued

Economic loss drivers

UK economic uncertainty

The high inflation environment alongside high interest rates are presenting significant headwinds for some businesses and consumers, in many cases compounding. These cost pressures remain a feature of the economic environment, though they are expected to moderate over 2024 and 2025 in the base case scenario. NatWest Group has considered where these are most likely to affect the customer base, with the cost of borrowing during 2023 and 2024 for both businesses and consumers presenting an additional affordability challenge.

The effects of these risks are not expected to be fully captured by forward-looking credit modelling, particularly given the high inflation environment, low unemployment base case outlook. Any incremental ECL effects for these risks will be captured via post model adjustments and are detailed further in the Governance and post model adjustments section.

Governance and post model adjustments

The IFRS 9 PD, EAD and LGD models are subject to NatWest Group’s model risk policy that stipulates periodic model monitoring, periodic re-validation and defines approval procedures and authorities according to model materiality. Various post model adjustments were applied where management judged they were necessary to ensure an adequate level of overall ECL provision. All post model adjustments were subject to review, challenge and approval through model or provisioning committees.

Post model adjustments will remain a key focus area of NatWest Group’s ongoing ECL adequacy assessment process. A holistic framework has been established including reviewing a range of economic data, external benchmark information and portfolio performance trends with a particular focus on segments of the portfolio (both commercial and consumer) that are likely to be more susceptible to high inflation, high interest rates and supply chain disruption.

ECL post model adjustments

The table below shows ECL post model adjustments.

	Retail Banking		Private	Commercial &	Central items
	Mortgages	Other	Banking	Institutional	& other	Total
30 June 2024	£m	£m	£m	£m	£m	£m
Deferred model calibrations	—	—	1	16	—	17
Economic uncertainty	79	43	8	168	4	302
Other adjustments	—	—	—	3	—	3
Total	79	43	9	187	4	322

Of which:
- Stage 1	36	18	5	78	4	141
- Stage 2	33	25	4	107	—	169
- Stage 3	10	—	—	2	—	12

31 December 2023
Deferred model calibrations	—	—	1	23	—	24
Economic uncertainty	118	39	13	256	3	429
Other adjustments	1	—	—	8	23	32
Total	119	39	14	287	26	485
Of which:
- Stage 1	75	14	6	115	10	220
- Stage 2	31	25	8	167	9	240
- Stage 3	13	—	—	5	7	25

NatWest Group – Form 6-K Interim Results 2024	30

Risk and capital management continued

Credit risk continued

Economic loss drivers

ECL post model adjustments

Post model adjustments decreased significantly since 31 December 2023, reflecting reduced economic uncertainty from inflation, higher-for-longer interest rates and liquidity.

-Retail Banking – The post model adjustment for economic uncertainty decreased to £122 million (31 December 2023 – £157 million). This reduction primarily reflected a revision to the cost of living post model adjustment to £111 million (31 December 2023 – £144 million), supported by back-testing of default outcomes for higher risk segments. The cost of living post model adjustment captures the risk on segments in the Retail Banking portfolio that are more susceptible to the effects of cost of living rises. It focuses on key affordability lenses, including customers with lower income in fuel poverty, over-indebted borrowers and customers vulnerable to a potential mortgage rate shock.
-Commercial & Institutional – The post model adjustment for economic uncertainty decreased to £168 million (31 December 2023 – £256 million). The inflation, supply chain and liquidity post model adjustment of £136 million (31 December 2023 – £206 million) was maintained for lending prior to 1 January 2024, with a sector-level downgrade being applied to the sectors that were considered most at risk from the ongoing pressures from inflation and ongoing concerns around reducing cash reserves across many sectors. The £70 million reduction reflected the reduced risk along with portfolio improvements and exposure reduction.
-A £32 million (31 December 2023 – £50 million) post model adjustment to cover the residual risks from COVID-19 remains for the risks surrounding associated debt to customers that have utilised government support schemes. This adjustment is reducing as customers default or repay.
-The £16 million (31 December 2023 - £23 million) judgemental overlay for deferred model calibrations relates to refinance risk, with the existing mechanistic modelling approach not fully capturing the risk on deteriorated exposures.
-Central items & other – A £23 million post model adjustment in other adjustments was removed in the period, reflecting the withdrawal from the Republic of Ireland.

Measurement uncertainty and ECL sensitivity analysis

The recognition and measurement of ECL is complex and involves the use of significant judgment and estimation, particularly in times of economic volatility and uncertainty. This includes the formulation and incorporation of multiple forward-looking economic conditions into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate.

The impact arising from the base case, upside, downside and extreme downside scenarios was simulated. These scenarios are used in the methodology for Personal multiple economic scenarios as described in the Economic loss drivers section. In the simulations, NatWest Group has assumed that the economic macro variables associated with these scenarios replace the existing base case economic assumptions, giving them a 100% probability weighting and therefore serving as a single economic scenario.

These scenarios were applied to all modelled portfolios in the analysis below, with the simulation impacting both PDs and LGDs. Post model adjustments included in the ECL estimates that were modelled were sensitised in line with the modelled ECL movements, but those that were judgmental in nature, primarily those for deferred model calibrations and economic uncertainty, were not (refer to the Governance and post model adjustments section) on the basis these would be re-evaluated by management through ECL governance for any new economic scenario outlook and not be subject to an automated calculation. As expected, the scenarios create differing impacts on ECL by portfolio and the impacts are deemed reasonable. In this simulation, it is assumed that existing modelled relationships between key economic variables and loss drivers hold, but in practice other factors would also have an impact, for example, potential customer behaviour changes and policy changes by lenders that might impact on the wider availability of credit.

The focus of the simulations is on ECL provisioning requirements on performing exposures in Stage 1 and Stage 2. The simulations are run on a stand-alone basis and are independent of each other; the potential ECL impacts reflect the simulated impact at 30 June 2024. Scenario impacts on SICR should be considered when evaluating the ECL movements of Stage 1 and Stage 2. In all scenarios the total exposure was the same but exposure by stage varied in each scenario.

Stage 3 provisions are not subject to the same level of measurement uncertainty – default is an observed event as at the balance sheet date. Stage 3 provisions therefore were not considered in this analysis.

NatWest Group’s core criterion to identify a SICR is founded on PD deterioration. Under the simulations, PDs change and result in exposures moving between Stage 1 and Stage 2 contributing to the ECL impact.

NatWest Group – Form 6-K Interim Results 2024	31

Risk and capital management continued

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis

			Moderate	Moderate	Extreme
		Base	upside	downside	downside
30 June 2024	Actual	scenario	scenario	scenario	scenario
Stage 1 modelled loans (£m)
Retail Banking - mortgages	166,944	167,405	167,829	164,061	157,458
Retail Banking - unsecured	9,941	10,025	10,142	9,696	9,019
Wholesale - property	27,589	27,635	27,769	27,277	23,732
Wholesale - non-property	130,655	131,355	131,829	128,798	109,550
	335,129	336,420	337,569	329,832	299,759
Stage 1 modelled ECL (£m)
Retail Banking - mortgages	47	45	44	46	44
Retail Banking - unsecured	228	219	202	250	243
Wholesale - property	73	54	41	99	148
Wholesale - non-property	219	189	158	268	337
	567	507	445	663	772
Stage 1 coverage
Retail Banking - mortgages	0.03%	0.03%	0.03%	0.03%	0.03%
Retail Banking - unsecured	2.29%	2.18%	1.99%	2.58%	2.69%
Wholesale - property	0.26%	0.20%	0.15%	0.36%	0.62%
Wholesale - non-property	0.17%	0.14%	0.12%	0.21%	0.31%
	0.17%	0.15%	0.13%	0.20%	0.26%
Stage 2 modelled loans (£m)
Retail Banking - mortgages	20,315	19,854	19,430	23,198	29,801
Retail Banking - unsecured	3,097	3,013	2,896	3,342	4,019
Wholesale - property	3,052	3,006	2,872	3,364	6,909
Wholesale - non-property	10,983	10,283	9,809	12,840	32,088
	37,447	36,156	35,007	42,744	72,817
Stage 2 modelled ECL (£m)
Retail Banking - mortgages	68	61	55	82	123
Retail Banking - unsecured	390	361	315	455	596
Wholesale - property	64	56	49	80	186
Wholesale - non-property	269	233	202	343	641
	791	711	621	960	1,546
Stage 2 coverage
Retail Banking - mortgages	0.33%	0.31%	0.28%	0.35%	0.41%
Retail Banking - unsecured	12.59%	11.98%	10.88%	13.61%	14.83%
Wholesale - property	2.10%	1.86%	1.71%	2.38%	2.69%
Wholesale - non-property	2.45%	2.27%	2.06%	2.67%	2.00%
	2.11%	1.97%	1.77%	2.25%	2.12%
Stage 1 and Stage 2 modelled loans (£m)
Retail Banking - mortgages	187,259	187,259	187,259	187,259	187,259
Retail Banking - unsecured	13,038	13,038	13,038	13,038	13,038
Wholesale - property	30,641	30,641	30,641	30,641	30,641
Wholesale - non-property	141,638	141,638	141,638	141,638	141,638
	372,576	372,576	372,576	372,576	372,576

NatWest Group – Form 6-K Interim Results 2024	32

Risk and capital management continued

Credit risk continued

Measurement uncertainty and ECL sensitivity analysis

			Moderate	Moderate	Extreme
		Base	upside	downside	downside
30 June 2024	Actual	scenario	scenario	scenario	scenario
Stage 1 and Stage 2 modelled ECL (£m)
Retail Banking - mortgages	115	106	99	128	167
Retail Banking - unsecured	618	580	517	705	839
Wholesale - property	137	110	90	179	334
Wholesale - non-property	488	422	360	611	978
	1,358	1,218	1,066	1,623	2,318
Stage 1 and Stage 2 coverage
Retail Banking - mortgages	0.06%	0.06%	0.05%	0.07%	0.09%
Retail Banking - unsecured	4.74%	4.45%	3.97%	5.41%	6.44%
Wholesale - property	0.45%	0.36%	0.29%	0.58%	1.09%
Wholesale - non-property	0.34%	0.30%	0.25%	0.43%	0.69%
	0.36%	0.33%	0.29%	0.44%	0.62%
Reconciliation to Stage 1 and
Stage 2 ECL (£m)
ECL on modelled exposures	1,358	1,218	1,066	1,623	2,318
ECL on UBIDAC modelled exposures	—	—	—	—	—
ECL on non-modelled exposures	29	29	29	29	29

Total Stage 1 and Stage 2 ECL (£m)	1,387	1,247	1,095	1,652	2,347
Variance to actual total Stage 1 and
Stage 2 ECL (£m)		(140)	(292)	265	960

Reconciliation to Stage 1 and
Stage 2 flow exposure (£m)
Modelled loans	372,576	372,576	372,576	372,576	372,576
UBIDAC loans	69	69	69	69	69
Non-modelled loans	18,881	18,881	18,881	18,881	18,881
Other asset classes	145,136	145,136	145,136	145,136	145,136

(1)	Variations in future undrawn exposure values across the scenarios are modelled, however, the exposure position reported is that used to calculate modelled ECL as at 30 June 2024 and therefore does not include variation in future undrawn exposure values.
(2)	Reflects ECL for all modelled exposure in scope for IFRS 9. The analysis excludes non-modelled portfolios and exposure relating to bonds and cash.
(3)	Exposures related to Ulster Bank RoI continuing operations were not included in the simulations, the current Ulster Bank RoI ECL was included across all scenarios to enable reconciliation to other disclosures.
(4)	All simulations were run on a stand-alone basis and are independent of each other, with the potential ECL impact reflecting the simulated impact as at 30 June 2024. The simulations change the composition of Stage 1 and Stage 2 exposure but total exposure is unchanged under each scenario as the loan population is static.
(5)	Refer to the Economic loss drivers section for details of economic scenarios.
(6)	Refer to the NatWest Group plc 2023 Annual Report on Form 20-F for 31 December 2023 comparatives.

NatWest Group – Form 6-K Interim Results 2024	33

Risk and capital management continued

Credit risk continued

Measurement uncertainty and ECL adequacy

-	If the economics were as negative as observed in the extreme downside (i.e. 100% probability weighting), total Stage 1 and Stage 2 ECL was simulated to increase by around £1.0 billion (approximately 69%). In this scenario, Stage 2 exposure nearly doubled and was the key driver of the simulated ECL rise. The movement in Stage 2 balances in the other simulations was far less significant and the impact to ECL less material.
-	In the Wholesale portfolio, there was a significant increase in ECL under the extreme downside scenario. The Wholesale property ECL increase was mainly due to commercial real estate prices which showed negative growth particularly in 2025 and significant deterioration in the stock index in 2024 and 2025. The non-property increase was mainly due to GDP contraction in 2025 and significant deterioration in the stock index.
-	Given that continued uncertainty remained due to persistent inflation, high interest rates and liquidity concerns at H1 2024, NatWest Group utilised a framework of quantitative and qualitative measures to support the levels of ECL coverage. This included economic data, credit performance insights, supply chain contagion analysis and problem debt trends. This was particularly important for consideration of post model adjustments.
-	As the effects of these economic risks evolve during 2024, there is a risk of further credit deterioration. However, the income statement effect of this should have been mitigated by the forward-looking provisions retained on the balance sheet at 30 June 2024.
-	There are a number of key factors that could drive further downside to impairments, through deteriorating economic and credit metrics and increased stage migration as credit risk increases for more customers. Such factors which could impact the IFRS 9 models, include an adverse deterioration in unemployment and GDP in the economies in which NatWest Group operates.

Movement in ECL provision

The table below shows the main ECL provision movements during H1 2024.

ECL provision
£m
At 1 January 2024	3,645
Transfers to disposal groups and reclassifications	(18)
Changes in economic forecasts	(17)
Changes in risk metrics and exposure: Stage 1 and Stage 2	(147)
Changes in risk metrics and exposure: Stage 3	370
Judgemental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3	(140)
Write-offs and other	(350)
At 30 June 2024	3,343

-	During the first half of the year, overall ECL decreased with increases from Stage 3 inflows more than offset by write-offs, including debt sale activity on Personal unsecured assets (£0.2 billion), reductions in economic uncertainty post-model adjustments, as well as reflecting balance reductions and positive portfolio performance across NatWest Group.
-	In the Personal portfolios, Stage 3 default rates reduced during H1 2024 relative to H2 2023 with trends on PDs and Stage 2 either stable or improving.
-	For the Wholesale portfolio, Stage 3 defaults increased but are still below historic trends.
-	Judgemental ECL post model adjustments, decreased from 31 December 2023 and now represents 10% of total ECL (31 December 2023 – 13%). Refer to the Governance and post model adjustments section for further details.

NatWest Group – Form 6-K Interim Results 2024	34

Risk and capital management continued

Credit risk – Banking activities

Introduction

This section details the credit risk profile of NatWest Group’s banking activities.

Financial instruments within the scope of the IFRS 9 ECL framework

Refer to Note 8 to the consolidated financial statements for balance sheet analysis of financial assets that are classified as amortised cost or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment.

	30 June 2024			31 December 2023
	Gross	ECL	Net	Gross	ECL	Net
	£bn	£bn	£bn	£bn	£bn	£bn
Balance sheet total gross amortised cost and FVOCI	562.6			553.8
In scope of IFRS 9 ECL framework	555.1			545.3
% in scope	99%			98%
Loans to customers - in scope - amortised cost	383.1	3.2	379.9	385.3	3.6	381.7
Loans to customers - in scope - FVOCI	0.1	—	0.1	0.1	—	0.1
Loans to banks - in scope - amortised cost	5.7	—	5.7	6.7	—	6.7
Total loans - in scope	388.9	3.2	385.7	392.1	3.6	388.5
Stage 1	345.8	0.5	345.3	348.6	0.7	347.9
Stage 2	37.3	0.8	36.5	37.9	0.9	37.0
Stage 3	5.8	1.9	3.9	5.6	2.0	3.6
Other financial assets - in scope - amortised cost	138.5	—	138.5	124.9	—	124.9
Other financial assets - in scope - FVOCI	27.7	—	27.7	28.3	—	28.3
Total other financial assets - in scope	166.2	—	166.2	153.2	—	153.2
Stage 1	165.6	—	165.6	152.0	—	152.0
Stage 2	0.6	—	0.6	1.2	—	1.2
Out of scope of IFRS 9 ECL framework	7.5	na	7.5	8.5	na	8.5
Loans to customers - out of scope - amortised cost	(0.6)	na	(0.6)	(0.4)	na	(0.4)
Loans to banks - out of scope - amortised cost	0.3	na	0.3	0.3	na	0.3
Other financial assets - out of scope - amortised cost	7.5	na	7.5	8.3	na	8.3
Other financial assets - out of scope - FVOCI	0.3	na	0.3	0.3	na	0.3

na = not applicable

The assets outside the scope of the IFRS 9 ECL framework were as follows:

-	Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £7.4 billion (31 December 2023 – £8.6 billion). These were assessed as having no ECL unless there was evidence that they were defaulted.
-	Equity shares of £0.3 billion (31 December 2023 – £0.3 billion) as not within the IFRS 9 ECL framework by definition.
-	Fair value adjustments on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope of £(0.4) billion (31 December 2023 – £(0.3) billion).

Contingent liabilities and commitments

In addition to contingent liabilities and commitments disclosed in Note 13 to the consolidated financial statements, reputationally-committed limits were also included in the scope of the IFRS 9 ECL framework. These were offset by £0.4 billion (31 December 2023 – £0.1 billion) out of scope balances primarily related to facilities that, if drawn, would not be classified as amortised cost or FVOCI, or undrawn limits relating to financial assets exclusions. Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £136.2 billion (31 December 2023 – £132.0 billion) comprised Stage 1 £126.3 billion (31 December 2023 – £120.6 billion); Stage 2 £9.2 billion (31 December 2023 – £10.7 billion); and Stage 3 £0.7 billion (31 December 2023 – £0.7 billion).

The ECL relating to off-balance sheet exposures was £0.1 billion (31 December 2023 – £0.1 billion). The total ECL in the remainder of the Credit risk section of £3.3 billion (31 December 2023 – £3.6 billion) included ECL for both on and off-balance sheet exposures for non-disposal groups.

NatWest Group – Form 6-K Interim Results 2024	35

Risk and capital management continued

Credit risk – Banking activities continued

Segment analysis – portfolio summary

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
30 June 2024	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	178,508	17,209	123,433	26,697	345,847
Stage 2	23,091	744	13,453	—	37,288
Stage 3	3,205	294	2,313	—	5,812
Of which: individual	—	252	964	—	1,216
Of which: collective	3,205	42	1,349	—	4,596
Subtotal excluding disposal group loans	204,804	18,247	139,199	26,697	388,947
Disposal group loans				—	—
Total				26,697	388,947
ECL provisions (3)
Stage 1	275	16	275	19	585
Stage 2	456	11	334	1	802
Stage 3	1,026	38	892	—	1,956
Of which: individual	—	38	328	—	366
Of which: collective	1,026	—	564	—	1,590
Subtotal excluding ECL provisions on disposal group loans	1,757	65	1,501	20	3,343
ECL provisions on disposal group loans				—	—
Total				20	3,343
ECL provisions coverage (4)
Stage 1 (%)	0.15	0.09	0.22	0.07	0.17
Stage 2 (%)	1.97	1.48	2.48	nm	2.15
Stage 3 (%)	32.01	12.93	38.56	—	33.65
ECL provisions coverage excluding disposal group loans	0.86	0.36	1.08	0.07	0.86
ECL provisions coverage on disposal group loans	—	—	—	—	—
Total	—	—	—	0.07	0.86
Impairment (releases)/losses
ECL charge/(release) (5)	122	(11)	(57)	(6)	48
Stage 1	(166)	(9)	(182)	(7)	(364)
Stage 2	178	(3)	14	1	190
Stage 3	110	1	111	—	222
Of which: individual	—	1	79	—	80
Of which: collective	110	—	32	—	142
Continuing operations	122	(11)	(57)	(6)	48
Discontinued operations				—	—
Total				(6)	48
Amounts written-off	270	—	99	—	369
Of which: individual	—	—	64	—	64
Of which: collective	270	—	35	—	305

For the notes to this table refer to the following page.

NatWest Group – Form 6-K Interim Results 2024	36

Risk and capital management continued

Credit risk – Banking activities continued

Segment analysis – portfolio summary

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
31 December 2023	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	182,297	17,565	119,047	29,677	348,586
Stage 2	21,208	906	15,771	6	37,891
Stage 3	3,133	258	2,162	10	5,563
Of which: individual	—	186	845	—	1,031
Of which: collective	3,133	72	1,317	10	4,532
Subtotal excluding disposal group loans	206,638	18,729	136,980	29,693	392,040
Disposal group loans				67	67
Total				29,760	392,107
ECL provisions (3)
Stage 1	306	20	356	27	709
Stage 2	502	20	447	7	976
Stage 3	1,097	34	819	10	1,960
Of which: individual	—	34	298	—	332
Of which: collective	1,097	—	521	10	1,628
Subtotal excluding ECL provisions on disposal group loans	1,905	74	1,622	44	3,645
ECL provisions on disposal group loans				36	36
Total				80	3,681
ECL provisions coverage (4)
Stage 1 (%)	0.17	0.11	0.30	0.09	0.20
Stage 2 (%)	2.37	2.21	2.83	nm	2.58
Stage 3 (%)	35.01	13.18	37.88	100.00	35.23
ECL provisions coverage excluding disposal group loans	0.92	0.40	1.18	0.15	0.93
ECL provisions coverage on disposal group loans				53.73	53.73
Total				0.27	0.94
Half year ended 30 June 2023
Impairment (releases)/losses
ECL (release)/charge (5)	193	11	20	(1)	223
Stage 1	(88)	(1)	(124)	4	(209)
Stage 2	188	8	98	2	296
Stage 3	93	4	46	(7)	136
Of which: individual	—	4	13	(4)	13
Of which: collective	93	—	33	(3)	123
Continuing operations	193	11	20	(1)	223
Discontinued operations				(1)	(1)
Total				(2)	222
Amounts written-off	63	1	50	8	122
Of which: individual	—	1	19	2	22
Of which: collective	63	—	31	6	100

nm = not meaningful

(1)	The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £114.8 billion (31 December 2023 – £103.1 billion) and debt securities of £51.4 billion (31 December 2023 – £50.1 billion).
(2)	Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.
(3)	Includes £4 million (31 December 2023 – £9 million) related to assets classified as FVOCI and £0.1 billion (31 December 2023 – £0.1 billion) related to off-balance sheet exposures.
(4)	ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.
(5)	Includes a £6 million release (30 June 2023 – £5 million release) related to other financial assets, of which £5 million release (30 June 2023 – £1 million charge) related to assets classified as FVOCI and includes a £4 million charge (30 June 2023 – £3 million release) related to contingent liabilities.

NatWest Group – Form 6-K Interim Results 2024	37

Risk and capital management continued

Credit risk – Banking activities continued

Segment loans and impairment metrics

The table below shows gross loans and ECL provisions, by days past due, by segment and stage, within the scope of the ECL framework.

	Gross loans							ECL provisions (2)
		Stage 2 (1)							Stage 2 (1)
		Not							Not
		past	1-30	>30					past	1-30	>30
	Stage 1	due	DPD	DPD	Total	Stage 3	Total	Stage 1	due	DPD	DPD	Total	Stage 3	Total
30 June 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail Banking	178,508	21,836	816	439	23,091	3,205	204,804	275	398	15	43	456	1,026	1,757
Private Banking	17,209	653	45	46	744	294	18,247	16	11	—	—	11	38	65
Personal	13,865	160	45	30	235	210	14,310	3	1	—	—	1	23	27
Wholesale	3,344	493	—	16	509	84	3,937	13	10	—	—	10	15	38
Commercial & Institutional	123,433	12,475	649	329	13,453	2,313	139,199	275	302	21	11	334	892	1,501
Personal	2,238	12	24	10	46	46	2,330	2	—	—	—	—	14	16
Wholesale	121,195	12,463	625	319	13,407	2,267	136,869	273	302	21	11	334	878	1,485
Central items & other	26,697	—	—	—	—	—	26,697	19	1	—	—	1	—	20
Personal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Wholesale	26,697	—	—	—	—	—	26,697	19	1	—	—	1	—	20
Total loans	345,847	34,964	1,510	814	37,288	5,812	388,947	585	712	36	54	802	1,956	3,343
Of which:
Personal	194,611	22,008	885	479	23,372	3,461	221,444	280	399	15	43	457	1,063	1,800
Wholesale	151,236	12,956	625	335	13,916	2,351	167,503	305	313	21	11	345	893	1,543

31 December 2023
Retail Banking	182,297	20,128	738	342	21,208	3,133	206,638	306	453	15	34	502	1,097	1,905
Private Banking	17,565	772	77	57	906	258	18,729	20	18	1	1	20	34	74
Personal	14,296	158	73	24	255	209	14,760	3	2	—	—	2	20	25
Wholesale	3,269	614	4	33	651	49	3,969	17	16	1	1	18	14	49
Commercial & Institutional	119,047	14,689	657	425	15,771	2,162	136,980	356	415	21	11	447	819	1,622
Personal	2,268	15	21	7	43	52	2,363	2	—	—	—	—	16	18
Wholesale	116,779	14,674	636	418	15,728	2,110	134,617	354	415	21	11	447	803	1,604
Central items & other	29,677	5	—	1	6	10	29,693	27	6	—	1	7	10	44
Personal	4	2	—	1	3	6	13	5	1	—	1	2	9	16
Wholesale	29,673	3	—	—	3	4	29,680	22	5	—	—	5	1	28
Total loans	348,586	35,594	1,472	825	37,891	5,563	392,040	709	892	37	47	976	1,960	3,645
Of which:
Personal	198,865	20,303	832	374	21,509	3,400	223,774	316	456	15	35	506	1,142	1,964
Wholesale	149,721	15,291	640	451	16,382	2,163	168,266	393	436	22	12	470	818	1,681

For the notes to this table refer to the following page.

NatWest Group – Form 6-K Interim Results 2024	38

Risk and capital management continued

Credit risk – Banking activities continued

Segment loans and impairment metrics

The table below shows ECL and ECL provisions coverage, by days past due, by segment and stage, within the scope of the ECL framework.

	ECL provisions coverage							Half year ended 30 June 2024
		Stage 2 (1,2)						ECL
		Not past						Total	Amounts
	Stage 1	due	1-30 DPD	>30 DPD	Total	Stage 3	Total	(release)/charge	written-off
30 June 2024%		%	%	%	%	%	%	£m	£m
Retail Banking	0.15	1.82	1.84	9.79	1.97	32.01	0.86	122	270
Private Banking	0.09	1.68	—	—	1.48	12.93	0.36	(11)	—
Personal	0.02	0.63	—	—	0.43	10.95	0.19	1	—
Wholesale	0.39	2.03	—	—	1.96	17.86	0.97	(12)	—
Commercial & Institutional	0.22	2.42	3.24	3.34	2.48	38.56	1.08	(57)	99
Personal	0.09	—	—	—	—	30.43	0.69	—	1
Wholesale	0.23	2.42	3.36	3.45	2.49	38.73	1.08	(57)	98
Central items
& other	0.07	nm	—	—	nm	—	0.07	(6)	—
Personal	—	—	—	—	—	—	—	—	—
Wholesale	0.07	nm	—	—	nm	—	0.07	(6)	—
Total loans	0.17	2.04	2.38	6.63	2.15	33.65	0.86	48	369
Of which:
Personal	0.14	1.81	1.69	8.98	1.96	30.71	0.81	123	271
Wholesale	0.20	2.42	3.36	3.28	2.48	37.98	0.92	(75)	98

31 December 2023								Half year ended 30 June 2023
Retail Banking	0.17	2.25	2.03	9.94	2.37	35.01	0.92	193	63
Private Banking	0.11	2.33	1.30	1.75	2.21	13.18	0.40	11	1
Personal	0.02	1.27	—	—	0.78	9.57	0.17	4	1
Wholesale	0.52	2.61	25.00	3.03	2.76	28.57	1.23	7	—
Commercial & Institutional	0.30	2.83	3.20	2.59	2.83	37.88	1.18	20	50
Personal	0.09	—	—	—	—	30.77	0.76	1	1
Wholesale	0.30	2.83	3.30	2.63	2.84	38.06	1.19	19	49
Central items & other	0.09	nm	—	nm	nm	nm	0.15	(1)	8
Personal	nm	nm	—	nm	nm	nm	nm	5	1
Wholesale	0.07	nm	—	—	nm	25.00	0.09	(6)	7
Total loans	0.20	2.51	2.51	5.70	2.58	35.23	0.93	223	122
Of which:
Personal	0.16	2.25	1.80	9.36	2.35	33.59	0.88	203	66
Wholesale	0.26	2.85	3.44	2.66	2.87	37.82	1.00	20	56

nm = not meaningful

(1)	30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by IFRS 9 for a SICR.
(2)	Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.

NatWest Group – Form 6-K Interim Results 2024	39

Risk and capital management continued

Credit risk – Banking activities continued

Segment loans and impairment metrics

-	Retail Banking – Loans to customers were lower than Q4 2023, mainly due to a reduction in mortgage balances where higher redemptions were only partly offset by new mortgage lending. Unsecured lending grew overall, driven by growth in credit cards. New lending and portfolio credit quality was maintained with limited increases in arrears in line with expectations. Total ECL coverage decreased during H1 2024 reflective of Q2 2024 debt sale activity on unsecured portfolios (£0.2 billion of assets), reductions in economic uncertainty post model adjustments, and stable underlying portfolio performance. The reduction in good book coverage in the first half of the year was also a result of unsecured probability of default modelling updates alongside an improved view on forward looking economics, underpinning a reduction in Stage 2 balances. Post model adjustments to capture increased affordability pressures on customers due to high inflation and interest rates decreased since Q4 2023, reflecting a revision of portfolio subsegments deemed most at risk, supported by back-testing of default outcomes. Flow rates into Stage 3 reduced during H1 2024.
-	Commercial & Institutional – Growth in exposure in Commercial & Institutional was driven by increased exposure to financial institutions and property, and partially offset by an overall reduction to corporate sectors. Sector appetite continues to be reviewed regularly, with particular focus on sector clusters deemed to represent a heightened risk. Total ECL reduced in H1 2024 due to releases in post model adjustments, positive portfolio performance and improved economic scenarios. This was partially offset by an increase in Stage 3 ECL, from flows into default on individually assessed customers. The ECL decrease resulted in a reduction in coverage levels, but coverage on Stage 1 and Stage 2 was still significantly above pre-COVID-19 levels, reflecting that a degree of economic uncertainty remains.

NatWest Group – Form 6-K Interim Results 2024	40

Risk and capital management continued

Credit risk – Banking activities continued

Sector analysis – portfolio summary

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

	Personal				Wholesale					Total
		Credit	Other				Financial
	Mortgages (1)	cards	personal	Total	Property	Corporate	institution	Sovereign	Total
30 June 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	205,486	6,381	9,577	221,444	32,618	76,588	56,725	1,572	167,503	388,947
- UK	205,486	6,381	9,577	221,444	32,200	63,611	38,600	552	134,963	356,407
- RoI	—	—	—	—	10	983	529	—	1,522	1,522
- Other Europe	—	—	—	—	289	5,100	8,669	701	14,759	14,759
- RoW	—	—	—	—	119	6,894	8,927	319	16,259	16,259
Loans by stage	205,486	6,381	9,577	221,444	32,618	76,588	56,725	1,572	167,503	388,947
- Stage 1	182,672	4,431	7,508	194,611	28,872	64,974	56,103	1,287	151,236	345,847
- Stage 2	20,368	1,792	1,212	23,372	3,018	10,087	548	263	13,916	37,288
- Stage 3	2,446	158	857	3,461	728	1,527	74	22	2,351	5,812
- Of which: individual	150	—	22	172	290	666	66	22	1,044	1,216
- Of which: collective	2,296	158	835	3,289	438	861	8	—	1,307	4,596
Loans - past due analysis (2)	205,486	6,381	9,577	221,444	32,618	76,588	56,725	1,572	167,503	388,947
- Not past due	202,398	6,198	8,677	217,273	31,937	74,187	56,442	1,550	164,116	381,389
- Past due 1-30 days	1,199	44	68	1,311	296	1,494	275	—	2,065	3,376
- Past due 31-90 days	735	44	119	898	86	287	3	—	376	1,274
- Past due 90-180 days	388	38	101	527	37	33	—	22	92	619
- Past due >180 days	766	57	612	1,435	262	587	5	—	854	2,289
Loans - Stage 2	20,368	1,792	1,212	23,372	3,018	10,087	548	263	13,916	37,288
- Not past due	19,171	1,737	1,100	22,008	2,820	9,331	542	263	12,956	34,964
- Past due 1-30 days	822	27	36	885	116	506	3	—	625	1,510
- Past due 31-90 days	375	28	76	479	82	250	3	—	335	814
Weighted average life
- ECL measurement (years)	9	4	6	5	6	6	2	2	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.51	2.99	4.63	0.74	1.14	1.36	0.17	4.38	0.94	0.83
- Basel (%)	0.67	3.51	3.32	0.85	0.90	1.22	0.16	4.38	0.82	0.84
ECL provisions by geography	420	376	1,004	1,800	371	1,063	90	19	1,543	3,343
- UK	420	376	1,004	1,800	361	926	34	13	1,334	3,134
- RoI	—	—	—	—	—	3	1	—	4	4
- Other Europe	—	—	—	—	3	87	8	—	98	98
- RoW	—	—	—	—	7	47	47	6	107	107
ECL provisions by stage	420	376	1,004	1,800	371	1,063	90	19	1,543	3,343
- Stage 1	49	82	149	280	73	180	39	13	305	585
- Stage 2	69	189	199	457	66	270	7	2	345	802
- Stage 3	302	105	656	1,063	232	613	44	4	893	1,956
- Of which: individual	13	—	14	27	85	211	39	4	339	366
- Of which: collective	289	105	642	1,036	147	402	5	—	554	1,590

For the notes to this table refer to page 44.

NatWest Group – Form 6-K Interim Results 2024	41

Risk and capital management continued

Credit risk – Banking activities continued

Sector analysis – portfolio summary

	Personal				Wholesale					Total
		Credit	Other				Financial
	Mortgages (1)	cards	personal	Total	Property	Corporate	institution	Sovereign	Total
30 June 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions coverage (%)	0.20	5.89	10.48	0.81	1.14	1.39	0.16	1.21	0.92	0.86
- Stage 1 (%)	0.03	1.85	1.98	0.14	0.25	0.28	0.07	1.01	0.20	0.17
- Stage 2 (%)	0.34	10.55	16.42	1.96	2.19	2.68	1.28	0.76	2.48	2.15
- Stage 3 (%)	12.35	66.46	76.55	30.71	31.87	40.14	59.46	18.18	37.98	33.65
ECL (release)/charge	(19)	51	91	123	(12)	(83)	19	1	(75)	48
- UK	(19)	51	91	123	(12)	(70)	(4)	—	(86)	37
- RoI	—	—	—	—	1	—	—	—	1	1
- Other Europe	—	—	—	—	(1)	(7)	(6)	—	(14)	(14)
- RoW	—	—	—	—	—	(6)	29	1	24	24
Amounts written-off	9	38	224	271	10	88	—	—	98	369
Loans by residual maturity	205,486	6,381	9,577	221,444	32,618	76,588	56,725	1,572	167,503	388,947
- <1 year	3,366	3,618	3,080	10,064	6,665	25,856	43,220	780	76,521	86,585
- 1-5 year	9,469	2,763	5,482	17,714	17,687	30,632	11,242	483	60,044	77,758
- >5<15 year	45,488	—	1,009	46,497	5,782	14,925	2,229	309	23,245	69,742
- >15 year	147,163	—	6	147,169	2,484	5,175	34	—	7,693	154,862
Other financial assets by asset quality (3)	—	—	—	—	1	2,583	27,058	136,516	166,158	166,158
- AQ1-AQ4	—	—	—	—	1	2,581	26,507	136,516	165,605	165,605
- AQ5-AQ8	—	—	—	—	—	2	551	—	553	553
Off-balance sheet	12,478	18,494	8,207	39,179	14,159	61,113	21,516	254	97,042	136,221
- Loan commitments	12,478	18,494	8,165	39,137	13,843	58,410	19,909	254	92,416	131,553
- Financial guarantees	—	—	42	42	316	2,703	1,607	—	4,626	4,668
Off-balance sheet by asset quality (3)	12,478	18,494	8,207	39,179	14,159	61,113	21,516	254	97,042	136,221
- AQ1-AQ4	11,659	486	6,869	19,014	10,970	37,302	19,902	164	68,338	87,352
- AQ5-AQ8	797	17,681	1,301	19,779	3,170	23,497	1,575	27	28,269	48,048
- AQ9	7	9	9	25	2	25	1	63	91	116
- AQ10	15	318	28	361	17	289	38	—	344	705

For the notes to this table refer to page 44.

NatWest Group – Form 6-K Interim Results 2024	42

Risk and capital management continued

Credit risk – Banking activities continued

Sector analysis – portfolio summary

	Personal				Wholesale					Total
		Credit	Other				Financial
	Mortgages (1)	cards	personal	Total	Property	Corporate	institution	Sovereign	Total
31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	208,275	5,904	9,595	223,774	31,207	77,339	57,087	2,633	168,266	392,040
- UK	208,275	5,893	9,592	223,760	30,703	65,033	39,906	2,016	137,658	361,418
- RoI	—	11	3	14	9	888	279	—	1,176	1,190
- Other Europe	—	—	—	—	375	5,096	7,865	399	13,735	13,735
- RoW	—	—	—	—	120	6,322	9,037	218	15,697	15,697
Loans by stage	208,275	5,904	9,595	223,774	31,207	77,339	57,087	2,633	168,266	392,040
- Stage 1	188,140	3,742	6,983	198,865	27,316	63,690	56,105	2,610	149,721	348,586
- Stage 2	17,854	2,022	1,633	21,509	3,270	12,145	966	1	16,382	37,891
- Stage 3	2,281	140	979	3,400	621	1,504	16	22	2,163	5,563
- Of which: individual	122	—	20	142	240	625	2	22	889	1,031
- Of which: collective	2,159	140	959	3,258	381	879	14	—	1,274	4,532
Loans - past due analysis (2)	208,275	5,904	9,595	223,774	31,207	77,339	57,087	2,633	168,266	392,040
- Not past due	205,405	5,743	8,578	219,726	30,264	74,052	56,735	2,633	163,684	383,410
- Past due 1-30 days	1,178	41	71	1,290	491	2,222	332	—	3,045	4,335
- Past due 31-90 days	518	38	112	668	179	437	12	—	628	1,296
- Past due 90-180 days	445	32	103	580	42	71	2	—	115	695
- Past due >180 days	729	50	731	1,510	231	557	6	—	794	2,304
Loans - Stage 2	17,854	2,022	1,633	21,509	3,270	12,145	966	1	16,382	37,891
- Not past due	16,803	1,971	1,529	20,303	3,071	11,287	932	1	15,291	35,594
- Past due 1-30 days	765	27	40	832	100	516	24	—	640	1,472
- Past due 31-90 days	286	24	64	374	99	342	10	—	451	825
Weighted average life
- ECL measurement (years)	9	3	6	6	6	6	2	—	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.50	3.45	5.29	0.75	1.45	1.59	0.19	0.37	1.07	0.89
- Basel (%)	0.67	3.37	3.15	0.84	0.94	1.25	0.17	0.37	0.81	0.83
ECL provisions by geography	420	376	1,168	1,964	398	1,201	66	16	1,681	3,645
- UK	420	365	1,163	1,948	384	999	38	13	1,434	3,382
- RoI	—	11	5	16	—	6	1	—	7	23
- Other Europe	—	—	—	—	7	146	12	—	165	165
- RoW	—	—	—	—	7	50	15	3	75	75
ECL provisions by stage	420	376	1,168	1,964	398	1,201	66	16	1,681	3,645
- Stage 1	88	76	152	316	102	234	44	13	393	709
- Stage 2	61	207	238	506	98	356	15	1	470	976
- Stage 3	271	93	778	1,142	198	611	7	2	818	1,960
- Of which: individual	12	—	14	26	60	242	2	2	306	332
- Of which: collective	259	93	764	1,116	138	369	5	—	512	1,628

For the notes to this table refer to the following page.

NatWest Group – Form 6-K Interim Results 2024	43

Risk and capital management continued

Credit risk – Banking activities continued

Sector analysis – portfolio summary

	Personal				Wholesale					Total
		Credit	Other				Financial
	Mortgages (1)	cards	personal	Total	Property	Corporate	institution	Sovereign	Total
31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions coverage (%)	0.20	6.37	12.17	0.88	1.28	1.55	0.12	0.61	1.00	0.93
- Stage 1 (%)	0.05	2.03	2.18	0.16	0.37	0.37	0.08	0.50	0.26	0.20
- Stage 2 (%)	0.34	10.24	14.57	2.35	3.00	2.93	1.55	100.00	2.87	2.58
- Stage 3 (%)	11.88	66.43	79.47	33.59	31.88	40.63	43.75	9.09	37.82	35.23
Half year ended 30 June 2023
ECL (release)/charge (4)	23	70	110	203	21	7	(6)	(2)	20	223
- UK	23	68	107	198	21	37	(11)	(2)	45	243
- RoI	—	2	3	5	5	(5)	—	—	—	5
- Other Europe	—	—	—	—	(5)	16	1	—	12	12
- RoW	—	—	—	—	—	(41)	4	—	(37)	(37)
Amounts written-off (4)	8	34	24	66	19	37	—	—	56	122
31 December 2023
Loans by residual maturity	208,275	5,904	9,595	223,774	31,207	77,339	57,087	2,633	168,266	392,040
- <1 year	3,375	3,398	3,169	9,942	5,696	25,312	43,497	489	74,994	84,936
- 1-5 year	9,508	2,506	5,431	17,445	17,216	32,573	11,616	1,872	63,277	80,722
- >5<15 year	46,453	—	993	47,446	5,701	14,167	1,939	199	22,006	69,452
- >15 year	148,939	—	2	148,941	2,594	5,287	35	73	7,989	156,930
Other financial assets by asset quality (3)	—	—	—	—	1	2,689	26,816	123,683	153,189	153,189
- AQ1-AQ4	—	—	—	—	1.0	2,689	26,084	123,683	152,457	152,457
- AQ5-AQ8	—	—	—	—	—	—	732	—	732	732
Off-balance sheet	9,843	17,284	8,462	35,589	14,205	59,716	22,221	227	96,369	131,958
- Loan commitments	9,843	17,284	8,417	35,544	13,861	57,081	20,765	227	91,934	127,478
- Financial guarantees	—	—	45	45	344	2,635	1,456	—	4,435	4,480
Off-balance sheet by asset quality (3)	9,843	17,284	8,462	35,589	14,205	59,716	22,221	227	96,369	131,958
- AQ1-AQ4	9,099	448	7,271	16,818	10,916	36,380	20,644	165	68,105	84,923
- AQ5-AQ8	721	16,518	1,162	18,401	3,266	23,030	1,574	45	27,915	46,316
- AQ9	7	6	4	17	3	12	—	—	15	32
- AQ10	16	312	25	353	20	294	3	17	334	687

(1)	Includes a portion of Private Banking lending secured against residential real estate, in line with ECL calculation methodology. Private Banking and RBS International mortgages are reported in the UK, reflecting the country of lending origination and includes crown dependencies.
(2)	30 DPD – 30 days past due, the mandatory 30 days past due backstop as prescribed by the IFRS 9 guidance for a SICR (significant increase in credit risk).
(3)	AQ bandings are based on Basel PDs and mapping is as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating	Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA	AQ6	1.076% - 2.153%	BB- to B+
AQ2	0.034% - 0.048%	AA to AA-	AQ7	2.153% - 6.089%	B+ to B
AQ3	0.048% - 0.095%	A+ to A	AQ8	6.089% - 17.222%	B- to CCC+
AQ4	0.095% - 0.381%	BBB+ to BBB-	AQ9	17.222% - 100%	CCC to C
AQ5	0.381% - 1.076%	BB+ to BB	AQ10	100%	D

£0.3 billion (31 December 2023 – £0.3 billion) of AQ10 Personal balances primarily relate to loan commitments, the drawdown of which is effectively prohibited.

(4)	Previously published sectors for the Wholesale portfolio have been re-presented to reflect updated internal sector reporting.

NatWest Group – Form 6-K Interim Results 2024	44

Risk and capital management continued

Credit risk – Banking activities continued

Sector analysis – portfolio summary

The table below shows ECL by stage, for the Personal portfolio and selected sectors of the Wholesale portfolio including those that contain an element of exposure classified as heightened climate-related risk.

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 June 2024	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	194,611	23,372	3,461	221,444	39,137	42	280	457	1,063	1,800
Mortgages (1)	182,672	20,368	2,446	205,486	12,478	—	49	69	302	420
Credit cards	4,431	1,792	158	6,381	18,494	—	82	189	105	376
Other personal	7,508	1,212	857	9,577	8,165	42	149	199	656	1,004
Wholesale	151,236	13,916	2,351	167,503	92,416	4,626	305	345	893	1,543
Property	28,872	3,018	728	32,618	13,843	316	73	66	232	371
Financial institutions (2)	56,103	548	74	56,725	19,909	1,607	39	7	44	90
Sovereigns	1,287	263	22	1,572	254	—	13	2	4	19
Corporate	64,974	10,087	1,527	76,588	58,410	2,703	180	270	613	1,063
Of which:
Agriculture	3,933	873	122	4,928	947	21	13	29	37	79
Airlines and aerospace	2,103	286	4	2,393	2,087	232	3	3	3	9
Automotive	7,041	653	55	7,749	4,090	136	14	12	18	44
Building materials	1,447	257	18	1,722	1,441	64	4	7	7	18
Chemicals	362	76	1	439	722	14	1	1	1	3
Industrials	2,066	405	74	2,545	2,725	140	7	12	29	48
Land transport and logistics	4,485	300	85	4,870	3,033	253	8	11	22	41
Leisure	4,576	1,866	284	6,726	2,140	116	24	60	98	182
Mining and metals	296	23	4	323	315	6	—	—	4	4
Oil and gas	626	26	70	722	1,932	189	2	1	49	52
Power utilities	5,811	301	79	6,191	7,757	585	12	7	32	51
Retail	6,083	1,119	164	7,366	4,522	385	14	25	72	111
Shipping	205	10	25	240	76	27	—	1	9	10
Water and waste	3,513	362	20	3,895	1,813	121	3	3	6	12
Total	345,847	37,288	5,812	388,947	131,553	4,668	585	802	1,956	3,343

For the notes to this table refer to the following page.

NatWest Group – Form 6-K Interim Results 2024	45

Risk and capital management continued

Credit risk – Banking activities continued

Sector analysis – portfolio summary

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	198,865	21,509	3,400	223,774	35,544	45	316	506	1,142	1,964
Mortgages (1)	188,140	17,854	2,281	208,275	9,843	—	88	61	271	420
Credit cards	3,742	2,022	140	5,904	17,284	—	76	207	93	376
Other personal	6,983	1,633	979	9,595	8,417	45	152	238	778	1,168
Wholesale	149,721	16,382	2,163	168,266	91,934	4,435	393	470	818	1,681
Property	27,316	3,270	621	31,207	13,861	344	102	98	198	398
Financial institutions (2)	56,105	966	16	57,087	20,765	1,456	44	15	7	66
Sovereigns	2,610	1	22	2,633	227	—	13	1	2	16
Corporate	63,690	12,145	1,504	77,339	57,081	2,635	234	356	611	1,201
Of which:
Agriculture	3,851	1,011	90	4,952	950	21	19	35	34	88
Airlines and aerospace	1,525	454	3	1,982	1,788	178	4	7	2	13
Automotive	7,223	1,008	76	8,307	3,844	103	18	18	26	62
Building materials	1,204	282	72	1,558	1,475	72	6	9	8	23
Chemicals	354	62	4	420	785	13	1	9	1	11
Industrials	2,269	543	70	2,882	2,896	148	10	18	23	51
Land transport and logistics	4,231	578	61	4,870	3,025	184	11	14	18	43
Leisure	4,394	2,245	288	6,927	1,887	145	31	74	91	196
Mining and metals	241	32	4	277	545	7	—	—	4	4
Oil and gas	915	125	27	1,067	1,959	237	3	2	29	34
Power utilities	5,604	418	40	6,062	8,257	554	13	13	24	50
Retail	5,846	1,318	224	7,388	4,717	429	23	35	118	176
Shipping	207	35	3	245	71	31	—	1	2	3
Water and waste	3,536	173	13	3,722	1,904	84	4	5	4	13
Total	348,586	37,891	5,563	392,040	127,478	4,480	709	976	1,960	3,645

(1)

As at 30 June 2024, £136.5 billion, 66.4%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2023 – £140.8 billion, 67.6%). Of which, 45.2% were rated as EPC A to C (31 December 2023 – 44.1%).

(2)	Includes transactions, such as securitisations, where the underlying risk may be in other sectors.

NatWest Group – Form 6-K Interim Results 2024	46

Risk and capital management continued

Credit risk – Banking activities continued

Wholesale forbearance

The table below shows Wholesale forbearance, Heightened Monitoring and Risk of Credit Loss by sector. This table shows current exposure but reflects risk transfers where there is a guarantee by another customer.

		Financial		Other
	Property	institution	Sovereign	corporate	Total
30 June 2024	£m	£m	£m	£m	£m
Forbearance (flow)	495	101	—	1,876	2,472
Forbearance (stock)	1,081	122	20	3,751	4,974
Heightened Monitoring and Risk of Credit Loss	1,231	183	—	4,299	5,713

31 December 2023
Forbearance (flow)	916	56	22	2,568	3,562
Forbearance (stock)	1,071	70	22	3,752	4,915
Heightened Monitoring and Risk of Credit Loss	1,089	276	—	4,119	5,484

-	Loans by geography and sector – In line with NatWest Group’s strategic focus, exposures continued to be mainly in the UK.
-	Loans by stage – The reduction in Stage 1 mirrored the reduction in balances since Q4 2023, primarily driven by personal mortgages. The reduction in Stage 2 was reflective of portfolio performance and PD modelling updates in Personal unsecured portfolios. The modest increase in Stage 3 balance was mitigated by debt sale activity on Personal unsecured assets.
-	Loans – Past due analysis – In Personal, there were limited increases in the value of arrears during H1 2024. The increases were in line with expectations, mainly in mortgages given the higher interest rate environment, following portfolio growth in recent years and adjustments to lending criteria following COVID-19. The reduction in arrears in unsecured portfolios was due to Q2 2024 debt sale activity. In Wholesale, past due profile was stable.
-	Weighted average 12 months PDs – Both IFRS 9 and Basel PDs remained broadly stable in the first half of the year overall. In Personal portfolios, there was a notable reduction in unsecured portfolios due to PD modelling updates. In Wholesale, some reductions were observed in PDs in the corporate and property portfolios due to economic and portfolio improvements. PDs in sovereigns increased significantly due to lending backed by government guarantees.
-	ECL provisions by stage and ECL provisions coverage – Overall provisions coverage reduced since 31 December 2023. On the performing book, this was mainly a result of positive portfolio performance, reduced economic uncertainty post model adjustments and PD reductions across a number of portfolios. Furthermore, Stage 3 and total book coverage reduced supported by the reduction of balances from debt sale activity on Personal unsecured portfolios.
-	The ECL charge – The year-to-date impairment charge for 2024 of £48 million primarily reflected impairment releases on Wholesale portfolios driven by the reduction in economic uncertainty post model adjustments alongside positive portfolio performance and reduced PD levels.
-	Loans by residual maturity – The maturity profile of the portfolios remained consistent with prior periods. In mortgages, as expected, the vast majority of exposures were greater than five years. In unsecured lending, cards and other, exposures were concentrated in less than five years. In Wholesale, more than 80% of the exposures mature in less than five years.
-	Other financial assets by asset quality – Consisting almost entirely of cash and balances at central banks and debt securities held in the course of treasury related management activities, these assets were mainly within the AQ1-AQ4 bands.
-	Off-balance sheet exposures by asset quality – In Personal, undrawn exposures were reflective of available credit lines in credit cards and current accounts. Additionally, the mortgage portfolio had undrawn exposures, where a formal offer had been made to a customer but had not yet drawn down; the value increased in line with the pipeline of offers. There was also a legacy portfolio of flexible mortgages where a customer had the right and ability to draw down further funds. The asset quality was aligned to the wider portfolio. In Wholesale, off-balance sheet exposures increased in sovereigns, and in the asset quality band AQ9. In general, asset quality was stable, and in line with the overall portfolio.
-	Wholesale problem debt – Exposures classified as Heightened Monitoring and Risk of Credit Loss within the Wholesale Problem Debt Management framework (formerly known as the Aligned Risk of Credit Loss and Viability framework) increased in H1 2024, driven by a small volume of customers. NatWest Group continued to closely monitor this portfolio and no sector themes or concerns were observed during H1 2024. Retail SME customers do not form part of this framework, customers in financial difficulty within this group are managed by specialist problem debt management teams. For these customers inflows slowed in H1 2024, collections were stable and recoveries balances continued to be driven by BBLs.
-	Wholesale forbearance – Decreased levels of new forbearance were observed in H1 2024 compared to H1 2023, by both value and volume. The CRE sector cluster was the largest beneficiary by value in H1 2024, closely followed by the consumer industries sector cluster. Payment holidays and covenant waivers were the most common forms of forbearance granted.

NatWest Group – Form 6-K Interim Results 2024	47

Risk and capital management continued

Credit risk – Banking activities continued

Personal portfolio

Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).

	30 June 2024					31 December 2023
				Central					Central
	Retail	Private	Commercial &	items		Retail	Private	Commercial &	items
	Banking	Banking	Institutional	& other	Total	Banking	Banking	Institutional	& other	Total
Personal lending	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	190,510	12,873	2,169	—	205,552	192,915	13,222	2,200	—	208,337
Of which:
Owner occupied	172,220	11,370	1,458	—	185,048	174,167	11,629	1,464	—	187,260
Buy-to-let	18,290	1,503	711	—	20,504	18,748	1,593	736	—	21,077
Interest only	22,487	11,276	439	—	34,202	25,805	11,631	461	—	37,897
Mixed (1)	10,191	33	8	—	10,232	10,068	25	10	—	10,103
ECL provisions (2)	398	14	8	—	420	397	12	6	—	415
Other personal lending (3)	14,334	1,293	253	—	15,880	13,758	1,395	222	13	15,388
ECL provisions (2)	1,360	14	3	—	1,377	1,508	12	2	16	1,538
Total personal lending	204,844	14,166	2,422	—	221,432	206,673	14,617	2,422	13	223,725
Mortgage LTV ratios
Owner occupied	57%	59%	55%	—	57%	55%	59%	56%	—	55%
- Stage 1	57%	59%	55%	—	57%	55%	59%	54%	—	55%
- Stage 2	57%	61%	56%	—	57%	54%	63%	54%	—	54%
- Stage 3	50%	64%	76%	—	51%	48%	61%	72%	—	49%
Buy-to-let	55%	59%	52%	—	55%	52%	59%	52%	—	53%
- Stage 1	55%	60%	51%	—	55%	52%	60%	52%	—	53%
- Stage 2	53%	59%	53%	—	53%	50%	57%	49%	—	50%
- Stage 3	52%	53%	60%	—	53%	50%	53%	58%	—	51%
Gross new mortgage lending	11,026	675	114	—	11,815	29,664	1,400	180	—	31,244
Of which:
Owner occupied	10,655	607	86	—	11,348	27,718	1,267	136	—	29,121
- LTV > 90%	364	—	—	—	364	1,173	—	—	—	1,173
Weighted average LTV (4)	69%	63%	71%	—	69%	70%	63%	69%	—	70%
Buy-to-let	371	68	28	—	467	1,946	133	44	—	2,123
Weighted average LTV (4)	59%	60%	55%	—	59%	58%	65%	52%	—	58%
Interest only	633	613	15	—	1,261	2,680	1,224	23	—	3,927
Mixed (1)	574	—	—	—	574	1,568	2	—	—	1,570
Mortgage forbearance
Forbearance flow (5)	280	21	3	—	304	569	22	9	—	600
Forbearance stock	1,584	34	14	—	1,632	1,416	28	15	—	1,459
Current	1,066	22	5	—	1,093	950	10	6	—	966
1-3 months in arrears	175	3	—	—	178	116	2	2	—	120
> 3 months in arrears	343	9	9	—	361	350	16	7	—	373

(1)	Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.
(2)	Retail Banking excludes a non-material amount of lending and provisions held on relatively small legacy portfolios.
(3)	Comprises unsecured lending except for Private Banking, which includes both secured and unsecured lending. It excludes loans that are commercial in nature.
(4)	New mortgage lending LTV reflects the LTV at the time of lending.
(5)	Forbearance flows only include an account once per year, although some accounts may be subject to multiple forbearance deals. Forbearance deals post default are excluded from these flows.

NatWest Group – Form 6-K Interim Results 2024	48

Risk and capital management continued

Credit risk – Banking activities continued

Personal portfolio

-	Mortgage balances reduced during H1 2024 where higher redemptions were only partly offset by new mortgage lending. Unsecured lending grew overall, driven by growth in credit cards.
-	Mortgage portfolio LTV increased in H1 2024, as a result of easing of house prices reflected in the Office for National Statistics house price indices.
-	The proportion of overall interest only mortgage balances decreased in H1 2024. Higher levels of interest only at year end 2023 were driven by the implementation of the Mortgage Charter, however, applications for Mortgage Charter support decreased during H1 2024 and customers have rolled-off from interest only periods.
-	Portfolios and new business were closely monitored against agreed operating limits. These included loan-to-value ratios, buy-to-let concentrations, new-build concentrations and credit quality. Lending criteria, affordability calculations and assumptions for new lending were adjusted during the year, to maintain credit quality in line with appetite and to ensure customers are assessed fairly as economic conditions change.
-	The flow of mortgage forbearance was stable in H1 2024 compared to H2 2023. The reported forbearance values included customers who used Mortgage Charter support if indicators of financial stress were already present before Mortgage Charter support was taken.
-	Other personal lending balances increased in H1 2024 with continued growth in credit card new business. Lending criteria were carefully managed and the credit quality (based on new business PD) of the new business written remained stable.
-	As noted previously, ECL provisions decreased. For further details on the movements in ECL provisions at product level, refer to the Flow statements section.

NatWest Group – Form 6-K Interim Results 2024	49

Risk and capital management continued

Credit risk – Banking activities continued

Personal portfolio

Mortgage LTV distribution by stage

The table below shows gross mortgage lending and related ECL by LTV band for the Retail Banking portfolio.

	Mortgages				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	60,006	7,459	1,112	68,577	12	17	136	165	0.0	0.2	12.2	0.2
>50% and ≤70%	60,845	7,727	856	69,428	18	26	99	143	0.0	0.3	11.6	0.2
>70% and ≤80%	25,290	2,341	173	27,804	8	10	21	39	0.0	0.4	12.1	0.1
>80% and ≤90%	14,951	1,613	86	16,650	6	9	12	27	0.0	0.6	14.0	0.2
>90% and ≤100%	6,661	968	29	7,658	3	6	5	14	0.0	0.6	17.2	0.2
>100%	69	27	14	110	—	—	6	6	—	—	42.9	5.5
Total with LTVs	167,822	20,135	2,270	190,227	47	68	279	394	0.0	0.3	12.3	0.2
Other	279	1	3	283	1	—	1	2	0.4	—	33.3	0.7
Total	168,101	20,136	2,273	190,510	48	68	280	396	0.0	0.3	12.3	0.2
31 December 2023
≤50%	68,092	7,447	1,145	76,684	27	18	134	179	0.0	0.2	11.7	0.2
>50% and ≤70%	65,777	7,011	767	73,555	35	26	85	146	0.1	0.4	11.1	0.2
>70% and ≤80%	22,537	1,633	113	24,283	13	7	15	35	0.1	0.4	13.3	0.1
>80% and ≤90%	13,583	1,143	47	14,773	9	6	7	22	0.1	0.5	14.9	0.1
>90% and ≤100%	3,008	370	14	3,392	2	3.0	3	8	0.1	0.8	21.4	0.2
>100%	22	6	11	39	—	—	5	5	—	—	45.5	12.8
Total with LTVs	173,019	17,610	2,097	192,726	86	60	249	395	0.1	0.3	11.9	0.2
Other	186	1	2	189	1	—	1	2	0.5	—	50.0	1.1
Total	173,205	17,611	2,099	192,915	87	60	250	397	0.1	0.3	11.9	0.2

Retail Banking fixed rate mortgages by roll-off date

The table below shows gross fixed rate mortgage lending for Retail Banking, by roll-off date.

	30 June 2024				31 December 2023
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail Banking mortgages - gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Fixed rate roll-off
<=1 year	30,357	3,882	306	34,545	30,867	3,670	295	34,832
>1<=2 years	43,204	4,766	359	48,329	39,013	3,513	290	42,816
>2 years	81,501	8,640	688	90,829	87,402	7,461	590	95,453
Total	155,062	17,288	1,353	173,703	157,282	14,644	1,175	173,101

NatWest Group – Form 6-K Interim Results 2024	50

Risk and capital management continued

Credit risk – Banking activities continued

Commercial real estate (CRE)

CRE LTV distribution by stage

The table below shows CRE current exposure and related ECL by LTV band.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
≤50%	7,899	275	45	8,219	25	7	8	40	0.3	2.5	17.8	0.5
>50% and ≤70%	3,692	496	120	4,308	18	15	24	57	0.5	3.0	20.0	1.3
>70% and ≤100%	319	45	87	451	2	2	26	30	0.6	4.4	29.9	6.7
>100%	205	3	65	273	1	—	38	39	0.5	—	58.5	14.3
Total with LTVs	12,115	819	317	13,251	46	24	96	166	0.4	2.9	30.3	1.3
Total portfolio
average LTV	46%	52%	98%	48%
Other (1)	2,205	295	39	2,539	5	6	16	27	0.2	2.0	41.0	1.1
Investment	14,320	1,114	356	15,790	51	30	112	193	0.4	2.7	31.5	1.2
Development (2)	1,825	201	50	2,076	8	2	25	35	0.4	1.0	50.0	1.7
Total	16,145	1,315	406	17,866	59	32	137	228	0.4	2.4	33.7	1.3

31 December 2023
≤50%	7,173	664	61	7,898	38	15	9	62	0.5	2.3	14.8	0.8
>50% and ≤70%	3,165	619	94	3,878	22	21	18	61	0.7	3.4	19.1	1.6
>70% and ≤100%	319	112	84	515	3	6	21	30	0.9	5.4	25.0	5.8
>100%	241	6	26	273	1	1	16	18	0.4	16.7	61.5	6.6
Total with LTVs	10,898	1,401	265	12,564	64	43	64	171	0.6	3.1	24.2	1.4
Total portfolio
average LTV	47%	51%	72%	48%
Other (1)	2,189	390	45	2,624	10	7	19	36	0.5	1.8	42.2	1.4
Investment	13,087	1,791	310	15,188	74	50	83	207	0.6	2.8	26.8	1.4
Development (2)	1,717	147	49	1,913	12	5	25	42	0.7	3.4	51.0	2.2
Total	14,804	1,938	359	17,101	86	55	108	249	0.6	2.8	30.1	1.5

(1)	Relates mainly to business banking and unsecured corporate lending.
(2)	Relates to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

-	Overall – The majority of the CRE portfolio was located and managed in the UK. Business appetite and strategy was aligned across NatWest Group.
-	2024 trends – In H1 2024, conditions enabled growth, particularly in Q1 2024, as investors/customers gained more confidence in the economic outlook. Key growth was in the favoured sectors of residential and industrial. The office sector remains challenging. NatWest Group remains comfortable with exposures held in this sub-sector but continues to subject them to detailed scrutiny.
-	Credit quality – Credit quality remained stable with very limited instances of specific cases deteriorating.
-	Risk appetite – Lending appetite is subject to regular review.

NatWest Group – Form 6-K Interim Results 2024	51

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements

The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures may differ from those reported in other tables, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL effect. Other points to note:

-	Financial assets include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.
-	Stage transfers (for example, exposures moving from Stage 1 into Stage 2) are a key feature of the ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly, there is an ECL benefit for accounts improving stage.
-	Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.
-	Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.
-	Amounts written-off represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.
-	There were some flows from Stage 1 into Stage 3 including transfers due to unexpected default events with a post model adjustment in place for Commercial & Institutional to account for this risk.
-	The effect of any change in post model adjustments during the year is typically reported under changes in risk parameters, as are any effects arising from changes to the underlying models. Refer to the section on Governance and post model adjustments for further details.
-	All movements are captured monthly and aggregated. Interest suspended post default is included within Stage 3 ECL, with the movement in the value of suspended interest during the year reported under currency translation and other adjustments.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NatWest Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	504,345	709	40,294	976	5,621	1,960	550,260	3,645
Currency translation and other adjustments	(907)	—	(29)	—	73	93	(863)	93
Transfers from Stage 1 to Stage 2	(20,089)	(104)	20,089	104	—	—	—	—
Transfers from Stage 2 to Stage 1	15,305	341	(15,305)	(341)	—	—	—	—
Transfers to Stage 3	(126)	(2)	(1,643)	(145)	1,769	147	—	—
Transfers from Stage 3	175	9	277	18	(452)	(27)	—	—
Net re-measurement of ECL on stage transfer		(242)		328	—	157		243
Changes in risk parameters		(195)		(46)	—	165		(76)
Other changes in net exposure	(396)	74	(5,024)	(89)	(918)	(85)	(6,338)	(100)
Other (P&L only items)		(1)		(3)	—	(15)		(19)
Income statement (releases)/charges		(364)		190		222		48
Transfers to disposal groups and fair value	(296)	(5)	(8)	(3)	(13)	(10)	(317)	(18)
Amounts written-off	—	—	—	—	(369)	(369)	(369)	(369)
Unwinding of discount	—	—		—		(75)		(75)
At 30 June 2024	498,011	585	38,651	802	5,711	1,956	542,373	3,343
Net carrying amount	497,426		37,849		3,755		539,030
At 1 January 2023	507,539	632	48,482	1,043	5,231	1,759	561,252	3,434
2023 movements	(26,623)	29	(3,867)	(52)	314	146	(30,176)	123
At 30 June 2023	480,916	661	44,615	991	5,545	1,905	531,076	3,557
Net carrying amount	480,255		43,624		3,640		527,519

NatWest Group – Form 6-K Interim Results 2024	52

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	174,038	87	17,827	60	2,068	250	193,933	397
Currency translation and other adjustments	—	1	—	(1)	53	53	53	53
Transfers from Stage 1 to Stage 2	(9,955)	(12)	9,955	12	—	—	—	—
Transfers from Stage 2 to Stage 1	5,702	12	(5,702)	(12)	—	—	—	—
Transfers to Stage 3	(33)	—	(531)	(4)	564	4	—	—
Transfers from Stage 3	16	—	155	4	(171)	(4)	—	—
Net re-measurement of ECL on stage transfer		(7)		14		3		10
Changes in risk parameters		(28)		(1)		48		19
Other changes in net exposure	(2,775)	(4)	(1,387)	(4)	(265)	(35)	(4,427)	(43)
Other (P&L only items)		(1)		—		(2)		(3)
Income statement (releases)/charges		(40)		9		14		(17)
Amounts written-off	—	—	—	—	(8)	(8)	(8)	(8)
Unwinding of discount		—		—		(31)		(31)
At 30 June 2024	166,993	49	20,317	68	2,241	280	189,551	397
Net carrying amount	166,944		20,249		1,961		189,154
At 1 January 2023	165,264	79	18,831	61	1,762	215	185,857	355
2023 movements	4,527	12	834	3	85	19	5,446	34
At 30 June 2023	169,791	91	19,665	64	1,847	234	191,303	389
Net carrying amount	169,700		19,601		1,613		190,914

-	ECL levels for mortgages remained stable overall during H1 2024, with growth in Stage 3 ECL offset by a reduction in good book ECL, primarily driven by the reduction in economic uncertainty post model adjustment levels.
-	As well as a net reduction in book size, aligned to trends in the UK mortgage market, the decrease in Stage 1 ECL was also driven by the cost of living post model adjustment reduction, which proportionately allocated more ECL to Stage 1 given the forward-looking nature of the affordability threat. Refer to the Governance and post model adjustments section for further details.
-	The Stage 3 inflows remained broadly stable, with signs of improvement in default rates in recent months. Default rates had been increasing during 2023 reflecting slightly poorer arrears performance on mortgages recently rolled-off onto higher product rates. The increase in Stage 3 ECL primarily reflected increases in ECL for post-default interest alongside lower levels of write-offs.
-	There were net flows into Stage 2 from Stage 1 with an upward trend in early arrears coupled with the collective migration into Stage 2 of higher risk customers utilising new Mortgage Charter treatments (approximately £0.9 billion exposure).
-	The relatively small ECL cost for net re-measurement on stage transfer included the effect of risk targeted ECL adjustments, when previously in the good book. Refer to the Governance and post model adjustments section for further details.

NatWest Group – Form 6-K Interim Results 2024	53

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	3,475	70	2,046	204	146	89	5,667	363
Currency translation and other adjustments	—	—	—	—	2	2	2	2
Transfers from Stage 1 to Stage 2	(814)	(16)	814	16	—	—	—	—
Transfers from Stage 2 to Stage 1	746	52	(746)	(52)	—	—	—	—
Transfers to Stage 3	(11)	—	(77)	(29)	88	29	—	—
Transfers from Stage 3	1	—	4	2	(5)	(2)	—	—
Net re-measurement of ECL on stage transfer		(31)		74		21		64
Changes in risk parameters		1		3		9		13
Other changes in net exposure	726	5	(219)	(30)	(24)	(1)	483	(26)
Other (P&L only items)		—		1		—		1
Income statement (releases)/charges		(25)		48		29		52
Amounts written-off	—	—	—	—	(38)	(38)	(38)	(38)
Unwinding of discount		—		—		(4)		(4)
At 30 June 2024	4,123	81	1,822	188	169	105	6,114	374
Net carrying amount	4,042		1,634		64		5,740
At 1 January 2023	3,062	61	1,098	120	113	71	4,273	252
2023 movements	118	(2)	422	25	13	12	553	35
At 30 June 2023	3,180	59	1,520	145	126	83	4,826	287
Net carrying amount	3,121		1,375		43		4,539

-	Overall ECL for cards remained broadly in-line with the 2023 year-end, with portfolio growth mitigated by stable portfolio performance and PD trends.
-	While portfolio performance remained stable, a net flow into Stage 2 from Stage 1 was observed in Q1 2024 with the typical maturation of lending after a period of strong growth in recent years albeit Stage 2 reduced during the second quarter as PDs reduced after PD modelling updates.
-	Credit card balances continued to grow during 2024, reflecting continued customer demand whilst remaining within risk appetite.
-	Flow rates into Stage 3 reduced in H1 2024, in line with broader portfolio performance.

NatWest Group – Form 6-K Interim Results 2024	54

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Retail Banking - other personal unsecured	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	5,240	149	1,657	238	963	758	7,860	1,145
Currency translation and other adjustments	—	—	—	1	8	8	8	9
Transfers from Stage 1 to Stage 2	(854)	(40)	854	40	—	—	—	—
Transfers from Stage 2 to Stage 1	953	137	(953)	(137)	—	—	—	—
Transfers to Stage 3	(37)	(1)	(157)	(68)	194	69	—	—
Transfers from Stage 3	4	1	12	5	(16)	(6)	—	—
Net re-measurement of ECL on stage transfer		(99)		133		13		47
Changes in risk parameters		(42)		7		63		28
Other changes in net exposure	411	40	(188)	(19)	(80)	(22)	143	(1)
Other (P&L only items)		—		(1)		14		13
Income statement (releases)/charges		(101)		120		68		87
Amounts written-off	—	—	—	—	(224)	(224)	(224)	(224)
Unwinding of discount		—		—		(18)		(18)
At 30 June 2024	5,717	145	1,225	200	845	641	7,787	986
Net carrying amount	5,572		1,025		204		6,801
At 1 January 2023	4,784	111	2,028	269	779	631	7,591	1,011
2023 movements	292	21	(147)	(39)	111	90	256	72
At 30 June 2023	5,076	132	1,881	230	890	721	7,847	1,083
Net carrying amount	4,944		1,651		169		6,764

-	Total ECL decreased, mainly in Stage 3 due to the reduction of balances from debt sale activity on Personal unsecured portfolios of £0.2 billion.
-	Stable portfolio performance and updates to PD modelling resulted in a net migration from Stage 2 into Stage 1 with performing book ECL and coverage levels showing a modest reduction since the 2023 year-end, supported by an improved economic outlook.
-	Flow rates into Stage 3 reduced in H1 2024, in line with broader portfolio performance.
-	Unsecured retail performing balances grew steadily during H1 2024, largely in line with industry trends.

NatWest Group – Form 6-K Interim Results 2024	55

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	176,302	356	17,029	447	2,161	819	195,492	1,622
Currency translation and other adjustments	(436)	(1)	(29)	1	12	27	(453)	27
Inter-group transfers	—	—	—	—	—	—	—	—
Transfers from Stage 1 to Stage 2	(7,758)	(35)	7,758	35	—	—	—	—
Transfers from Stage 2 to Stage 1	6,940	130	(6,940)	(130)	—	—	—	—
Transfers to Stage 3	(34)	—	(761)	(44)	795	44	—	—
Transfers from Stage 3	125	7	93	8	(218)	(15)	—	—
Net re-measurement of ECL on stage transfer		(98)		102		121		125
Changes in risk parameters		(114)		(49)		42		(121)
Other changes in net exposure	4,452	30	(3,109)	(36)	(493)	(28)	850	(34)
Other (P&L only items)		—		(3)		(24)		(27)
Income statement (releases)/charges		(182)		14		111		(57)
Amounts written-off	—	—	—	—	(99)	(99)	(99)	(99)
Unwinding of discount		—		—		(19)		(19)
At 30 June 2024	179,591	275	14,041	334	2,158	892	195,790	1,501
Net carrying amount	179,316		13,707		1,266		194,289
At 1 January 2023	160,352	342	24,711	534	2,198	747	187,261	1,623
2023 movements	1,819	(9)	(4,368)	(27)	75	18	(2,474)	(18)
At 30 June 2023	162,171	333	20,343	507	2,273	765	184,787	1,605
Net carrying amount	161,838		19,836		1,508		183,182

-	ECL levels decreased during H1 2024 with significant reductions in Stage 1 and Stage 2 partially offset by increases in Stage 3. Improved economic variables and risk metrics reduced Stage 1 and Stage 2 ECL, with lower PDs contributing to reductions in modelled ECL and post model adjustments.
-	A reduction in post model adjustments led to a £97 million reduction across Stage 1 and Stage 2.
-	Stage 3 ECL and exposure increased, mainly due to transfers into Stage 3 and the re-measurement of ECL at the point of transfer. This was partially offset by write-offs.
-	Exposure levels in Stage 1 and 2 remained broadly consistent with new exposures captured in Stage 1 offset by repayments in Stage 2.

NatWest Group – Form 6-K Interim Results 2024	56

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional- corporate	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	61,402	226	12,275	344	1,454	602	75,131	1,172
Currency translation and other adjustments	(88)	(1)	(21)	1	11	22	(98)	22
Inter-group transfers	86	—	35	2	2	1	123	3
Transfers from Stage 1 to Stage 2	(5,045)	(26)	5,045	26	—	—	—	—
Transfers from Stage 2 to Stage 1	4,772	98	(4,772)	(98)	—	—	—	—
Transfers to Stage 3	(30)	—	(530)	(30)	560	30	—	—
Transfers from Stage 3	100	5	66	6	(166)	(11)	—	—
Net re-measurement of ECL on stage transfer		(75)		76		60		61
Changes in risk parameters		(67)		(39)		28		(78)
Other changes in net exposure	2,119	14	(2,003)	(25)	(313)	(20)	(197)	(31)
Other (P&L only items)		—		(4)		(21)		(25)
Income statement (releases)/charges		(128)		8		47		(73)
Amounts written-off	—	—	—	—	(88)	(88)	(88)	(88)
Unwinding of discount		—		—		(13)		(13)
At 30 June 2024	63,316	174	10,095	263	1,460	611	74,871	1,048
Net carrying amount	63,142		9,832		849		73,823

-	ECL levels decreased during H1 2024 with significant reductions in Stage 1 and Stage 2. Improved economic variables and risk metrics reduced Stage 1 and Stage 2 ECL, with lower PDs contributing to reductions in modelled ECL and post model adjustments.
-	Stage 3 exposure increased due to transfers into Stage 3, partially offset by repayments and write-offs. Stage 3 ECL marginally increased with the impact from transfers and the re-measurement of ECL at the point of transfer, largely offset by write-offs.
-	Exposure levels in the performing portfolio, Stage 1 and Stage 2, remained broadly consistent with new exposures captured in Stage 1 offset by repayments in Stage 2.

NatWest Group – Form 6-K Interim Results 2024	57

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - property	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	26,040	94	3,155	89	606	195	29,801	378
Currency translation and other adjustments	(5)	—	(2)	(1)	—	7	(7)	6
Inter-group transfers	(30)	—	(23)	(2)	(2)	—	(55)	(2)
Transfers from Stage 1 to Stage 2	(1,869)	(7)	1,869	7	—	—	—	—
Transfers from Stage 2 to Stage 1	1,622	27	(1,622)	(27)	—	—	—	—
Transfers to Stage 3	(4)	—	(160)	(9)	164	9	—	—
Transfers from Stage 3	21	2	24	2	(45)	(4)	—	—
Net re-measurement of ECL on stage transfer		(19)		22		30		33
Changes in risk parameters		(38)		(12)		11		(39)
Other changes in net exposure	751	9	(266)	(7)	(150)	(6)	335	(4)
Other (P&L only items)		—		—		—		—
Income statement (releases)/charges		(48)		3		35		(10)
Amounts written-off	—	—	—	—	(10)	(10)	(10)	(10)
Unwinding of discount		—		—		(5)		(5)
At 30 June 2024	26,526	68	2,975	62	563	227	30,064	357
Net carrying amount	26,458		2,913		336		29,707

-	There was a small reduction in ECL during H1 2024 with decreases in Stage 1 and Stage 2 partially offset by increases in Stage 3.
-	Improved economic variables and risk metrics reduced Stage 1 and Stage 2 ECL, with lower PDs contributing to reductions in modelled ECL and post model adjustments.
-	Stage 3 exposure reduced with the primary driver being repayments on the collective portfolio. The increase in Stage 3 ECL was largely attributable to one commercial real estate customer.
-	Exposure levels in the performing portfolio, Stage 1 and Stage 2, increased with new exposures captured in Stage 1 more than offsetting repayments in Stage 2.

NatWest Group – Form 6-K Interim Results 2024	58

Risk and capital management continued

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial & Institutional - other	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	88,860	36	1,599	14	101	22	90,560	72
Currency translation and other adjustments	(344)	—	(5)	1	1	(1)	(348)	—
Inter-group transfers	(56)	—	(12)	—	—	—	(68)	—
Transfers from Stage 1 to Stage 2	(844)	(2)	844	2	—	—	—	—
Transfers from Stage 2 to Stage 1	547	5	(547)	(5)	—	—	—	—
Transfers to Stage 3	—	—	(71)	(6)	71	6	—	—
Transfers from Stage 3	4	—	3	—	(7)	—	—	—
Net re-measurement of ECL on stage transfer		(3)		4		30		31
Changes in risk parameters		(8)		2		2		(4)
Other changes in net exposure	1,582	5	(840)	(3)	(30)	(1)	712	1
Other (P&L only items)		—		—		(2)		(2)
Income statement (releases)/charges		(6)		3		29		26
Amounts written-off	—	—	—	—	(1)	(1)	(1)	(1)
Unwinding of discount		—		—		(1)		(1)
At 30 June 2024	89,749	33	971	9	135	54	90,855	96
Net carrying amount	89,716		962		81		90,759

-	ECL levels increased during H1 2024 with a rise in Stage 3 only partially offset by reductions in Stage 1 and Stage 2.
-	Stage 3 exposure and ECL increased mainly related to an increase in ECL on newly defaulted individually assessed customers. These defaults also contributed to a reduction in Stage 2 as the ECL was transferred to Stage 3 at the point of default.

NatWest Group – Form 6-K Interim Results 2024	59

Risk and capital management continued

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

The tables that follow show decomposition for the Personal and Wholesale portfolios.

	UK mortgages		Credit cards		Other		Total
30 June 2024	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)
PD movement	13,825	67.8	1,303	72.6	623	51.3	15,751	67.5
PD persistence	3,964	19.5	406	22.7	230	19.0	4,600	19.7
Adverse credit bureau recorded with credit reference agency	969	4.8	64	3.6	121	10.0	1,154	4.9
Forbearance support provided	162	0.8	1	0.1	11	0.9	174	0.7
Customers in collections	173	0.8	2	0.1	14	1.2	189	0.8
Collective SICR and other reasons (2)	1,141	5.6	16	0.9	200	16.5	1,357	5.8
Days past due >30	134	0.7	—	—	13	1.1	147	0.6
	20,368	100.0	1,792	100.0	1,212	100.0	23,372	100.0

31 December 2023
Personal trigger (1)
PD movement	12,969	72.5	1,469	72.7	866	52.9	15,304	71.1
PD persistence	2,317	13.0	481	23.8	374	22.9	3,172	14.7
Adverse credit bureau recorded with credit reference agency	1,047	5.9	49	2.4	99	6.1	1,195	5.6
Forbearance support provided	137	0.8	1	—	11	0.7	149	0.7
Customers in collections	178	1.0	2	0.1	8	0.5	188	0.9
Collective SICR and other reasons (2)	1,087	6.1	20	1.0	266	16.3	1,373	6.4
Days past due >30	119	0.7	—	—	9	0.6	128	0.6
	17,854	100.0	2,022	100.0	1,633	100.0	21,509	100.0

For the notes to the table refer to the following page.

-	The level of PD driven deterioration increased in the first half of 2024, mainly in the mortgage portfolio, reflecting some increases in the early arrears level and PD modelling updates. The modelling updates on unsecured portfolios at Q1 2024 resulted in a reduction in lifetime PDs. This drove a segment of lower risk cases out of PD deterioration at Q1 2024, with many now exited from Stage 2 after the PD persistence period of three months.
-	Higher risk mortgage customers who utilised the new Mortgage Charter measures continue to be collectively migrated into Stage 2, approximately £0.9 billion of exposures, and were captured in the collective SICR and other reasons category.
-	Accounts that were less than 30 days past due continued to represent the vast majority of the Stage 2 population.

NatWest Group – Form 6-K Interim Results 2024	60

Risk and capital management continued

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

	Property		Corporate		Financial institutions		Sovereign		Total
30 June 2024	£m	%	£m	%	£m	%	£m	%	£m	%
Wholesale trigger (1)
PD movement	1,742	57.6	6,664	66.1	422	77.0	—	—	8,828	63.5
PD persistence	68	2.3	248	2.5	3	0.5	—	—	319	2.3
Heightened Monitoring and Risk of Credit Loss	1,008	33.4	2,116	21.0	109	19.9	262	99.6	3,495	25.1
Forbearance support provided	45	1.5	386	3.8	6	1.1	—	—	437	3.1
Customers in collections	8	0.3	25	0.2	—	—	—	—	33	0.2
Collective SICR and other reasons (2)	112	3.7	522	5.2	7	1.3	1	0.4	642	4.6
Days past due >30	35	1.2	126	1.2	1	0.2	—	—	162	1.2
	3,018	100.0	10,087	100.0	548	100.0	263	100.0	13,916	100.0

31 December 2023
Wholesale trigger (1)
PD movement	2,211	67.6	7,611	62.5	760	78.7	—	—	10,582	64.6
PD persistence	223	6.8	847	7.0	13	1.3	—	—	1,083	6.6
Heightened Monitoring and Risk of Credit Loss	563	17.2	2,630	21.7	120	12.4	—	—	3,313	20.2
Forbearance support provided	49	1.6	373	3.1	—	—	—	—	422	2.6
Customers in collections	7	0.2	23	0.2	—	—	—	—	30	0.2
Collective SICR and other reasons (2)	70	2.1	457	3.8	72	7.5	1	100.0	600	3.7
Days past due >30	147	4.5	204	1.7	1	0.1	—	—	352	2.1
	3,270	100.0	12,145	100.0	966	100.0	1	100.0	16,382	100.0

(1)	The table is prepared on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration.
(2)	Includes cases where a PD assessment cannot be made and accounts where the PD has deteriorated beyond a prescribed backstop threshold aligned to risk management practices.
-	PD deterioration continued to be the primary trigger of migration of exposures from Stage 1 into Stage 2. As the economic outlook improved, there was a reduction in cases triggering Stage 2.
-	Moving exposures to Heightened Monitoring or Risk of Credit Loss remains an important backstop indicator of a significant increase in credit risk. The exposures classified under this Stage 2 trigger increased over the year, mainly in property, where improved PDs meant less exposures were captured under the PD deterioration Stage 2 trigger.

NatWest Group – Form 6-K Interim Results 2024	61

Risk and capital management continued

Credit risk – Banking activities continued

Asset quality

The table below shows asset quality bands of gross loans and ECL, by stage, for the Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	100,746	8,061	—	108,807	20	20	—	40	0.0	0.3	—	0.0
AQ5-AQ8	81,760	11,399	—	93,159	29	43	—	72	0.0	0.4	—	0.1
AQ9	166	908	—	1,074	—	6	—	6	—	0.7	—	0.6
AQ10	—	—	2,446	2,446	—	—	302	302	—	—	12.4	12.4
	182,672	20,368	2,446	205,486	49	69	302	420	0.0	0.3	12.4	0.2
Credit cards
AQ1-AQ4	126	—	—	126	1	—	—	1	0.8	—	—	0.8
AQ5-AQ8	4,292	1,718	—	6,010	80	173	—	253	1.9	10.1	—	4.2
AQ9	13	74	—	87	1	16	—	17	7.7	21.6	—	19.5
AQ10	—	—	158	158	—	—	105	105	—	—	66.5	66.5
	4,431	1,792	158	6,381	82	189	105	376	1.9	10.6	66.5	5.9
Other personal
AQ1-AQ4	708	107	—	815	8	14	—	22	1.1	13.1	—	2.7
AQ5-AQ8	6,729	972	—	7,701	135	140	—	275	2.0	14.4	—	3.6
AQ9	71	133	—	204	6	45	—	51	8.5	33.8	—	25.0
AQ10	—	—	857	857	—	—	656	656	—	—	76.6	76.6
	7,508	1,212	857	9,577	149	199	656	1,004	2.0	16.4	76.6	10.5
Total
AQ1-AQ4	101,580	8,168	—	109,748	29	34	—	63	0.0	0.4	—	0.1
AQ5-AQ8	92,781	14,089	—	106,870	244	356	—	600	0.3	2.5	—	0.6
AQ9	250	1,115	—	1,365	7	67	—	74	2.8	6.0	—	5.4
AQ10	—	—	3,461	3,461	—	—	1,063	1,063	—	—	30.7	30.7
	194,611	23,372	3,461	221,444	280	457	1,063	1,800	0.1	2.0	30.7	0.8

NatWest Group – Form 6-K Interim Results 2024	62

Risk and capital management continued

Credit risk – Banking activities continued

Asset quality

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	110,694	7,572	—	118,266	51	20	—	71	0.1	0.3	—	0.1
AQ5-AQ8	77,290	9,578	—	86,868	37	37	—	74	0.1	0.4	—	0.1
AQ9	156	704	—	860	—	4	—	4	—	0.6	—	0.5
AQ10	—	—	2,281	2,281	—	—	271	271	—	—	11.9	11.9
	188,140	17,854	2,281	208,275	88	61	271	420	0.1	0.3	11.9	0.2
Credit cards
AQ1-AQ4	124	—	—	124	1	—	—	1	0.8	—	—	0.8
AQ5-AQ8	3,612	1,965	—	5,577	75	193	—	268	2.1	9.8	—	4.8
AQ9	6	57	—	63	—	14	—	14	—	24.6	—	22.2
AQ10	—	—	140	140	—	—	93	93	—	—	66.4	66.4
	3,742	2,022	140	5,904	76	207	93	376	2.0	10.2	66.4	6.4
Other personal
AQ1-AQ4	764	150	—	914	11	23	—	34	1.4	15.3	—	3.7
AQ5-AQ8	6,178	1,374	—	7,552	138	180	—	318	2.2	13.1	—	4.2
AQ9	41	109	—	150	3	35	—	38	7.3	32.1	—	25.3
AQ10	—	—	979	979	—	—	778	778	—	—	79.5	79.5
	6,983	1,633	979	9,595	152	238	778	1,168	2.2	14.6	79.5	12.2
Total
AQ1-AQ4	111,582	7,722	—	119,304	63	43	—	106	0.1	0.6	—	0.1
AQ5-AQ8	87,080	12,917	—	99,997	250	410	—	660	0.3	3.2	—	0.7
AQ9	203	870	—	1,073	3	53	—	56	1.5	6.1	—	5.2
AQ10	—	—	3,400	3,400	—	—	1,142	1,142	—	—	33.6	33.6
	198,865	21,509	3,400	223,774	316	506	1,142	1,964	0.2	2.4	33.6	0.9

-In the Personal portfolio, the majority of exposures were in the AQ4 and AQ5 bands and were within mortgages.
-In other personal, the relatively high level of exposures in AQ10 reflected that impaired assets can be held on the balance sheet, with commensurate ECL provision, for up to six years.

NatWest Group – Form 6-K Interim Results 2024	63

Risk and capital management continued

Credit risk – Banking activities continued

Asset quality

The table below shows asset quality bands of gross loans and ECL, by stage, for the Wholesale portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2024	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	15,257	1,000	—	16,257	13	8	—	21	0.1	0.8	—	0.1
AQ5-AQ8	13,607	1,955	—	15,562	60	54	—	114	0.4	2.8	—	0.7
AQ9	8	63	—	71	—	4	—	4	—	6.4	—	5.6
AQ10	—	—	728	728	—	—	232	232	—	—	31.9	31.9
	28,872	3,018	728	32,618	73	66	232	371	0.3	2.2	31.9	1.1
Corporate
AQ1-AQ4	25,616	1,040	—	26,656	18	12	—	30	0.1	1.2	—	0.1
AQ5-AQ8	39,331	8,797	—	48,128	162	239	—	401	0.4	2.7	—	0.8
AQ9	27	250	—	277	—	19	—	19	—	7.6	—	6.9
AQ10	—	—	1,527	1,527	—	—	613	613	—	—	40.1	40.1
	64,974	10,087	1,527	76,588	180	270	613	1,063	0.3	2.7	40.1	1.4
Financial institutions
AQ1-AQ4	52,008	413	—	52,421	24	1	—	25	0.1	0.2	—	0.1
AQ5-AQ8	4,093	123	—	4,216	15	5	—	20	0.4	4.1	—	0.5
AQ9	2	12	—	14	—	1	—	1	—	8.3	—	7.1
AQ10	—	—	74	74	—	—	44	44	—	—	59.5	59.5
	56,103	548	74	56,725	39	7	44	90	0.1	1.3	59.5	0.2
Sovereign
AQ1-AQ4	1,287	1	—	1,288	13	1	—	14	1.0	100.0	—	1.1
AQ5-AQ8	—	130	—	130	—	1	—	1	—	0.8	—	0.8
AQ 9	—	132	—	132	—	—	—	—	—	—	—	—
AQ10	—	—	22	22	—	—	4	4	—	—	18.2	18.2
	1,287	263	22	1,572	13	2	4	19	1.0	0.8	18.2	1.2
Total
AQ1-AQ4	94,168	2,454	—	96,622	68	22	—	90	0.1	0.9	—	0.1
AQ5-AQ8	57,031	11,005	—	68,036	237	299	—	536	0.4	2.7	—	0.8
AQ9	37	457	—	494	—	24	—	24	—	5.3	—	4.9
AQ10	—	—	2,351	2,351	—	—	893	893	—	—	38.0	38.0
	151,236	13,916	2,351	167,503	305	345	893	1,543	0.2	2.5	38.0	0.9

-	Asset quality was stable in property, other wholesale and financial institutions. There was a deterioration in sovereigns.
-	Customer credit grades are reassessed as and when a request for financing is made, a scheduled customer credit review performed or a material credit event specific to that customer occurred. Credit grades are reassessed for all customers at least annually.

NatWest Group – Form 6-K Interim Results 2024	64

Risk and capital management continued

Credit risk – Banking activities continued

Asset quality

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2023	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	14,961	405	—	15,366	16	5	—	21	0.1	1.2	—	0.1
AQ5-AQ8	12,346	2,799	—	15,145	86	88	—	174	0.7	3.1	—	1.2
AQ9	9	66	—	75	—	5	—	5	—	7.6	—	6.7
AQ10	—	—	621	621	—	—	198	198	—	—	31.9	31.9
	27,316	3,270	621	31,207	102	98	198	398	0.4	3.0	31.9	1.3
Corporate
AQ1-AQ4	25,914	937	—	26,851	27	13	—	40	0.1	1.4	—	0.2
AQ5-AQ8	37,738	10,935	—	48,673	207	323	—	530	0.6	3.0	—	1.1
AQ9	38	273	—	311	—	20	—	20	—	7.3	—	6.4
AQ10	—	—	1,504	1,504	—	—	611	611	—	—	40.6	40.6
	63,690	12,145	1,504	77,339	234	356	611	1,201	0.4	2.9	40.6	1.6
Financial institutions
AQ1-AQ4	52,702	665	—	53,367	28	6	—	34	0.1	0.9	—	0.1
AQ5-AQ8	3,402	284	—	3,686	16	9	—	25	0.5	3.2	—	0.7
AQ9	1	17	—	18	—	—	—	—	—	—	—	—
AQ10	—	—	16	16	—	—	7	7	—	—	43.8	43.8
	56,105	966	16	57,087	44	15	7	66	0.1	1.6	43.8	0.1
Sovereign
AQ1-AQ4	2,487	1	—	2,488	13	1	—	14	0.5	nm	—	0.6
AQ5-AQ8	123	—	—	123	—	—	—	—	—	—	—	—
AQ9	—	—	—	—	—	—	—	—	—	—	—	—
AQ10	—	—	22	22	—	—	2	2	—	—	9.1	9.1
	2,610	1	22	2,633	13	1	2	16	0.5	nm	9.1	0.6
Total
AQ1-AQ4	96,064	2,008	—	98,072	84	25	—	109	0.1	1.3	—	0.1
AQ5-AQ8	53,609	14,018	—	67,627	309	420	—	729	0.6	3.0	—	1.1
AQ9	48	356	—	404	—	25	—	25	—	7.0	—	6.2
AQ10	—	—	2,163	2,163	—	—	818	818	—	—	37.8	37.8
	149,721	16,382	2,163	168,266	393	470	818	1,681	0.3	2.9	37.8	1.0

NatWest Group – Form 6-K Interim Results 2024	65

Risk and capital management continued

Credit risk – Trading activities

This section details the credit risk profile of NatWest Group’s trading activities.

Securities financing transactions and collateral

The table below shows securities financing transactions in Commercial & Institutional and Central items & other. Balance sheet captions include balances held at all classifications under IFRS.

	Reverse repos			Repos
		Of which:	Outside netting		Of which:	Outside netting
	Total	can be offset	arrangements	Total	can be offset	arrangements
30 June 2024	£m	£m	£m	£m	£m	£m
Gross	77,085	77,000	85	74,623	73,535	1,088
IFRS offset	(32,309)	(32,309)	—	(32,309)	(32,309)	—
Carrying value	44,776	44,691	85	42,314	41,226	1,088

Master netting arrangements	(1,454)	(1,454)	—	(1,454)	(1,454)	—
Securities collateral	(42,965)	(42,965)	—	(39,772)	(39,772)	—
Potential for offset not recognised under IFRS	(44,419)	(44,419)	—	(41,226)	(41,226)	—
Net	357	272	85	1,088	—	1,088

31 December 2023
Gross	77,508	77,050	458	66,767	66,047	720
IFRS offset	(25,903)	(25,903)	—	(25,903)	(25,903)	—
Carrying value	51,605	51,147	458	40,864	40,144	720
Master netting arrangements	(669)	(669)	—	(669)	(669)	—
Securities collateral	(50,287)	(50,287)	—	(39,475)	(39,475)	—
Potential for offset not recognised under IFRS	(50,956)	(50,956)	—	(40,144)	(40,144)	—
Net	649	191	458	720	—	720

NatWest Group – Form 6-K Interim Results 2024	66

Risk and capital management continued

Credit risk – Trading activities continued

Derivatives

The table below shows derivatives by type of contract. The master netting agreements and collateral shown do not result in a net presentation on the balance sheet under IFRS. A significant proportion of the derivatives relate to trading activities in Commercial & Institutional. The table also includes hedging derivatives in Central items & other.

	30 June 2024							31 December 2023
	Notional
	GBP	USD	EUR	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						86,136	82,013		99,501	96,264
IFRS offset						(18,622)	(21,164)		(20,597)	(23,869)
Carrying value	3,378	3,188	5,651	1,191	13,408	67,514	60,849	13,403	78,904	72,395
Of which:
Interest rate (1)	3,046	1,705	5,004	268	10,023	40,925	35,137	10,268	44,563	38,483
Exchange rate	331	1,478	637	923	3,369	26,446	25,442	3,120	34,161	33,586
Credit	1	5	10	—	16	143	270	15	180	326
Carrying value					13,408	67,514	60,849	13,403	78,904	72,395
Counterparty mark-to-market netting						(50,530)	(50,530)		(60,355)	(60,355)
Cash collateral						(11,296)	(5,650)		(12,284)	(6,788)
Securities collateral						(3,503)	(1,142)		(3,408)	(1,664)
Net exposure						2,185	3,527		2,857	3,588
Banks (2)						217	441		335	555
Other financial institutions (3)						1,117	1,260		1,422	1,304
Corporate (4)						815	1,808		1,063	1,690
Government (5)						36	18		37	39
Net exposure						2,185	3,527		2,857	3,588
UK						1,148	1,871		1,283	1,912
Europe						551	1,085		800	1,209
US						404	383		607	381
RoW						82	188		167	86
Net exposure						2,185	3,527		2,857	3,588

Asset quality of uncollateralised derivative assets
AQ1-AQ4						1,871			2,382
AQ5-AQ8						312			471
AQ9-AQ10						2			4
Net exposure						2,185			2,857

(1)	The notional amount of interest rate derivatives included £6,950 billion (31 December 2023 – £7,280 billion) in respect of contracts cleared through central clearing counterparties
(2)	Transactions with certain counterparties with whom NatWest Group has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions where the collateral agreements are not deemed to be legally enforceable.
(3)	Includes transactions with securitisation vehicles and funds where collateral posting is contingent on NatWest Group’s external rating.
(4)	Mainly large corporates with whom NatWest Group may have netting arrangements in place, but operational capability does not support collateral posting.
(5)	Sovereigns and supranational entities with no collateral arrangements, collateral arrangements that are not considered enforceable, or one-way collateral agreements in their favour.

NatWest Group – Form 6-K Interim Results 2024	67

Risk and capital management continued

Credit risk – Trading activities continued

Debt securities

The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch. Refer to Note 9 Trading assets and liabilities for details on short positions.

	Central and local government			Financial
	UK	US	Other	institutions	Corporate	Total
30 June 2024	£m	£m	£m	£m	£m	£m
AAA	—	—	1,302	1,406	—	2,708
AA to AA+	—	5,507	45	672	12	6,236
A to AA-	5,170	—	2,049	504	378	8,101
BBB- to A-	—	—	1,250	465	645	2,360
Non-investment grade	—	—	—	153	178	331
Total	5,170	5,507	4,646	3,200	1,213	19,736

31 December 2023
AAA	—	—	1,333	1,132	—	2,465
AA to AA+	—	2,600	19	762	4	3,385
A to AA-	2,729	—	1,017	251	283	4,280
BBB- to A-	—	—	693	295	489	1,477
Non-investment grade	—	—	—	198	149	347
Total	2,729	2,600	3,062	2,638	925	11,954

NatWest Group – Form 6-K Interim Results 2024	68

Risk and capital management continued

Capital, liquidity and funding risk

Introduction

NatWest Group takes a comprehensive approach to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Key developments since 31 December 2023

CET1 ratio 13.6% (as at 31 December 2023 – 13.4%)	MREL £57.3bn (as at 31 December 2023 - £55.8bn)	RWAs £180.8bn (as at 31 December 2023 - £183.0bn)

The CET1 ratio increased by 20 basis points to 13.6%. The increase in the CET1 ratio was due to a £2.2 billion decrease in RWAs and a £0.2 billion increase in CET1 capital.

The CET1 capital increase was mainly driven by an attributable profit to ordinary shareholders of £2.1 billion and other movements on reserves and regulatory adjustments of £0.1 billion partially offset by a directed buyback of £1.2 billion and a foreseeable ordinary dividend accrual of £0.8 billion.

Minimum Requirements of own funds and Eligible Liabilities increased by £1.5 billion to £57.3 billion driven by a £1.0 billion increase in Tier 1 capital and a £0.6 billion increase in MREL eligible Tier 2 capital. The increase in capital was driven by issuance of $1.0 billion Additional Tier 1 capital and $1.0 billion Tier 2 capital in the period. There was an immaterial decrease in senior unsecured debt following redemption of a €0.8 billion debt instrument and a $2 billion debt instrument offset by the issuance of USD debt instruments totalling $2.8 billion.

Total RWAs decreased by £2.2 billion to £180.8 billion during H1 2024 reflecting:

-
a decrease in credit risk RWAs of £2.7 billion, primarily due to active RWA management partially offset by drawdowns and new facilities within Commercial & Institutional.
-
a decrease of £0.7 billion in counterparty credit risk driven by reduced over-the-counter exposures and securities financing transactions.
-
a decrease in market risk RWAs of £0.4 billion, predominantly driven by risk reduction activity.
-
an increase of £1.6 billion in operational risk RWAs following the annual recalculation as a result of higher income compared to 2020.

UK leverage ratio 5.2% (as at 31 December 2023 – 5.0%)	Liquidity portfolio £227.0bn (as at 31 December 2023 - £222.8bn)	LCR 151% (as at 31 December 2023 – 144%)	NSFR 139% (as at 31 December 2023 – 133%)

The leverage ratio increased by 20 basis points to 5.2%, driven by a £1.0 billion increase in Tier 1 capital partially offset by a £2.9 billion increase in leverage exposure. The key drivers in the leverage exposure were an increase in other off - balance sheet items partially offset by a decrease in other financial assets.

The liquidity portfolio increased by £4.2 billion to £227.0 billion. Primary liquidity increased by £12.3 billion to £160.4 billion, driven by an increase in customer deposits and wholesale funding partly offset by capital distributions (share buyback and dividends). Secondary liquidity decreased £8.1 billion due to a decrease in pre-positioned collateral at the Bank of England.

The Liquidity Coverage Ratio (LCR) increased by 7 percentage points to 151%, during H1 2024, driven by an increase in customer deposits partly offset by capital distributions (share buyback and dividends).

The Net Stable Funding Ratio (NSFR) increased 6% to 139% driven by increased customer deposits and increased wholesale funding.

NatWest Group – Form 6-K Interim Results 2024	69

Risk and capital management continued

Capital, liquidity and funding risk continued

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both NatWest Group’s minimum requirements and its MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.8%	2.4%	3.2%
Minimum Capital Requirements	6.3%	8.4%	11.2%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1,2)	1.7%	1.7%	1.7%
MDA threshold (3)	10.5%	n/a	n/a
Overall capital requirement	10.5%	12.6%	15.4%
Capital ratios at 30 June 2024	13.6%	16.2%	19.5%
Headroom (4)	3.1%	3.6%	4.1%

(1)	The UK countercyclical buffer (CCyB) rate is currently being maintained at 2%. This may vary in either direction in the future subject to how risks develop. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions.
(2)	Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons.
(3)	The headroom does not reflect excess distributable capital and may vary over time.
(4)	Headroom as at 31 December 2023 was CET1 2.9%, Total Tier 1 2.9% and Total Capital 3.0%.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.6%	0.6%
Total	3.04%	3.85%

(1)	The countercyclical leverage ratio buffer is set at 35% of NatWest Group’s CCyB.

NatWest Group – Form 6-K Interim Results 2024	70

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital and leverage ratios

The table below sets out the key capital and leverage ratios. NatWest Group is subject to the requirements set out in the UK CRR therefore the capital and leverage ratios are presented under these frameworks on a transitional basis.

	30 June	31 December
	2024	2023
Capital adequacy ratios (1)%		%
CET1	13.6	13.4
Tier 1	16.2	15.5
Total	19.5	18.4

Capital	£m	£m
Tangible equity	25,241	25,653

Expected loss less impairment	(34)	—
Prudential valuation adjustment	(233)	(279)
Deferred tax assets	(822)	(979)
Own credit adjustments	19	(10)
Pension fund assets	(161)	(143)
Cash flow hedging reserve	1,812	1,899
Foreseeable ordinary dividends	(839)	(1,013)
Adjustment for trust assets (2)	(365)	(365)
Foreseeable charges	(50)	(525)
Adjustments under IFRS 9 transitional arrangements	39	202
Total regulatory adjustments	(634)	(1,213)

CET1 capital	24,607	24,440

Additional AT1 capital	4,670	3,875
Tier 1 capital	29,277	28,315

End-point Tier 2 capital	5,924	5,317
Tier 2 capital	5,924	5,317
Total regulatory capital	35,201	33,632

Risk-weighted assets
Credit risk	144,852	147,598
Counterparty credit risk	7,139	7,830
Market risk	6,956	7,363
Operational risk	21,821	20,198
Total RWAs	180,768	182,989

(1)	Based on current PRA rules, includes the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. The impact of the IFRS 9 transitional adjustments at 30 June 2024 was £39 million for CET1 capital, £39 million for total capital and £1 million RWAs (31 December 2023 - £0.2 billion CET1 capital, £54 million total capital and £17 million RWAs). Excluding this adjustment, the CET1 ratio would be 13.6% (31 December 2023 – 13.2%). Tier 1 capital ratio would be 16.2% (31 December 2023 – 15.4%) and the Total capital ratio would be 19.5% (31 December 2023 – 18.4%).
(2)	Prudent deduction in respect of agreement with the pension fund.

NatWest Group – Form 6-K Interim Results 2024	71

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital and leverage ratios

	30 June	31 December
	2024	2023
Leverage	£m	£m
Cash and balances at central banks	115,833	104,262
Trading assets	45,974	45,551
Derivatives	67,514	78,904
Financial assets	437,909	439,449
Other assets	22,116	23,605
Assets of disposal groups	992	902
Total assets	690,338	692,673
Derivatives
- netting and variation margin	(66,846)	(79,299)
- potential future exposures	16,829	17,212
Securities financing transactions gross up	1,645	1,868
Other off balance sheet items	55,003	50,961
Regulatory deductions and other adjustments	(15,782)	(16,043)
Claims on central banks	(112,377)	(100,735)
Exclusion of bounce back loans	(3,084)	(3,794)
UK leverage exposure	565,726	562,843
UK leverage ratio (%) (1)	5.2	5.0

(1)	The UK leverage exposure and transitional Tier 1 capital are calculated in accordance with current PRA rules. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.2% (31 December 2023 – 5.0%).

NatWest Group – Form 6-K Interim Results 2024	72

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the half year ended 30 June 2024. It is presented on a transitional basis based on current PRA rules.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2023	24,440	3,875	5,317	33,632
Attributable profit for the period	2,099	—	—	2,099
Directed buyback	(1,241)	—	—	(1,241)
Foreseeable ordinary dividends	(839)	—	—	(839)
Foreign exchange reserve	(53)	—	—	(53)
FVOCI reserve	6	—	—	6
Own credit	29	—	—	29
Share capital and reserve movements in respect of employee share schemes	143	—	—	143
Goodwill and intangibles deduction	24	—	—	24
Deferred tax assets	157	—	—	157
Prudential valuation adjustments	46	—	—	46
New issues of capital instruments	—	795	788	1,583
Redemption of capital instruments	—	—	(34)	(34)
Foreign exchange movements	—	—	(19)	(19)
Adjustment under IFRS 9 transitional arrangements	(163)			(163)
Expected loss less impairment	(34)			(34)
Other movements	(7)	—	(128)	(135)
At 30 June 2024	24,607	4,670	5,924	35,201

-	For CET1 movements refer to the key points on page 69.
-	AT1 movements reflects the £0.8 billion in relation to $1.0 billion 8.125% Reset Perpetual Subordinated Contingent Convertible Notes issued in May 2024.
-	Tier 2 instrument movements include £0.8 billion in relation to $1.0 billion 6.475% Fixed to Fixed Reset Tier 2 Notes 2034 issued in March 2024, partially offset by the £0.1 billion redemption of 5.125% Subordinated Tier 2 Notes 2024 in May 2024 and foreign exchange movements.
-	Within Tier 2, there was also a decrease in the Tier 2 surplus provisions.

NatWest Group – Form 6-K Interim Results 2024	73

Risk and capital management continued

Capital, liquidity and funding risk continued

Capital resources

NatWest Group’s regulatory capital is assessed against minimum requirements that are set out under the UK CRR to determine the strength of its capital base. This note shows a reconciliation of shareholders’ equity to regulatory capital.

	30 June	31 December
	2024	2023
	£m	£m
Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity	37,521	37,157
Other equity instruments	(4,690)	(3,890)
	32,831	33,267
Regulatory adjustments and deductions
Own credit	19	(10)
Defined benefit pension fund adjustment	(161)	(143)
Cash flow hedging reserve	1,812	1,899
Deferred tax assets	(822)	(979)
Prudential valuation adjustments	(233)	(279)
Goodwill and other intangible assets	(7,590)	(7,614)
Foreseeable ordinary dividends	(839)	(1,013)
Adjustment for trust assets (1)	(365)	(365)
Foreseeable charges	(50)	(525)
Adjustment under IFRS 9 transitional arrangements	39	202
Expected loss less impairment	(34)	—
	(8,224)	(8,827)
CET1 capital	24,607	24,440
Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium	4,670	3,875
AT1 capital	4,670	3,875
Tier 1 capital	29,277	28,315
Qualifying Tier 2 capital
Qualifying instruments and related share premium	5,924	5,189
Other regulatory adjustments	—	128
Tier 2 capital	5,924	5,317
Total regulatory capital	35,201	33,632

(1)	Prudent deduction in respect of agreement with the pension fund to establish legal structure to remove dividend linked contribution.

NatWest Group – Form 6-K Interim Results 2024	74

Risk and capital management continued

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL)

The following table illustrates the components of estimated MREL in NatWest Group and operating subsidiaries and includes external issuances only.

	30 June 2024				31 December 2023
		Balance				Balance
	Par	sheet	Regulatory	MREL	Par	sheet	Regulatory	MREL
	value (1)	value	value	value (2)	value	value	value	value
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (3)	24.6	24.6	24.6	24.6	24.4	24.4	24.4	24.4
Tier 1 capital: end-point CRR compliant AT1
of which: NatWest Group plc (holdco)	4.7	4.7	4.7	4.7	3.9	3.9	3.9	3.9
of which: NatWest Group plc operating subsidiaries (opcos)	—	—	—	—	—	—	—	—
	4.7	4.7	4.7	4.7	3.9	3.9	3.9	3.9
Tier 1 capital: end-point CRR non-compliant
of which: holdco	—	—	—	—	—	—	—	—
of which: opcos	0.1	0.1	—	—	0.1	0.1	—	—
	0.1	0.1	—	—	0.1	0.1	—	—
Tier 2 capital: end-point CRR compliant
of which: holdco	5.9	5.6	5.9	5.9	5.6	5.3	5.2	5.2
of which: opcos	—	—	—	—	—	—	—	—
	5.9	5.6	5.9	5.9	5.6	5.3	5.2	5.2
Tier 2 capital: end-point CRR non-compliant
of which: holdco	—	—	—	—	—	—	—	—
of which: opcos	0.2	0.3	—	—	0.2	0.3	—	—
	0.2	0.3	—	—	0.2	0.3	—	—
Senior unsecured debt securities
of which: holdco	22.1	21.4	—	22.1	22.2	21.7	—	22.2
of which: opcos (4)	34.0	33.5	—	—	33.4	29.9	—	—
	56.1	54.9	—	22.1	55.6	51.6	—	22.2
Tier 2 capital
Other regulatory adjustments	—	—	—	—	—	—	0.1	0.1

Total	91.6	90.2	35.2	57.3	89.8	85.6	33.6	55.8
RWAs				180.8				183.0
UK leverage exposure				565.7				562.8
MREL as a ratio of RWAs				31.7%				30.5%
MREL as a ratio of UK leverage exposure				10.1%				9.9%

(1)	Par value reflects the nominal value of securities issued.
(2)	MREL value reflects NatWest Group’s interpretation of the Bank of England’s approach to setting a MREL published in December 2021 (Updating June 2018). Liabilities excluded from MREL include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The MREL calculation includes Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.
(3)	Shareholders’ equity was £37.5 billion (2023 - £37.2 billion).
(4)	As per 2023, Intra group issuances were reported in “Par value” but on further clarification from Bank of England, it has been excluded from reporting in 2024.

NatWest Group – Form 6-K Interim Results 2024	75

Risk and capital management continued

Capital, liquidity and funding risk continued

Minimum requirements of own funds and eligible liabilities (MREL)

The following table illustrates the components of the stock of outstanding issuance in NatWest Group plc and its operating subsidiaries including external and internal issuances.

			NatWest				NatWest	NWM	RBS
		NatWest	Holdings	NWB	RBS	NWM	Markets	Securities	International
		Group plc	Limited	Plc	plc	Plc	N.V.	Inc.	Limited
		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Additional Tier 1	Externally issued	4.7	—	0.1	—	—	—	—	—
Additional Tier 1	Internally issued	—	3.9	3.3	0.5	0.9	0.2	—	0.3
		4.7	3.9	3.4	0.5	0.9	0.2	—	0.3
Tier 2	Externally issued	5.6	—	—	—	0.0	0.2	—	—
Tier 2	Internally issued	0.0	5.2	3.6	0.9	1.1	0.1	0.3	—
		5.6	5.2	3.6	0.9	1.1	0.3	0.3	—
Senior unsecured	Externally issued	21.4	—	—	—	—	—	—	—
Senior unsecured	Internally issued	—	11.0	6.5	1.1	3.5	—	—	0.3
		21.4	11.0	6.5	1.1	3.5	—	—	0.3
Total outstanding issuance		31.7	20.1	13.5	2.5	5.5	0.5	0.3	0.6

(1)	For AT1 and Tier 2, the balances are the IFRS balance sheet carrying amounts, which may differ from the amount which the instrument contributes to regulatory capital. Regulatory balances exclude, for example, issuance costs and fair value movements, while dated capital is required to be amortised on a straight-line basis over the final five years of maturity.
(2)	Balance sheet amounts reported for AT1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.
(3)	Internal issuance for NWB Plc and RBS plc represents AT1, Tier 2 or Senior unsecured issuance to NWH Ltd and for NWM N.V. and NWM SI to NWM Plc.
(4)	The balances are the IFRS balance sheet carrying amounts for Senior unsecured debt category and it does not include CP, CD and short term/medium notes issued from NatWest Group operating subsidiaries.
(5)	The above table does not include CET 1 numbers.
(6)	NWM Securities Inc is regulated under US broker dealer rules.
(7)	RBSI Ltd - MREL resolution rules are under development in Jersey.

NatWest Group – Form 6-K Interim Results 2024	76

Risk and capital management continued

Capital, liquidity and funding risk continued

Risk-weighted assets

The table below analyses the movement in RWAs during the half year, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2023	147.6	7.8	7.4	20.2	183.0
Foreign exchange movement	(0.2)	—	—	—	(0.2)
Business movement	(2.2)	(0.6)	(0.4)	1.6	(1.6)
Risk parameter changes	(0.1)	(0.1)	—	—	(0.2)
Model updates	(0.2)	—	—	—	(0.2)
Other changes	—	—	—	—	—
At 30 June 2024	144.9	7.1	7.0	21.8	180.8

The table below analyses segmental RWAs.

					Total
	Retail	Private	Commercial &	Central items	NatWest
	Banking	Banking	Institutional	& other (1)	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn
At 31 December 2023	61.6	11.2	107.4	2.8	183.0
Foreign exchange movement	—	—	(0.2)	—	(0.2)
Business movement	0.7	(0.2)	(1.9)	(0.2)	(1.6)
Risk parameter changes	0.2	—	(0.4)	—	(0.2)
Model updates	(0.2)	—	—	—	(0.2)
At 30 June 2024	62.3	11.0	104.9	2.6	180.8

Credit risk	53.9	9.5	79.4	2.1	144.9
Counterparty credit risk	0.2	—	6.9	—	7.1
Market risk	0.1	—	6.9	—	7.0
Operational risk	8.1	1.5	11.7	0.5	21.8
Total RWAs	62.3	11.0	104.9	2.6	180.8

(1)	£0.9 billion of Central items & other relates to Ulster Bank RoI.

Total RWAs decreased by £2.2 billion to £180.8 billion during the period mainly reflecting:

-	A decrease in Business movements totalling £1.6 billion, primarily driven by active RWA management of £4.3 billion partially offset by increased RWAs following annual recalculation of operational risk as a result of higher income when compared to 2020 and an increase in drawdowns and new facilities within Commercial & Institutional.
-	A decrease in Risk parameters of £0.2 billion, primarily driven by customers moving into default within Commercial & Institutional.
-	A decrease in model updates of £0.2 billion, driven by IRB Temporary Model Adjustment related to mortgages within Retail Banking.

NatWest Group – Form 6-K Interim Results 2024	77

Risk and capital management continued

Capital, liquidity and funding risk continued

Funding sources

The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9.

	30 June 2024			31 December 2023
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Bank deposits
Repos	5,897	—	5,897	3,118	—	3,118
Other bank deposits (1)	5,965	13,764	19,729	5,836	13,236	19,072
	11,862	13,764	25,626	8,954	13,236	22,190
Customer deposits
Repos	6,846	—	6,846	10,844	—	10,844
Non-bank financial institutions	48,784	34	48,818	46,875	13	46,888
Personal	221,498	6,255	227,753	216,456	6,436	222,892
Corporate	149,448	110	149,558	150,718	35	150,753
	426,576	6,399	432,975	424,893	6,484	431,377
Trading liabilities (2)
Repos (3)	29,021	300	29,321	26,634	268	26,902
Derivative collateral	14,030	—	14,030	15,075	—	15,075
Other bank customer deposits	478	322	800	768	382	1,150
Debt securities in issue - Medium term notes	80	227	307	418	288	706
	43,609	849	44,458	42,895	938	43,833
Other financial liabilities
Customer deposits	461	1,188	1,649	194	1,086	1,280
Debt securities in issue:	—	—	—
Commercial paper and certificates of deposit	12,023	362	12,385	11,116	205	11,321
Medium term notes	6,811	35,459	42,270	6,878	32,625	39,503
Covered bonds	—	749	749	2,122	—	2,122
Securitisation (5)	—	1,222	1,222	—	863	863
	19,295	38,980	58,275	20,310	34,779	55,089
Subordinated liabilities	1,593	4,439	6,032	1,047	4,667	5,714
Total funding	502,935	64,431	567,366	498,099	60,104	558,203
Of which: available in resolution (4)			27,061			26,561

(1)	Includes £12.0 billion (31 December 2023 – £12.0 billion) relating to Term Funding Scheme with additional incentives for Small and Medium-sized Enterprises participation.
(2)	Excludes short positions of £9.7 billion (31 December 2023 - £9.8 billion).
(3)	Comprises central & other bank repos of £6.4 billion (31 December 2023 - £4.0 billion), other financial institution repos of £20.0 billion (31 December 2023 - £20.4 billion) and other corporate repos of £2.9 billion (31 December 2023 - £2.5 billion).
(4)	Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in December 2021 (updating June 2018). The balance consists of £21.4 billion (31 December 2023 - £21.7 billion) under debt securities in issue (senior MREL) and £5.6 billion (31 December 2023 - £4.9 billion) under subordinated liabilities.
(5)	NatWest Group transfers credit risk on originated loans and mortgages without the transfer of assets to a structured entity, whereby it enters credit derivative and financial guarantee contracts with consolidated structured entities and they in turn issue debt securities to investors. This funding is legally ringfenced in the structured entity and is restricted to specifically cover investor credit protection claim payments in respect of the associated loans and mortgages.

NatWest Group – Form 6-K Interim Results 2024	78

Risk and capital management continued

Capital, liquidity and funding risk continued

Liquidity portfolio

The table below shows the composition of the liquidity portfolio with primary liquidity aligned to high-quality liquid assets on a regulatory LCR basis. Secondary liquidity comprises of assets which are eligible as collateral for local central bank liquidity facilities and do not form part of the LCR eligible high-quality liquid assets.

	Liquidity value
	30 June 2024			31 December 2023
	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL
	Group (1)	Group (2)	Sub	Group (1)	Group (2)	Sub
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	111,763	73,408	72,895	99,855	68,495	67,954
High quality government/MDB/PSE and GSE bonds (4)	35,616	26,253	26,253	36,250	26,510	26,510
Extremely high quality covered bonds	3,892	3,892	3,892	4,164	4,164	4,164
LCR level 1 assets	151,271	103,553	103,040	140,269	99,169	98,628
LCR level 2 Eligible Assets (5)	9,124	7,897	7,897	7,796	7,320	7,320
Primary liquidity (HQLA) (6)	160,395	111,450	110,937	148,065	106,489	105,948
Secondary liquidity	66,589	66,559	66,559	74,722	74,683	74,683
Total liquidity value	226,984	178,009	177,496	222,787	181,172	180,631

(1)	NatWest Group includes the UK Domestic Liquidity Sub-Group (UK DoLSub), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The RBSI Ltd and NWM N.V. who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(2)	NWH Group comprises UK DoLSub and NatWest Bank Europe GmbH who hold managed portfolios that comply with local regulations that may differ from PRA rules.
(3)	NatWest Markets Plc liquidity portfolio is reported in the NatWest Markets Plc 2023 Annual Report and Accounts.
(4)	Multilateral development bank abbreviated to MDB, public sector entities abbreviated to PSE and government sponsored entities abbreviated to GSE.
(5)	Includes Level 2A and Level 2B.
(6)	High-quality liquid assets abbreviated to HQLA.

Non-traded market risk

Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Key developments

-	In the UK, the base rate remained unchanged at 5.25% between 31 December 2023 and 30 June 2024.
-	At 30 June 2024, longer-term interest rates continued to anticipate future reductions in the UK base rate, but by less than expected at 31 December 2023. As a result, the five-year sterling swap rate increased to 3.99% at the end of June 2024 from 3.38% at the end of December 2023. The ten-year sterling swap rate also increased, to 3.88% from 3.29%.
-	The structural hedge notional decreased by £10 billion to £197 billion from £207 billion, partly reflecting recent changes in the deposit mix with higher volumes of term deposits and lower volumes of sight deposits.
-	The one-year positive sensitivity of net interest earnings to an upward 25-basis-point parallel shift in all yield curves reduced slightly, to £135 million at 30 June 2024 from £164 million at 31 December 2023, partly reflecting changes to customer pass-through assumptions. The adverse sensitivity to a downward 25-basis-point parallel shift was broadly stable at £167 million at 30 June 2024 compared to £169 million at 31 December 2023.
-	Sterling was broadly stable against both the US dollar and the euro over the period. Against the dollar, sterling was 1.26 at 30 June 2024 compared to 1.27 at 31 December 2023. Against the euro, it was 1.18 at 30 June 2024 compared to 1.15 at 31 December 2023. Structural foreign currency exposures (excluding additional tier 1 economic hedges) were stable, in sterling-equivalent nominal terms, at £3,375 million at 30 June 2024 compared to £3,381 million at 31 December 2023.

NatWest Group – Form 6-K Interim Results 2024	79

Risk and capital management continued

Non-traded market risk continued

Non-traded internal VaR (1-day 99%)

The following table shows one-day internal banking book Value-at-Risk (VaR) at a 99% confidence level, split by risk type.

	Half year ended
	30 June 2024				30 June 2023				31 December 2023
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	24.1	28.2	17.6	17.6	40.5	63.2	30.1	63.2	38.0	63.2	24.6	24.6
Credit spread	55.6	60.2	50.7	50.7	23.6	29.7	20.9	29.7	33.1	54.2	20.9	54.2
Structural foreign exchange rate	9.2	12.3	7.1	12.3	11.3	13.6	8.4	12.3	11.2	13.6	8.4	12.1
Equity	9.3	10.3	8.2	8.2	16.7	19.0	13.0	13.0	14.2	19.0	10.4	10.4
Pipeline risk (1)	5.9	12.7	3.4	12.7	3.1	4.4	1.4	3.4	3.3	7.1	1.4	7.1
Diversification (2)	(41.1)			(39.7)	(35.3)			38.1	(34.4)			(29.9)
Total	63.0	73.8	52.9	61.8	59.9	83.5	52.1	83.5	65.4	83.4	52.1	78.5

(1)	Pipeline risk is the risk of loss arising from Personal customers owning an option to draw down a loan – typically a mortgage – at a committed rate, where interest rate changes may result in greater or fewer customers than anticipated taking up the committed offer.
(2)	NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.
-	On an average basis, total non-traded VaR for H1 2024 was broadly similar to H1 2023 and H2 2023.
-	Interest rate VaR fell at the end of H1 2024, reflecting action taken to manage down interest rate repricing mismatches across customer products.
-	After increasing significantly during H2 2023, credit spread VaR reduced towards the end of H1 2024. This was mainly driven by earlier loss events falling out of the VaR calculation window.
-	Pipeline VaR increased, partly reflecting hedging modifications related to recent changes in customer behaviour through the fixed-rate mortgage application process.

Structural hedging

NatWest Group has a significant pool of stable, non and low interest-bearing liabilities, principally comprising current accounts and instant access savings, as well as its equity and reserves. A proportion of these balances are hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages) or by using interest rate swaps, which are generally booked as cash flow hedges of floating-rate assets, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure, NatWest Group allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution for management purposes, to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in NatWest Group’s equity capital.

The table below shows hedge income, total yield, incremental income and the period-end and average notional balances allocated to equity and products in respect of the structural hedges managed by NatWest Group. Hedge income represents the fixed leg of the hedge. Incremental income represents the difference between hedge income and short-term cash rates. For example, the sterling overnight index average (SONIA) is used to estimate incremental income from sterling structural hedges.

	Half year ended
	30 June 2024					30 June 2023					31 December 2023
			Period					Period					Period
	Incremental	Hedge	-end	Average	Total	Incremental	Hedge	-end	Average	Total	Incremental	Hedge	-end	Average	Total
	income	income	notional	notional	yield	income	income	notional	notional	yield	income	income	notional	notional	yield
	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%
Equity	(364)	218	22	22	1.95	(246)	204	23	22	1.83	(365)	214	22	23	1.91
Product	(3,184)	1,392	175	176	1.58	(2,773)	1,362	202	205	1.33	(3,548)	1,460	185	193	1.51
Total	(3,548)	1,610	197	198	1.62	(3,019)	1,566	225	227	1.38	(3,913)	1,674	207	216	1.56

-	For commentary, refer to the following page.

NatWest Group – Form 6-K Interim Results 2024	80

Risk and capital management continued

Non-traded market risk continued

Structural hedging

Equity structural hedges refer to income allocated primarily to equity and reserves. At 30 June 2024, the equity structural hedge notional was allocated between NWH Group and NWM Group in a ratio of approximately 78/22 respectively.

Product structural hedges refer to income allocated to customer products, mainly current accounts and customer deposits in Commercial & Institutional, Retail Banking and Private Banking.

At 30 June 2024, approximately 94% by notional of total structural hedges were sterling-denominated.

The following table presents the incremental income associated with product structural hedges at segment level.

	Half year ended
	30 June	30 June	31 December
	2024	2023	2023
	£m	£m	£m
Retail Banking	(1,354)	(1,156)	(1,488)
Commercial & Institutional	(1,617)	(1,415)	(1,798)
Private Banking & Other	(212)	(202)	(262)
Total	(3,184)	(2,773)	(3,548)

-	The structural hedge notional fell, mainly reflecting recent changes in the deposit mix, including migration to term deposits.
-	The five-year sterling swap rate rose to 3.99% at 30 June 2024 from 3.38% at 31 December 2023. The ten-year sterling swap rate also rose, to 3.88% from 3.29%. The structural hedge yield also rose to 1.62% in H1 2024 from 1.56% in H2 2023 and from 1.38% in H1 2023.
-	Incremental income remained negative in H1 2024. Compared to the total yield of 1.62% in H1 2024, the sterling overnight cash rate (i.e. SONIA) in H1 2024 was 5.19% on average.

Sensitivity of net interest earnings

Net interest earnings are sensitive to changes in the level of interest rates, mainly because maturing structural hedges are replaced at higher or lower rates and changes to coupons on managed rate customer products do not always match changes in market rates of interest or central bank policy rates.

Earnings sensitivity is derived from a market-implied forward rate curve, which will incorporate expected changes in central bank policy rates such as the Bank of England base rate. A simple scenario is shown that projects forward earnings based on the 30 June 2024 balance sheet, which is assumed to remain constant. An earnings projection is derived from the market-implied curve, which is then subject to interest rate shocks. The difference between the market-implied projection and the shock gives an indication of underlying sensitivity to interest rate movements.

Reported sensitivities should not be considered a forecast of future performance in these rate scenarios. Actions that could reduce interest earnings sensitivity include changes in pricing strategies on customer loans and deposits as well as hedging. Management action may also be taken to stabilise total income also taking into account non-interest income.

The table below shows the sensitivity of net interest earnings - for both structural hedges and managed rate accounts - on a one, two and three-year forward-looking basis to an upward or downward interest rate shift of 25 basis points.

	+25 basis points upward shift			-25 basis points downward shift
	Year 1	Year 2	Year 3	Year 1	Year 2	Year 3
30 June 2024	£m	£m	£m	£m	£m	£m
Structural hedges	42	129	216	(42)	(129)	(216)
Managed margin	93	97	110	(125)	(107)	(110)
Total	135	226	326	(167)	(236)	(326)

31 December 2023
Structural hedges	44	138	227	(44)	(138)	(227)
Managed margin	120	117	114	(125)	(121)	(105)
Total	164	255	341	(169)	(259)	(332)

(1)	Earnings sensitivity considers only the main drivers, namely structural hedging and margin management.

NatWest Group – Form 6-K Interim Results 2024	81

Risk and capital management continued

Non-traded market risk continued

Sensitivity of net interest earnings

The following table presents the one-year sensitivity to upward and downward 25-basis-point and 100-basis-point shifts in the yield curve, analysed by currency.

	Shifts in yield curve
	30 June 2024				31 December 2023
	+25 basis	-25 basis	+100 basis	-100 basis	+25 basis	-25 basis	+100 basis	-100 basis
	points	points	points	points	points	points	points	points
	£m	£m	£m	£m	£m	£m	£m	£m
Euro	1	(5)	5	(16)	7	(11)	38	(45)
Sterling	121	(149)	487	(614)	138	(139)	504	(577)
US dollar	10	(9)	46	(47)	14	(14)	54	(56)
Other	3	(4)	13	(15)	5	(5)	21	(22)
Total	135	(167)	551	(692)	164	(169)	617	(700)

-	Changes in pass-through assumptions for managed-rate savings products contributed to the reduced sensitivity.

Foreign exchange risk

The table below shows structural foreign currency exposures.

			Structural foreign		Residual
	Net investments in	Net investment	currency exposures	Economic	structural foreign
	foreign operations	in hedges	pre-economic hedges	hedges (1)	currency exposures
30 June 2024	£m	£m	£m	£m	£m
US dollar	1,201	—	1,201	(1,201)	—
Euro	4,345	(2,649)	1,696	—	1,696
Other non-sterling	864	(386)	478	—	478
Total	6,410	(3,035)	3,375	(1,201)	2,174

31 December 2023
US dollar	1,185	(228)	957	(957)	—
Euro	4,475	(2,585)	1,890	—	1,890
Other non-sterling	963	(429)	534	—	534
Total	6,623	(3,242)	3,381	(957)	2,424

(1)	Economic hedges of US dollar net investments in foreign operations represent US dollar equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available.
-	Changes in foreign currency exchange rates affect equity in proportion to structural foreign currency exposure. For example, a 5% strengthening or weakening in foreign currencies against sterling would result in a gain or loss of £159 million in equity, respectively.

NatWest Group – Form 6-K Interim Results 2024	82

Risk and capital management continued

Traded market risk

Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices.

Traded VaR (1-day 99%)

The table below shows one-day internal value-at-risk (VaR) for NatWest Group’s trading portfolios, split by exposure type.

	Half year ended
	30 June 2024				30 June 2023				31 December 2023
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	6.7	12.0	3.6	6.6	9.0	19.3	4.3	16.5	10.5	17.3	4.4	7.4
Credit spread	8.1	10.1	6.7	7.6	5.9	6.9	4.9	6.1	6.4	7.1	5.3	6.8
Currency	2.1	6.7	0.8	1.9	2.1	4.9	1.0	1.5	2.4	7.0	0.9	1.8
Equity	0.1	0.1	0.1	0.1	—	0.1	—	—	—	0.1	—	0.1
Diversification (1)	(6.8)			(5.5)	(6.8)			(6.3)	(6.9)			(7.2)
Total	10.2	16.2	7.0	10.7	10.2	17.8	6.6	17.8	12.4	20.0	8.4	8.9

(1)	NatWest Group benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.
-	The decrease in average interest rate VaR and total VaR, compared to 2023, reflected a decrease in yield curve risk in sterling and euro flow trading.
-	The increase in average credit spread VaR mainly reflected a net longer credit profile over the period.

Pension risk

On 31 May 2024, the Trustee of the Group Pension Fund entered into a buy-in transaction with a third-party insurer for some of the liabilities of the Main section. This is an insurance policy that gives the Fund protection against demographic and investment risks, so improves the security of member benefits. The transaction has not affected the 2024 statement of comprehensive income because the net pension asset is limited to zero due to the impact of the asset ceiling.

Compliance and conduct risk

A ring-fencing attestation was completed and submitted to the PRA on 29 March 2024. The annual Board Consumer Duty assessment concluded that NatWest Group is meeting its obligations. Following the second phase of Consumer Duty rules coming into force on 31 July 2024, planning is centred around embedding and enhancing ongoing work, including reporting on good customer outcomes, and Group-wide communications.

NatWest Markets has a programme in place to review, remediate and enhance certain areas of its business. The results of this will be shared with the Department of Justice Monitor and other regulators, with the ongoing work plan continuing to be assessed for potential impact.

NatWest Group – Form 6-K Interim Results 2024	83

Condensed consolidated income statement

for the period ended 30 June 2024 (unaudited)

	Half year ended
	30 June		30 June
	2024		2023
	£m		£m
Interest receivable	12,290		9,482
Interest payable	(6,882)		(3,756)
Net interest income	5,408		5,726
Fees and commissions receivable	1,567		1,459
Fees and commissions payable	(348)		(315)
Trading income	350		418
Other operating income	157		439
Non-interest income	1,726		2,001
Total income	7,134		7,727
Staff costs	(2,147)		(2,005)
Premises and equipment	(579)		(570)
Other administrative expenses	(823)		(871)
Depreciation and amortisation	(508)		(469)
Operating expenses	(4,057)		(3,915)
Profit before impairment losses	3,077		3,812
Impairment losses	(48)		(223)
Operating profit before tax	3,029		3,589
Tax charge	(801)		(1,061)
Profit from continuing operations	2,228		2,528
Profit/(loss) from discontinued operations, net of tax	11		(108)
Profit for the period	2,239		2,420

Attributable to:
Ordinary shareholders	2,099		2,299
Paid-in equity holders	129		121
Non-controlling interests	11		—
	2,239		2,420

Earnings per ordinary share - continuing operations	24.1	p	25.4	p
Earnings per ordinary share - discontinued operations	0.1	p	(1.1)	p
Total earnings per share attributable to ordinary shareholders - basic	24.2	p	24.3	p
Earnings per ordinary share - fully diluted continuing operations	23.9	p	25.2	p
Earnings per ordinary share - fully diluted discontinued operations	0.1	p	(1.1)	p
Total earnings per share attributable to ordinary shareholders - fully diluted	24.0	p	24.1	p

NatWest Group – Form 6-K Interim Results 2024	84

Condensed consolidated statement of comprehensive income

for the period ended 30 June 2024 (unaudited)

	Half year ended
	30 June	30 June
	2024	2023
	£m	£m
Profit for the period	2,239	2,420
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of retirement benefit schemes	(60)	(64)
Changes in fair value of financial liabilities designated at fair value through profit or loss (FVTPL) due to changes in credit risk	(26)	(4)
FVOCI financial assets	(33)	30
Tax	44	7
	(75)	(31)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
FVOCI financial assets	41	53
Cash flow hedges (1)	121	(734)
Currency translation	(42)	(469)
Tax	(57)	127
	63	(1,023)
Other comprehensive losses after tax	(12)	(1,054)
Total comprehensive income for the period	2,227	1,366

Attributable to:
Ordinary shareholders	2,087	1,245
Paid-in equity holders	129	121
Non-controlling interests	11	—
	2,227	1,366

(1)	Refer to footnote 3 of the consolidated statement of changes in equity.

NatWest Group – Form 6-K Interim Results 2024	85

Condensed consolidated balance sheet

as at 30 June 2024 (unaudited)

	30 June	31 December
	2024	2023
	£m	£m
Assets
Cash and balances at central banks	115,833	104,262
Trading assets	45,974	45,551
Derivatives	67,514	78,904
Settlement balances	6,260	7,231
Loans to banks - amortised cost	5,974	6,914
Loans to customers - amortised cost	379,331	381,433
Other financial assets	52,604	51,102
Intangible assets	7,590	7,614
Other assets	8,266	8,760
Assets of disposal groups	992	902
Total assets	690,338	692,673

Liabilities
Bank deposits	25,626	22,190
Customer deposits	432,975	431,377
Settlement balances	7,142	6,645
Trading liabilities	54,167	53,636
Derivatives	60,849	72,395
Other financial liabilities	58,275	55,089
Subordinated liabilities	6,032	5,714
Notes in circulation	3,254	3,237
Other liabilities	4,455	5,202
Total liabilities	652,775	655,485

Equity
Ordinary shareholders’ interests	32,831	33,267
Other owners’ interests	4,690	3,890
Owners’ equity	37,521	37,157
Non-controlling interests	42	31
Total equity	37,563	37,188

Total liabilities and equity	690,338	692,673

NatWest Group – Form 6-K Interim Results 2024	86

Condensed consolidated statement of changes in equity

for the period ended 30 June 2024 (unaudited)

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners’	controlling	Total
	share premium	equity	reserves (4)	earnings	Fair value	hedging	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	10,844	3,890	2,004	10,645	(49)	(1,899)	841	10,881	37,157	31	37,188
Profit attributable to ordinary shareholders and other equity owners
- continuing operations	—	—	—	2,217	—	—	—	—	2,217	11	2,228
- discontinued operations	—	—	—	11	—	—	—	—	11	—	11

Other comprehensive income
Realised gains in period on FVOCI equity shares	—	—	—	2	(2)	—	—	—	—	—	—
Remeasurement of retirement benefit schemes	—	—	—	(60)	—	—	—	—	(60)	—	(60)
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk	—	—	—	(26)	—	—	—	—	(26)	—	(26)
Unrealised gains	—	—	—	—	1	—	—	—	1	—	1
Amounts recognised in equity (3)	—	—	—	—	—	(559)	—	—	(559)	—	(559)
Retranslation of net assets	—	—	—	—	—	—	(118)	—	(118)	—	(118)
Gains on hedges of net assets	—	—	—	—	—	—	79	—	79	—	79
Amount transferred from equity to earnings	—	—	—	—	7	680	(3)	—	684	—	684
Tax	—	—	—	32	—	(34)	(11)	—	(13)	—	(13)
Total comprehensive income/(loss)	—	—	—	2,176	6	87	(53)	—	2,216	11	2,227

Transactions with owners
Ordinary share dividends paid	—	—	—	(1,008)	—	—	—	—	(1,008)	—	(1,008)
Paid in equity dividends	—	—	—	(129)	—	—	—	—	(129)	—	(129)
Securities issued	—	800	—	—	—	—	—	—	800	—	800
Shares repurchased during the period (1,2)	(411)	—	411	(1,118)	—	—	—	—	(1,118)	—	(1,118)
Share based remuneration and shares vested under employee share schemes	—	—	128	15	—	—	—	—	143	—	143
Own shares acquired	—	—	(540)	—	—	—	—	—	(540)	—	(540)
Acquisition of subsidiary	—	—	—	—	—	—	—	—	—	—	—
At 30 June 2024	10,433	4,690	2,003	10,581	(43)	(1,812)	788	10,881	37,521	42	37,563

NatWest Group – Form 6-K Interim Results 2024	87

Condensed consolidated statement of changes in equity

for the period ended 30 June 2023 (unaudited) continued

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners’	controlling	Total
	share premium	equity	reserves (4)	earnings	Fair value	hedging (3)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2023	11,700	3,890	1,393	10,019	(102)	(2,771)	1,478	10,881	36,488	8	36,496
Profit/(loss) attributable to ordinary shareholders and other equity owners
- continuing operations	—	—	—	2,528	—	—	—	—	2,528	—	2,528
- discontinued operations	—	—	—	(108)	—	—	—	—	(108)	—	(108)

Other comprehensive income
Realised gains in period on FVOCI equity shares	—	—	—	7	(7)	—	—	—	—	—	—
Remeasurement of retirement benefit schemes	—	—	—	(64)	—	—	—	—	(64)	—	(64)
Changes in fair value of credit in financial liabilities designated at FVTPL due to own credit risk	—	—	—	(4)	—	—	—	—	(4)	—	(4)
Unrealised gains	—	—	—	—	60	—	—	—	60	—	60
Amounts recognised in equity (3)	—	—	—	—	—	(948)	—	—	(948)	—	(948)
Retranslation of net assets	—	—	—	—	—	—	(308)	—	(308)	—	(308)
Gains on hedges of net assets	—	—	—	—	—	—	162	—	162	—	162
Amount transferred from equity to earnings (5)	—	—	—	—	23	214	(322)	—	(85)	—	(85)
Tax	—	—	—	12	(16)	161	(24)	—	133	—	133
Total comprehensive income/(loss)	—	—	—	2,371	60	(573)	(492)	—	1,366	—	1,366

Transactions with owners
Ordinary share dividends paid	—	—	—	(965)	—	—	—	—	(965)	—	(965)
Paid in equity dividends	—	—	—	(121)	—	—	—	—	(121)	—	(121)
Shares repurchased during the period (1,2)	(687)	—	687	(1,713)	—	—	—	—	(1,713)	—	(1,713)
Share based remuneration and shares vested under employee share schemes	—	—	77	(15)	—	—	—	—	62	—	62
Own shares acquired	—	—	(359)	—	—	—	—	—	(359)	—	(359)
Acquisition of subsidiary	—	—	—	—	—	—	—	—	—	32	32
At 30 June 2023	11,013	3,890	1,798	9,576	(42)	(3,344)	986	10,881	34,758	40	34,798

(1)	As part of the On Market Share Buyback Programmes NatWest Group plc repurchased and cancelled 161.9 million (June 2023– 301.4 million) shares, of which 2.2 million were settled in July 2024. The total consideration of these shares excluding fees was £410.8 million (June 2023 – £804.2 million), of which £6.8 million were settled in July 2024. Included in the retained earnings reserve movement is 2.3 million shares which were repurchased and cancelled in December 2023, settled in January 2024 for a total consideration of £4.9 million. The nominal value of the share cancellations has been transferred to the capital redemption reserve.
(2)	In June 2024, there was an agreement to buy 392.4 million (May 2023 - 469.2 million) ordinary shares of the Company from His Majesty’s Treasury (HM Treasury) at 316.2 pence per share (May 2023 - 268.4 pence per share) for total consideration of £1.2 billion (2023 - £1.3 billion). NatWest Group cancelled 222.4 million (336.2 million) of the purchased ordinary shares, amounting to £706.9 million (2023 - £906.9 million) excluding fees and held the remaining 170.0 million (2023 - 133 million) shares as Own Shares Held, amounting to £540.2 million (2023 - £358.8 million) excluding fees. The nominal value of the share cancellation has been transferred to the capital redemption reserve.
(3)	The change in the cash flow hedging reserve is driven from realised accrued interest transferred into the income statement. This is offset by a loss due to an increase in swap rates compared to 31 December 2023. The portfolio of hedging instruments is predominantly receive fixed swaps. The unrealised losses on cash flow hedge reserves are mainly driven by deferral of losses on GBP net received fixed swaps as interest rates have increased.
(4)	Other statutory reserves consist of Capital redemption reserves of £2,918 million (2023 - £2,338 million) and Own shares held reserves of £915 million (2023 - £540 million).
(5)	Includes £305 million FX recycled to profit or loss upon completion of a capital repayment by UBIDAC in 2023.

NatWest Group – Form 6-K Interim Results 2024	88

Condensed consolidated cash flow statement

for the period ended 30 June 2024 (unaudited)

	Half year ended
	30 June	30 June
	2024	2023
	£m	£m
Cash flows from operating activities
Operating profit before tax from continuing operations	3,029	3,589
Operating profit/(loss) before tax from discontinued operations	11	(108)
Adjustments for non-cash and other items	2,284	2,133
Net cash flows from trading activities	5,324	5,614
Changes in operating assets and liabilities	9,625	(17,376)
Net cash flows from operating activities before tax	14,949	(11,762)
Income taxes paid	(877)	(631)
Net cash flows from operating activities	14,072	(12,393)
Net cash flows from investing activities	(1,524)	(2,833)
Net cash flows from financing activities	(2,350)	(3,260)
Effects of exchange rate changes on cash and cash equivalents	(778)	(1,801)
Net increase/(decrease) in cash and cash equivalents	9,420	(20,287)
Cash and cash equivalents at beginning of period	118,824	158,449
Cash and cash equivalents at end of period	128,244	138,162

NatWest Group – Form 6-K Interim Results 2024	89

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements should be read in conjunction with NatWest Group plc’s 2023 Annual Report on Form 20-F. The accounting policies are the same as those applied in the consolidated financial statements.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved and in accordance with IAS 34 Interim Financial Reporting, as adopted by the UK and as issued by the International Accounting Standards Board (IASB), and the Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority.

Amendments to IFRS effective from 1 January 2024 had no material effect on the condensed consolidated financial statements.

2. Net interest income

	Half year ended
	30 June	30 June
	2024	2023
Continuing operations	£m	£m
Balances at central banks and loans to banks - amortised cost	2,070	1,722
Loans to customers - amortised cost	8,924	7,130
Other financial assets	1,296	630
Interest receivable	12,290	9,482

Balances with banks	695	402
Customer deposits	4,151	1,695
Other financial liabilities	1,575	1,345
Subordinated liabilities	237	221
Internal funding of trading businesses	224	93
Interest payable	6,882	3,756

Net interest income	5,408	5,726

NatWest Group – Form 6-K Interim Results 2024	90

Notes continued

3. Non-interest income

	Half year ended
	30 June	30 June
	2024	2023
Continuing operations	£m	£m
Net fees and commissions (1)	1,219	1,144

Foreign exchange	140	125
Interest rate (2)	298	315
Credit	(82)	(34)
Changes in fair value of own debt and derivative liabilities attributable to own credit risk - debt securities in issue	(7)	9
Equities, commodities and other	1	3
Income from trading activities	350	418

Profit on redemption of own debt	—	2
Rental income on operating lease assets and investment property	116	118
Changes in fair value of financial assets and liabilities designated at fair value through profit or loss (3)	(43)	(3)
Hedge ineffectiveness	12	49
Loss on disposal of amortised cost assets and liabilities	(1)	(2)
Loss on disposal of fair value through other comprehensive income assets	(4)	(24)
Share of profit/(loss) of associated entities	9	(17)
Other income (4)	68	316
Other operating income	157	439

Non-interest income	1,726	2,001

(1)	Refer to Note 5 for further analysis.
(2)	Includes fair value changes on derivatives which have not been designated in a hedge accounting relationship and gains and losses from the management of the NatWest Group’s funding requirements involving the use of derivatives including FX. These are aimed at managing the interest rate and foreign exchange risk that NatWest Group is exposed to.
(3)	Includes related derivatives.
(4)	Includes income from instruments that have failed solely payments of principal and interest testing under IFRS 9. 30 June 2023 Includes £305 million FX recycled to profit or loss upon completion of a capital repayment by UBIDAC.

NatWest Group – Form 6-K Interim Results 2024	91

Notes continued

4. Operating expenses

	Half year ended
	30 June	30 June
	2024	2023
Continuing operations	£m	£m
Salaries	1,254	1,252
Bonus awards	223	217
Temporary and contract costs	80	106
Social security costs	187	180
Pension costs	169	151
- defined benefit schemes	59	60
- defined contribution schemes	110	91
Other	234	99
Staff costs	2,147	2,005

Premises and equipment	579	570
Depreciation and amortisation (1)	508	469
Other administrative expenses	823	871
Administrative expenses	1,910	1,910
Operating expenses	4,057	3,915

(1)	Includes depreciation on right of use assets of £53 million (30 June 2023- £53 million).

NatWest Group – Form 6-K Interim Results 2024	92

Notes continued

5. Segmental analysis

The business is organised into the following reportable segments: Retail Banking, Private Banking, Commercial & Institutional and Central items & other.

Analysis of operating profit/(loss) before tax

The following tables provide a segmental analysis of operating profit/(loss) before tax by the main income statement captions.

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
Half year ended 30 June 2024	£m	£m	£m	£m	£m
Continuing operations
Net interest income	2,475	285	2,543	105	5,408
Net fees and commissions	211	142	866	—	1,219
Other non-interest income	4	17	391	95	507
Total income	2,690	444	3,800	200	7,134
Depreciation and amortisation	(1)	—	(76)	(431)	(508)
Other operating expenses	(1,469)	(356)	(2,074)	350	(3,549)
Impairment (losses)/releases	(122)	11	57	6	(48)
Operating profit	1,098	99	1,707	125	3,029

Half year ended 30 June 2023
Continuing operations
Net interest income	2,908	428	2,504	(114)	5,726
Net fees and commissions	206	125	821	(8)	1,144
Other non-interest income	6	14	423	414	857
Total income	3,120	567	3,748	292	7,727
Depreciation and amortisation	—	—	(78)	(391)	(469)
Other operating expenses	(1,367)	(322)	(1,909)	152	(3,446)
Impairment (losses)/releases	(193)	(11)	(20)	1	(223)
Operating profit	1,560	234	1,741	54	3,589

NatWest Group – Form 6-K Interim Results 2024	93

Notes continued

5. Segmental analysis continued

Total revenue (1)

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
Half year ended 30 June 2024	£m	£m	£m	£m	£m
Continuing operations
External	4,331	614	7,072	2,347	14,364
Inter-segmental	7	715	(936)	214	—
Total	4,338	1,329	6,136	2,561	14,364

Half year ended 30 June 2023
Continuing operations
External	3,419	550	5,734	2,095	11,798
Inter-segmental	1	418	(720)	301	—
Total	3,420	968	5,014	2,396	11,798

(1)	Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.

Total assets and liabilities

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
30 June 2024	£m	£m	£m	£m	£m
Assets	226,457	27,172	381,899	54,810	690,338
Liabilities	195,454	39,745	356,539	61,037	652,775

31 December 2023
Assets	228,684	26,894	384,958	52,137	692,673
Liabilities	191,936	37,806	359,766	65,977	655,485

NatWest Group – Form 6-K Interim Results 2024	94

Notes continued

5. Segmental analysis continued

Analysis of net fees and commissions

	Retail	Private	Commercial &	Central items
	Banking	Banking	Institutional	& other	Total
Half year ended 30 June 2024	£m	£m	£m	£m	£m
Continuing operations
Fees and commissions receivable
- Payment services	165	20	335	—	520
- Credit and debit card fees	196	6	130	2	334
- Lending and financing	9	3	372	—	384
- Brokerage	17	4	21	—	42
- Investment management, trustee and fiduciary services	1	113	24	9	147
- Underwriting fees	—	—	93	—	93
- Other	4	6	52	(15)	47
Total	392	152	1,027	(4)	1,567
Fees and commissions payable	(181)	(10)	(161)	4	(348)
Net fees and commissions	211	142	866	—	1,219

Half year ended 30 June 2023
Continuing operations
Fees and commissions receivable
- Payment services	159	16	332	3	510
- Credit and debit card fees	197	6	129	2	334
- Lending and financing	8	3	335	1	347
- Brokerage	18	3	21	—	42
- Investment management, trustee and fiduciary services	1	105	22	—	128
- Underwriting fees	—	—	71	—	71
- Other	1	2	31	(7)	27
Total	384	135	941	(1)	1,459
Fees and commissions payable	(178)	(10)	(120)	(7)	(315)
Net fees and commissions	206	125	821	(8)	1,144

NatWest Group – Form 6-K Interim Results 2024	95

Notes continued

6. Tax

The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 25% (2023 – 23.5)%, as analysed below:

	Half year ended
	30 June	30 June
	2024	2023
Continuing operations	£m	£m
Profit before tax	3,029	3,589

Expected tax charge	(757)	(843)
Losses and temporary differences in period where no deferred tax assets recognised	(10)	(38)
Foreign profits taxed at other rates	17	(21)
Items not allowed for tax:
- losses on disposals and write-downs	(9)	(1)
- UK Bank Levy	(16)	(12)
- regulatory and legal actions	(3)	(3)
- other disallowable items	(17)	(18)
Non-taxable items:
- FX recycling on UBIDAC capital reduction	—	75
- RPI-related uplift on index-linked gilts	18	6
- other non-taxable items	4	8
Taxable foreign exchange movements	2	6
Unrecognised losses bought forward and utilised	12	8
Banking surcharge	(81)	(144)
Pillar 2 top-up tax	(11)	—
Tax on paid-in equity dividends	33	22
Adjustments in respect of prior years	17	(106)
Actual tax charge	(801)	(1,061)

At 30 June 2024, NatWest Group has recognised a deferred tax asset of £1,719 million (31 December 2023 - £1,894 million) and a deferred tax liability of £108 million (31 December 2023 - £141 million). These amounts include deferred tax assets recognised in respect of trading losses of £853 million (31 December 2023 - £1,019 million). NatWest Group has considered the carrying value of these assets as at 30 June 2024 and concluded that they are recoverable.

NatWest Group – Form 6-K Interim Results 2024	96

Notes continued

7. Financial instruments - classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

				Amortised	Other
	MFVTPL	DFV	FVOCI	cost	assets	Total
Assets	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	—	—	—	115,833	—	115,833
Trading assets	45,974	—	—	—	—	45,974
Derivatives (1)	67,514	—	—	—	—	67,514
Settlement balances	—	—	—	6,260	—	6,260
Loans to banks - amortised cost (2)	—	—	—	5,974	—	5,974
Loans to customers - amortised cost (3)	—	—	—	379,331	—	379,331
Other financial assets	716	5	27,954	23,929	—	52,604
Intangible assets	—	—	—	—	7,590	7,590
Other assets	—	—	—	—	8,266	8,266
Assets of disposal groups (4)	—	—	—	—	992	992
30 June 2024	114,204	5	27,954	531,327	16,848	690,338

Cash and balances at central banks	—	—	—	104,262	—	104,262
Trading assets	45,551	—	—	—	—	45,551
Derivatives (1)	78,904	—	—	—	—	78,904
Settlement balances	—	—	—	7,231	—	7,231
Loans to banks - amortised cost (2)	—	—	—	6,914	—	6,914
Loans to customers - amortised cost (3)	—	—	—	381,433	—	381,433
Other financial assets	703	5	28,699	21,695	—	51,102
Intangible assets	—	—	—	—	7,614	7,614
Other assets	—	—	—	—	8,760	8,760
Assets of disposal groups (4)	—	—	—	—	902	902
31 December 2023	125,158	5	28,699	521,535	17,276	692,673

For the notes to this table refer to the following page.

NatWest Group – Form 6-K Interim Results 2024	97

Notes continued

7. Financial instruments - classification continued

	Held-for-		Amortised	Other
	trading	DFV	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m
Bank deposits (5)	—	—	25,626	—	25,626
Customer deposits	—	—	432,975	—	432,975
Settlement balances	—	—	7,142	—	7,142
Trading liabilities	54,167	—	—	—	54,167
Derivatives (1)	60,849	—	—	—	60,849
Other financial liabilities (6)	—	3,288	54,987	—	58,275
Subordinated liabilities	—	229	5,803	—	6,032
Notes in circulation	—	—	3,254	—	3,254
Other liabilities (7)	—	—	666	3,789	4,455
30 June 2024	115,016	3,517	530,453	3,789	652,775

Bank deposits (5)	—	—	22,190	—	22,190
Customer deposits	—	—	431,377	—	431,377
Settlement balances	—	—	6,645	—	6,645
Trading liabilities	53,636	—	—	—	53,636
Derivatives (1)	72,395	—	—	—	72,395
Other financial liabilities (6)	—	2,888	52,201	—	55,089
Subordinated liabilities	—	237	5,477	—	5,714
Notes in circulation	—	—	3,237	—	3,237
Other liabilities (7)	—	—	748	4,454	5,202
31 December 2023	126,031	3,125	521,875	4,454	655,485

(1)	Includes net hedging derivative assets of £103 million (31 December 2023 - £114 million) and net hedging derivative liabilities of £359 million (31 December 2023 - £270 million).
(2)	Includes items in the course of collection from other banks of £281 million (31 December 2023 - £255 million).
(3)	Includes finance lease receivables of £8,974 million (31 December 2023 - £8,731 million).
(4)	Includes £972 million (31 December 2023 - £841 million) of assets of disposal groups held at FVTPL. The portfolio is classified as level 3 in the fair value hierarchy.
(5)	Includes items in the course of transmission to other banks of £496 million (31 December 2023 - £92 million).
(6)	The carrying amount of other customer accounts designated at fair value through profit or loss is the same as the principal amount for both periods. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively.
(7)	Includes lease liabilities of £610 million (31 December 2023 - £670 million), held at amortised cost.

NatWest Group – Form 6-K Interim Results 2024	98

Notes continued

8. Financial instruments - valuation

Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in NatWest Group plc’s 2023 Annual Report Form 20-F. Valuation, sensitivity methodologies and inputs at 30 June 2024 are consistent with those described in Note 11 to NatWest Group plc’s 2023 Annual Report Form 20-F.

Fair value hierarchy

The table below shows the assets and liabilities held by NatWest Group split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgment and hence carry the most significant price uncertainty.

	30 June 2024				31 December 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	—	26,008	230	26,238	—	33,388	209	33,597
Securities	15,097	4,639	—	19,736	8,447	3,493	14	11,954
Derivatives
Interest rate	—	40,364	561	40,925	1	43,912	650	44,563
Foreign exchange	—	26,314	132	26,446	—	34,096	65	34,161
Other	—	74	69	143	—	72	108	180
Other financial assets
Loans	—	352	416	768	—	108	657	765
Securities	17,969	9,690	248	27,907	17,848	10,536	258	28,642
Total financial assets held at fair value	33,066	107,441	1,656	142,163	26,296	125,605	1,961	153,862
As a % of total fair value assets	23%	76%	1%	—	17%	82%	1%

Liabilities
Trading liabilities
Deposits	—	44,151	—	44,151	—	43,126	1	43,127
Debt securities in issue	—	307	—	307	—	706	—	706
Short positions	7,843	1,864	2	9,709	7,936	1,865	2	9,803
Derivatives
Interest rate	—	34,698	440	35,138	—	38,044	439	38,483
Foreign exchange	—	25,374	67	25,441	—	33,528	58	33,586
Other	—	119	151	270	—	138	188	326
Other financial liabilities
Debt securities in issue	—	1,636	3	1,639	—	1,605	3	1,608
Other deposits	—	1,626	23	1,649	—	1,280	—	1,280
Subordinated liabilities	—	229	—	229	—	237	—	237
Total financial liabilities held at fair value	7,843	110,004	686	118,533	7,936	120,529	691	129,156
As a % of total fair value liabilities	7%	92%	1%	—	6%	93%	1%

(1)	Level 1 - Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.

Level 2 - Instruments valued using valuation techniques that have observable inputs. Observable inputs are those that are readily available with limited adjustments required. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products - including CLOs, most bank loans, repos and reverse repos, state and municipal obligations, most notes issued, certain money market securities, loan commitments and most OTC derivatives.

Level 3 - Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Examples include non-derivative instruments which trade infrequently, certain syndicated and commercial mortgage loans, private equity, and derivatives with unobservable model inputs.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred.
(3)	For an analysis of debt securities held at mandatorily fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Risk and capital management – Credit risk.

NatWest Group – Form 6-K Interim Results 2024	99

Notes continued

8. Financial instruments – valuation continued

Valuation adjustments

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below. For further information refer to the descriptions of valuation adjustments within ‘Financial instruments – valuation’ on pages 85-96 of NatWest Group plc’s 2023 Annual Report Form 20-F.

	30 June	31 December
	2024	2023
	£m	£m
Funding - FVA	125	132
Credit - CVA	220	236
Bid - Offer	75	86
Product and deal specific	149	103
Total	569	557

-	Valuation reserves comprising credit valuation adjustments (CVA), funding valuation adjustment (FVA), bid-offer and product and deal specific reserves, increased to £569 million at 30 June 2024 (31 December 2023 – £557 million).
-	The movements in FVA and CVA were driven by a reduction in exposure as interest rates increased. The decrease in bid-offer was driven by overall risk reduction over the period. Product and deal specific increased following valuation adjustments on specific trades.

NatWest Group – Form 6-K Interim Results 2024	100

Notes continued

8. Financial instruments – valuation continued

Level 3 sensitivities

The table below shows the high and low range of fair value of the level 3 assets and liabilities.

	30 June 2024			31 December 2023
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	230	—	—	209	—	—
Securities	—	—	—	14	—	—
Derivatives
Interest rate	561	20	(20)	650	20	(20)
Foreign exchange	132	10	(10)	65	—	—
Other	69	—	—	108	10	(10)
Other financial assets
Loans	416	—	(10)	657	—	(40)
Securities	248	20	(40)	258	20	(50)
Total financial assets held at fair value	1,656	50	(80)	1,961	50	(120)

Liabilities
Trading liabilities
Deposits	—	—	—	1	—	—
Short positions	2	—	—	2	—	—
Derivatives
Interest rate	440	10	(10)	439	10	(10)
Foreign exchange	67	—	—	58	—	—
Other	151	10	(10)	188	10	(10)
Other financial liabilities
Debt securities in issue	3	—	—	3	—	—
Other deposits	23	—	(20)	—	—	—
Total financial liabilities held at fair value	686	20	(40)	691	20	(20)

Alternative assumptions

Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information considering consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

NatWest Group – Form 6-K Interim Results 2024	101

Notes continued

8. Financial instruments – valuation continued

Movement in level 3 assets and liabilities

The following table shows the movement in level 3 assets and liabilities.

		Other	Other			Other	Other
	Derivatives	trading	financial	Total	Derivatives	trading	financial	Total
	assets	assets (2)	assets (3)	assets	liabilities	liabilities (2)	liabilities	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2024	823	223	915	1,961	685	3	3	691
Amounts recorded in the income statement (1)	(70)	2	5	(63)	(28)	—	—	(28)
Amount recorded in the statement of comprehensive income	—	—	(13)	(13)	—	—	—	—
Level 3 transfers in	7	—	—	7	1	—	23	24
Level 3 transfers out	(2)	(14)	(258)	(274)	(2)	(1)	—	(3)
Purchases/originations	82	25	23	130	67	1	—	68
Settlements/other decreases	(38)	(7)	—	(45)	(29)	—	—	(29)
Sales	(40)	—	(2)	(42)	(34)	(1)	—	(35)
Foreign exchange and other adjustments	—	1	(6)	(5)	(2)	—	—	(2)
At 30 June 2024	762	230	664	1,656	658	2	26	686

Amounts recorded in the income statement in respect of balances held at period end - unrealised	116	—	4	120	123	—	—	123

At 1 January 2023	1,007	396	930	2,333	975	1	—	976
Amounts recorded in the income statement (1)	(52)	(28)	—	(80)	(84)	—	—	(84)
Amount recorded in the statement of comprehensive income	—	—	12	12	—	—	—	—
Level 3 transfers in	4	—	(72)	(68)	6	1	—	7
Level 3 transfers out	(2)	(32)	—	(34)	(5)	—	—	(5)
Purchases/originations	86	6	68	160	89	—	—	89
Settlements/other decreases	(20)	(4)	—	(24)	(27)	—	—	(27)
Sales	(92)	(58)	(25)	(175)	(54)	—	—	(54)
Foreign exchange and other adjustments	(1)	(3)	(15)	(19)	(5)	—	—	(5)
At 30 June 2023	930	277	898	2,105	895	2	—	897

Amounts recorded in the income statement in respect of balances held at period end - unrealised	(52)	(28)	(1)	(81)	(84)	—	—	(84)

(1)	There were £40 million net losses on trading assets and liabilities (30 June 2023 – £4 million net losses) recorded in income from trading activities. Net gains on other instruments of £5 million (30 June 2023 – nil) were recorded in other operating income and interest income as appropriate.
(2)	Other trading assets and other trading liabilities comprise assets and liabilities held at fair value in trading portfolios.
(3)	Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.

NatWest Group – Form 6-K Interim Results 2024	102

Notes continued

8. Financial instruments – valuation continued

Fair value of financial instruments measured at amortised cost on the balance sheet

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

						Items where fair value
	Carrying		Fair value hierarchy level			approximates
	value	Fair value	Level 1	Level 2	Level 3	carrying value
30 June 2024	£bn	£bn	£bn	£bn	£bn	£bn
Financial assets
Cash and balances at central banks	115.8	115.8	—	—	—	115.8
Settlement balances	6.3	6.3	—	—	—	6.3
Loans to banks	6.0	6.0	—	1.3	0.8	3.9
Loans to customers	379.3	372.4	—	25.2	347.2	—
Other financial assets - securities	23.9	23.9	4.9	10.7	8.3	—

31 December 2023
Financial assets
Cash and balances at central banks	104.3	104.3	—	—	—	104.3
Settlement balances	7.2	7.2	—	—	—	7.2
Loans to banks	6.9	7.0	—	2.2	0.6	4.2
Loans to customers	381.4	373.2	—	27.5	345.7	—
Other financial assets - securities	21.7	21.6	4.0	6.6	11.0	—

30 June 2024
Financial liabilities
Bank deposits	25.6	25.6	—	17.5	3.7	4.4
Customer deposits	433.0	432.6	—	29.9	49.8	352.9
Settlement balances	7.1	7.1	—	—	—	7.1
Other financial liabilities
- debt securities in issue	55.0	55.0	—	45.0	10.0	—
Subordinated liabilities	5.8	5.8	—	5.8	—	—
Notes in circulation	3.3	3.3	—	—	—	3.3

31 December 2023
Financial liabilities
Bank deposits	22.2	22.3	—	15.4	2.7	4.2
Customer deposits	431.4	431.0	—	30.7	48.8	351.5
Settlement balances	6.6	6.6	—	—	—	6.6
Other financial liabilities
- debt securities in issue	52.2	52.2	—	41.7	10.5	—
Subordinated liabilities	5.5	5.4	—	5.4	—	—
Notes in circulation	3.2	3.2	—	—	—	3.2

NatWest Group – Form 6-K Interim Results 2024	103

Notes continued

8. Financial instruments – valuation continued

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

Short-term financial instruments

For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks, customer demand deposits and notes in circulation, carrying value is deemed a reasonable approximation of fair value.

Loans to banks and customers

In estimating the fair value of net loans to customers and banks measured at amortised cost, NatWest Group’s loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value: contractual cash flows and expected cash flows.

Debt securities and subordinated liabilities

Most debt securities are valued using quoted prices in active markets or from quoted prices of similar financial instruments in active markets. For the remaining population, fair values are determined using market standard valuation techniques, such as discounted cash flows.

Bank and customer deposits

Fair value of deposits is estimated using discounted cash flow valuation techniques.

NatWest Group – Form 6-K Interim Results 2024	104

Notes continued

9. Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	30 June	31 December
	2024	2023
	£m	£m
Assets
Loans
Reverse repos	18,245	23,694
Collateral given	7,506	9,141
Other loans	487	762
Total loans	26,238	33,597
Securities
Central and local government
- UK	5,170	2,729
- US	5,507	2,600
- Other	4,646	3,062
Financial institutions and corporate	4,413	3,563
Total securities	19,736	11,954
Total	45,974	45,551

Liabilities
Deposits
Repos	29,321	26,902
Collateral received	14,030	15,075
Other deposits	800	1,150
Total deposits	44,151	43,127
Debt securities in issue	307	706
Short positions
Central and local government
- UK	2,515	1,893
- US	813	2,071
- Other	4,836	4,049
Financial institutions and corporate	1,545	1,790
Total short positions	9,709	9,803
Total	54,167	53,636

NatWest Group – Form 6-K Interim Results 2024	105

Notes continued

10. Loan impairment provisions

Loan exposure and impairment metrics

The table below summarises loans and related credit impairment measures on an IFRS 9 basis.

	30 June	31 December
	2024	2023
	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	345,847	348,586
Stage 2	37,288	37,891
Stage 3	5,812	5,563
Of which: individual	1,216	1,031
Of which: collective	4,596	4,532
	388,947	392,040
ECL provisions (3)
Stage 1	585	709
Stage 2	802	976
Stage 3	1,956	1,960
Of which: individual	366	332
Of which: collective	1,590	1,628
	3,343	3,645
ECL provisions coverage (4)
Stage 1 (%)	0.17	0.20
Stage 2 (%)	2.15	2.58
Stage 3 (%)	33.65	35.23
	0.86	0.93

	Half year ended
	30 June	30 June
	2024	2023
	£m	£m
Impairment losses
ECL (release)/charge (5)	48	223
Stage 1	(364)	(209)
Stage 2	190	296
Stage 3	222	136
Of which: individual	80	13
Of which: collective	142	123

Amounts written off	369	122
Of which: individual	64	22
Of which: collective	305	100

(1)	The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £114.8 billion (31 December 2023 - £103.1 billion) and debt securities of £51.4 billion (31 December 2023 - £50.1 billion).
(2)	Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.
(3)	Includes £4 million (31 December 2023 - £9 million) related to assets classified as FVOCI and £0.1 billion (31 December 2023 – £0.1 billion) related to off-balance sheet exposures.
(4)	ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non - loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.
(5)	Includes a £6 million release (June 2023 – £5 million release) related to other financial assets, of which £5 million release (June 2023 – £1 million charge) related to assets classified as FVOCI and includes a £4 million charge (June 2023 - £3 million release) related to contingent liabilities.

NatWest Group – Form 6-K Interim Results 2024	106

Notes continued

11. Provisions for liabilities and charges

				Financial
	Customer	Litigation and		commitments
	redress	other regulatory	Property	and guarantees	Other (1)	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2024	486	156	99	78	171	990
Expected credit losses impairment release	—	—	—	(22)	—	(22)
Currency translation and other movements	1	1	—	—	(2)	—
Charge to income statement	39	18	32	—	228	317
Release to income statement	(22)	(20)	(21)	—	(16)	(79)
Provisions utilised	(50)	(18)	(11)	—	(85)	(164)
At 30 June 2024	454	137	99	56	296	1,042

(1)	Other materially comprises of provisions relating to restructuring costs and Bank of England Levy. The charge for the year includes restructuring costs of £149 million and Bank of England Levy of £79 million.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

12. Dividends

The 2023 final dividend was approved by shareholders at the Annual General Meeting on 23 April 2024 and the payment made on 29 April 2024 to shareholders on the register at the close of business on 15 March 2024.

NatWest Group plc announces an interim dividend for 2024 of £500 million or 6 pence per ordinary share. The interim dividend will be paid on 13 September 2024 to shareholders on the register at close of business on 9 August 2024. The ex-dividend date will be 8 August 2024.

13. Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 30 June 2024. Although NatWest Group is exposed to credit risk in the event of a customer’s failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group’s expectation of future losses.

	30 June	31 December
	2024	2023
	£m	£m
Contingent liabilities and commitments
Guarantees	3,197	2,810
Other contingent liabilities	1,367	1,380
Standby facilities, credit lines and other commitments	118,218	115,441
Total	122,782	119,631

Commitments and contingent obligations are subject to NatWest Group’s normal credit approval processes.

NatWest Group – Form 6-K Interim Results 2024	107

Notes continued

14.Litigation and regulatory matters

NatWest Group plc and certain members of NatWest Group are party to various legal proceedings and are involved in, or subject to, various regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of the Matters, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NatWest Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the probability of a liability, if any, arising can reasonably be estimated in respect of any Matter. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for Matters that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending or contesting Matters, even for those for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all Matters affect the amount and timing of any potential economic outflows for both Matters with respect to which provisions have been established and other contingent liabilities in respect of any such Matter.

It is not practicable to provide an aggregate estimate of potential liability for our Matters as a class of contingent liabilities.

The future economic outflow in respect of any Matter may ultimately prove to be substantially greater than, or less than, the aggregate provision, if any, that NatWest Group has recognised in respect of such Matter. Where a reliable estimate of the economic outflow cannot be reasonably made, no provision has been recognised. NatWest Group expects that in future periods, additional provisions and economic outflows relating to Matters that may or may not be currently known by NatWest Group will be necessary, in amounts that are expected to be substantial in some instances. Refer to Note 11 for information on material provisions.

Matters which are, or could be, material, either individually or in aggregate, having regard to NatWest Group, considered as a whole, in which NatWest Group is currently involved are set out below. We have provided information on the procedural history of certain Matters, where we believe appropriate, to aid the understanding of the Matter.

For a discussion of certain risks associated with NatWest Group’s litigation and regulatory matters (including the Matters), refer to the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on pages 183 to 184 of NatWest Group plc’s 2023 Annual Report Form 20-F.

Litigation

London Interbank Offered Rate (LIBOR) and other rates litigation

NWM Plc and certain other members of NatWest Group, including NatWest Group plc, are defendants in a number of claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of USD LIBOR. The complainants allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several purported class actions relating to USD LIBOR, as well as more than a dozen non-class actions concerning USD LIBOR and involving NatWest Group companies, are part of a co-ordinated proceeding in the SDNY. The class actions include claims on behalf of persons who purchased LIBOR-linked instruments from defendants, bonds issued by defendants, persons who transacted futures and options on exchanges, and lenders who made LIBOR-based loans. The coordinated proceeding is currently in the discovery phase.

In March 2024, NatWest Group companies reached an agreement, which remains subject to final court approval, to settle the USD LIBOR class action that asserts claims on behalf of lenders who made LIBOR based loans. In April 2024, NatWest Group companies reached an agreement, which remains subject to final court approval, to settle the USD LIBOR class action that asserts claims on behalf of persons who transacted futures and options on exchanges. The settlement amounts are covered in full by existing provisions.

NatWest Group – Form 6-K Interim Results 2024	108

Notes continued

14.Litigation and regulatory matters continued

The non-class claims filed in the SDNY include claims that the Federal Deposit Insurance Corporation (FDIC) is asserting on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 of those failed US banks, commenced substantially similar claims against NatWest Group companies and others in the High Court of Justice of England and Wales. The action alleges collusion with regard to the setting of USD LIBOR and that the defendants breached UK and European competition law, as well as asserting common law claims of fraud under US law. The defendant banks consented to a request by the FDIC for discontinuance of the claim in respect of 20 failed US banks, leaving 19 failed US banks as claimants. The trial is currently anticipated to commence in Q1 2026.

In addition to the USD LIBOR cases described above, there is a class action relating to derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, which was dismissed by the SDNY in relation to NWM Plc and other NatWest Group companies in September 2021. That dismissal may be the subject of a future appeal.

Two other IBOR-related class actions involving NWM Plc, concerning alleged manipulation of Euribor and Pound Sterling LIBOR, were previously dismissed by the SDNY for various reasons. The plaintiffs’ appeals in those two cases remain pending.

In August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States retail borrowers against the USD ICE LIBOR panel banks and their affiliates (including NatWest Group plc, NWM Plc, NWMSI and NWB Plc), alleging (i) that the very process of setting USD ICE LIBOR amounts to illegal price-fixing; and (ii) that banks in the United States have illegally agreed to use LIBOR as a component of price in variable retail loans. In September 2022, the district court dismissed the complaint.

The plaintiffs filed an amended complaint but in October 2023, the district court dismissed that complaint as well, and indicated that further amendment would not be permitted. The plaintiffs have commenced an appeal to the United States Court of Appeals for the Ninth Circuit, which is currently pending.

NWM Plc is also named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NWM Plc filed a motion for cancellation of service outside the jurisdiction, which was granted in July 2020. The claimants appealed that decision and in November 2020 the appeal was refused and the claim dismissed by the Appellate Court. The claim could in future be recommenced depending on the outcome of an appeal to Israel’s Supreme Court in respect of the dismissal of the substantive case against banks that had a presence in Israel.

Foreign exchange litigation

NWM Plc, NWMSI and/or NatWest Group plc are defendants in several cases relating to NWM Plc’s foreign exchange (FX) business.

An FX-related class action, on behalf of ‘consumers and end-user businesses’, was proceeding in the SDNY against NWM Plc and others. In March 2023, the court granted summary judgment in favour of the defendants, dismissing the plaintiffs’ claims. The plaintiffs appealed that decision but the appeal was denied by the United States Court of Appeals for the Second Circuit (US Court of Appeals), subject to potential review by the United States Supreme Court.

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD 0.5 million. The claimant has alleged that the banks, including NWM Plc, contravened Australian competition law by sharing information, coordinating conduct, widening spreads and manipulating FX rates for certain currency pairs during this period. NatWest Group plc and NWMSI have been named in the action as ‘other cartel participants’, but are not respondents. The claim was served in June 2019 and NWM Plc filed its defence in March 2022. The court has ordered that potential class members are required to either opt out of the proceedings or register to be included in or benefit from any potential settlement of the claim.

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal (CAT) against NatWest Group plc, NWM Plc and other banks. Both applications were brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the European Economic Area with a relevant financial institution or on an electronic communications network. In March 2022, the CAT declined to certify as collective proceedings either of the applications, which was appealed by the applicants and the subject of an application for judicial review.

In its amended judgment in November 2023, the Court of Appeal allowed the appeal and decided that the claims should proceed on an opt-out basis. Separately, the court determined which of the two competing applicants can proceed as class representative, and dismissed the application for judicial review of the CAT’s decision. The other applicant has discontinued its claim and withdrawn from the proceedings. The banks sought permission to appeal the Court of Appeal decision directly to the UK Supreme Court, which was granted in April 2024.

NatWest Group – Form 6-K Interim Results 2024	109

Notes continued

14. Litigation and regulatory matters continued

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018, and were subsequently consolidated into one motion. The consolidated motion to certify, which names The Royal Bank of Scotland plc (now NWM Plc) and several other banks as defendants, was served on NWM Plc in May 2020. The applicants sought the court’s permission to amend their motions to certify the class actions. NWM Plc filed a motion challenging the permission granted by the court for the applicants to serve the consolidated motion outside the Israeli jurisdiction. That NWM Plc motion remains pending. In February 2024, NWM Plc executed an agreement to settle the claim, subject to court approval. The settlement amount is covered in full by an existing provision.

In December 2021, a summons was served in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims on behalf of a number of parties, seeking declarations from the court concerning liability for anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019, along with unspecified damages. The claimant amended its claim to also refer to a 2 December 2021 decision by the EC, which described anti-competitive FX market conduct. NatWest Group plc, NWM Plc and other defendants contested the jurisdiction of the Dutch court. In March 2023, the district court in Amsterdam accepted that it has jurisdiction to hear claims against NWM N.V. but refused jurisdiction to hear any claims against the other defendant banks (including NatWest Group plc and NWM Plc) brought on behalf of the parties represented by the claimant that are domiciled outside of the Netherlands. The claimant is appealing that decision. The defendant banks have brought cross-appeals which seek a ruling that the Dutch court has no jurisdiction to hear any claims against the defendant banks domiciled outside of the Netherlands, irrespective of whether the claim has been brought on behalf of a party represented by the claimant that is domiciled within or outside of the Netherlands. The Amsterdam Court of Appeal has stayed these appeal proceedings until the Court of Justice of the European Union has answered preliminary questions that have been referred to it in another matter.

In September 2023, second summonses were served by Stichting FX Claims on NWM N.V., NatWest Group plc and NWM Plc, for claims on behalf of a new group of parties that have been brought before the district court in Amsterdam.

The summonses seek declarations from the Dutch court concerning liability for anti-competitive FX market conduct described in the above referenced decisions of the EC of 16 May 2019 and 2 December 2021, along with unspecified damages. NatWest Group plc, NWM Plc and other defendants are contesting the Dutch court’s jurisdiction. The district court has stayed proceedings pending judgment in the above-mentioned appeals.

In May 2024, a new letter of claim was received from Stichting FX Claims on behalf of a further group of parties, containing allegations that are similar in nature to those contained in the above-mentioned claims.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether all or any of these claims will be pursued.

NatWest Group – Form 6-K Interim Results 2024	110

Notes continued

14. Litigation and regulatory matters continued

Government securities antitrust litigation

Class action antitrust claims commenced in March 2019 are pending in the SDNY against NWM Plc, NWMSI and other banks in respect of Euro-denominated bonds issued by various European central banks (European government bonds or EGBs). The complaint alleges a conspiracy among dealers of EGBs to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold EGBs. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012. Previously, in March 2022, the SDNY dismissed the claims against NWM Plc and NWMSI on the ground that the complaint’s conspiracy allegations were insufficient. However, in September 2023, the SDNY ruled that new allegations which plaintiffs have included in an amended complaint are sufficient to bring those NatWest entities back into the case as defendants.

In March 2024, NatWest Group companies reached an agreement, subject to court approval, to settle the class action. The settlement amount is covered in full by an existing provision.

Swaps antitrust litigation

NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in the non - class action claims is complete. In March 2024, NatWest Group companies reached an agreement to settle the class action, which remains subject to court approval. The settlement amount is covered in full by an existing provision.

In June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers, in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act. The defendants filed a motion to dismiss the complaint and, in June 2023, such motion was denied as regards to NWMSI and other financial institutions, but granted as regards to NWM Plc on the ground that the court lacks jurisdiction over that entity. As a result, the case entered the discovery phase as against the non-dismissed defendants. In January 2024, the SDNY issued an order barring the plaintiffs in the New Mexico case from pursuing claims based on conduct occurring before 30 June 2014 on the ground that such claims were extinguished by a 2015 settlement agreement that resolved a prior class action relating to credit default swaps. The SDNY’s decision is the subject of a pending appeal to the US Court of Appeals.

Odd lot corporate bond trading antitrust litigation

In July 2024, the US Court of Appeals vacated the SDNY’s October 2021 dismissal of the class action antitrust complaint alleging that from August 2006 onwards various securities dealers, including NWMSI, conspired artificially to widen spreads for odd lots of corporate bonds bought or sold in the United States secondary market and to boycott electronic trading platforms that would have allegedly promoted pricing competition in the market for such bonds. The appellate court held that the district judge who made the decision should not have been presiding over the case because a member of the judge’s family had owned stock in one of the defendants while the motion was pending. The case will now return to the SDNY where the defendants will seek dismissal by a different district court judge.

Spoofing litigation

In December 2021, three substantially similar class actions complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints refer to NWM Plc’s December 2021 spoofing-related guilty plea (described below under “US investigations relating to fixed-income securities”) and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018. In July 2022, defendants filed a motion to dismiss these claims, which have been consolidated into one matter in the United States District Court for the Northern District of Illinois.

NatWest Group – Form 6-K Interim Results 2024	111

Notes continued

14. Litigation and regulatory matters continued

Madoff

NWM N.V. was named as a defendant in two actions filed by the trustee for the bankrupt estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$298 million that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties. The claims were previously dismissed, but as a result of an August 2021 decision by the US Court of Appeals, they are now proceeding in the discovery phase in the bankruptcy court, where they have been consolidated into one action.

Offshoring VAT assessments

HMRC issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020. In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay £143 million to HMRC, and payment was made in December 2020. The appeal and the application for judicial review have both been stayed pending resolution of separate cases involving other banks.

US Anti-Terrorism Act litigation

NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NWM Plc is also a defendant in some of these cases.

According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with and/or aided and abetted Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells that committed the attacks, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

The first of these actions, alleging conspiracy claims but not aiding and abetting claims, was filed in the United States District Court for the Eastern District of New York in November 2014. In September 2019, the district court dismissed the case, finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. In January 2023, the US Court of Appeals affirmed the district court’s dismissal of this case. The plaintiffs have now filed a motion in the district court to re-open the case to assert aiding and abetting claims that they previously did not assert, which the defendants are opposing. Another action, filed in the SDNY in 2017, which asserted both conspiracy and aiding and abetting claims, was dismissed by the SDNY in March 2019 on similar grounds as the first case, but remains subject to appeal to the US Court of Appeals. Other follow-on actions that are substantially similar to those described above are pending in the same courts.

1MDB litigation

A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a sovereign wealth fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB. It is claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. 1MDB seeks the return of that amount plus interest. Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court’s jurisdiction to hear the claim, and a hearing took place in February 2024. In March 2024, the court granted that application. 1MDB filed an appeal in April 2024.

Coutts & Co Ltd (a subsidiary of RBS Netherlands Holdings B.V., which in turn is a subsidiary of NWM Plc) is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

NatWest Group – Form 6-K Interim Results 2024	112

Notes continued

14. Litigation and regulatory matters continued

Regulatory matters (including investigations and customer redress programmes)

NatWest Group’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes.

NatWest Group expects government and regulatory intervention in financial services to be high for the foreseeable future, including increased scrutiny from competition and other regulators in the retail and SME business sectors.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.

NatWest Group is co-operating fully with the matters described below.

US investigations relating to fixed-income securities

In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney’s Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice (DOJ) and the USAO CT resolved both the spoofing conduct and the breach of the NPA.

As required by the resolution and sentence imposed by the court, NWM Plc is subject to a probationary period until the conclusion of the independent monitorship, which is also required under the plea agreement. In addition, NWM Plc has committed to compliance programme reviews and improvements and agreed to reporting and co-operation obligations.

In the event that NWM Plc does not meet its obligations to the DOJ, this may lead to adverse consequences such as increased costs from any extension of monitorship and/or the period of the probation, findings that NWM Plc violated its probation term and possible re-sentencing, amongst other consequences. Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on pages 183 to 184 of NatWest Group plc’s 2023 Annual Report Form 20-F.

RBSI Ltd reliance regime and referral to enforcement

In January 2023, the Jersey Financial Services Commission (JFSC) notified RBSI Ltd that it had been referred to its Enforcement Division in relation to RBSI Ltd’s operation of the reliance regime. The reliance regime is specific to certain Crown Dependencies and enables RBSI Ltd to rely on regulated third parties for specific due diligence information. RBSI Ltd has provided information to the JFSC at its request.

Investment advice review

In October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group’s past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes. The Skilled Person’s review has concluded and, after discussion with the FCA, NatWest Group is undertaking additional review / remediation work.

Reviews into customer account closures

In July 2023, NatWest Group plc commissioned an independent review by the law firm Travers Smith LLP into issues that had arisen from treatment of a customer in connection with an account closure decision that attracted significant public attention and certain related interactions with the media. NatWest Group plc received reports in connection with that review (and in October and December 2023 published summaries of the key findings and recommendations).

NatWest Group – Form 6-K Interim Results 2024	113

Notes continued

14. Litigation and regulatory matters continued

In addition, NatWest Group plc has conducted internal reviews with respect to certain governance processes, policies, systems and controls, including with respect to customer account closures.

A programme of work is underway to implement the recommendations of the external and internal reviews.

The FCA is conducting supervisory work into how the governance, systems and controls of NatWest Group and Coutts & Company are working, to identify and address any significant shortcomings.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC

In December 2015, correspondence was received from the Central Bank of Ireland setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015. The redress and compensation process has now largely concluded, although a small number of cases remain outstanding relating to uncontactable customers.

UBIDAC customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC challenged three FSPO adjudications in the Irish High Court. In June 2023, the High Court found in favour of the FSPO in all matters and a provision was recognised. UBIDAC has appealed that decision to the Court of Appeal. A hearing took place in February 2024 and judgment is awaited.

Other customer remediation in Ulster Bank Ireland DAC

UBIDAC identified other legacy issues leading to the establishment of remediation requirements and progress is ongoing to conclude activities.

15. Related party transactions

UK Government

The UK Government’s shareholding in NatWest Group plc is managed by UK Government Investments Limited, a company wholly owned by the UK Government. At 30 June 2024 HM Treasury’s holding in NatWest Group plc’s ordinary shares was 20.92% (31 December 2023 - 37.97%). As a result, the UK Government through HM Treasury is no longer the controlling shareholder of NatWest Group plc as per UK listing rules. The UK Government and UK Government-controlled bodies remain related parties of the NatWest Group.

At 12 July 2024 HM Treasury’s holding in NatWest Group plc’s ordinary shares fell below 20% to 19.97%.

NatWest Group enters into transactions with many of these bodies. Transactions include the payment of: taxes – principally UK corporation tax and value added tax; national insurance contributions; local authority rates; regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities

NatWest Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

Other related parties

(a)  In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business.

(b)  To further strategic partnerships, NatWest Group may seek to invest in third parties or allow third parties to hold a minority interest in a subsidiary of NatWest Group. We disclose as related parties for associates and joint ventures and where equity interests are over 10%. Ongoing business transactions with these entities are on normal commercial terms.

(c)  NatWest Group recharges the NatWest Group Pension Fund with the cost of pension management services incurred by it.

(d)  In accordance with IAS 24, transactions or balances between NatWest Group entities that have been eliminated on consolidation are not reported.

Full details of NatWest Group’s related party transactions for the year ended 31 December 2023 are included in NatWest Group plc’s 2023 Annual Report Form 20-F.

NatWest Group – Form 6-K Interim Results 2024	114

Notes continued

16. Acquisitions

On 20 June 2024 NatWest Group plc announced an agreement with Sainsbury’s Bank plc to acquire the retail banking assets and liabilities of Sainsbury’s Bank plc, subject to court and regulatory approvals. We expect to acquire approximately £2.5 billion of gross customer assets, comprising £1.4 billion of unsecured personal loans and £1.1 billion of credit cards balances, together with approximately £2.6 billion of customer deposits. The transaction is expected to complete during the first half of 2025 and have a 20 basis point impact on NatWest Group’s CET1 ratio upon completion and be EPS and RoTE accretive upon completion.

NatWest Group plc has also agreed to acquire a £2.5 billion portfolio of prime UK residential mortgages from Metro Bank plc, with a weighted average current loan to value of c.62%. Completion is conditional on a satisfactory response from the Competition and Markets Authority and is expected to occur during H2 2024. On completion of the transaction, NatWest Group plc expects to welcome around 10,000 customer accounts which will continue to be serviced by Metro Bank plc, in accordance with current arrangements, following the transfer to NatWest Group plc. The impact of the transaction, based on NatWest Group’s CET1 ratio at 30 June 2024, equates to a reduction of less than 10 basis points.

17. Post balance sheet events

As part of the ongoing on-market share buyback programme, NatWest Group plc has repurchased and cancelled a further 12.5 million shares since 30 June 2024 for a total consideration (excluding fees) of £40.9 million.

Other than as disclosed in this document, there have been no significant events between 30 June 2024 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

18. Date of approval

This announcement was approved by the Board of Directors on 25 July 2024.

NatWest Group – Form 6-K Interim Results 2024	115

NatWest Group plc Summary Risk Factors

Summary of Principal Risks and Uncertainties

Set out below is a summary of the principal risks and uncertainties for the remaining six months of the financial year which could adversely affect NatWest Group.

This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 417 to 441 of the NatWest Group plc 2023 Annual Report and Accounts and pages 160 to 184 of NatWest Group plc’s 2023 Form 20-F. Any of the risks identified may have a material adverse effect on NatWest Group’s business, operations, financial condition or prospects.

Economic and political risk

-	NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, fiscal and monetary policy changes (such as increases in bank levies), and geopolitical developments.
-	Changes in interest rates will continue to affect NatWest Group’s business and results.
-	Fluctuations in currency exchange rates may adversely affect NatWest Group’s results and financial condition.
-	Continuing uncertainty regarding the effects and extent of the UK’s post Brexit divergence from EU laws and regulation, and NatWest Group’s post Brexit EU operating model may adversely affect NatWest Group and its operating environment.
-	HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group’s shares held by HM Treasury may affect NatWest Group’s reputation or the price of its securities.

Business change and execution risk

-	NatWest Group continues to implement its strategy, which carries significant execution and operational risks and it may not achieve its stated aims and targeted outcomes.
-	Acquisitions, divestments, other transactions and/or the withdrawal from the Republic of Ireland by NatWest Group may not be successful, and consolidation or fragmentation of the financial services industry may adversely affect NatWest Group.
-	The transfer of NatWest Group’s Western European corporate portfolio involves certain risks.

Financial resilience risk

-	NatWest Group may not achieve its ambitions, targets, guidance it communicates or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).
-	NatWest Group operates in markets that are highly competitive, with competitive pressures and technology disruption.
-	NatWest Group has significant exposure to counterparty and borrower risk including credit losses, which may have an adverse effect on NatWest Group.
-	NatWest Group may not meet the prudential regulatory requirements for liquidity and funding or may not be able to adequately access sources of liquidity and funding, which could trigger the execution of certain management actions or recovery options.
-	NatWest Group may not meet the prudential regulatory requirements for regulatory capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.
-	Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity and funding position and increase the cost of funding.
-	NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.
-	NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
-	NatWest Group’s financial statements are sensitive to underlying accounting policies, judgments, estimates and assumptions.
-	Changes in accounting standards may materially impact NatWest Group’s financial results.
-	The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
-	NatWest Group is subject to Bank of England and PRA oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England in the future deem NatWest Group’s preparations to be inadequate.

NatWest Group – Form 6-K Interim Results 2024	116

NatWest Group plc Summary Risk Factors continued

Financial resilience risk continued

-	NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.

Climate and sustainability-related risks

-	NatWest Group and its value chain face climate-related and sustainability-related risk that may adversely affect NatWest Group.
-	Climate-related risks may adversely affect the global financial system, NatWest Group or its value chain.
-	NatWest Group and its value chain may face other sustainability-related risks that may adversely affect NatWest Group.
-	NatWest Group’s climate change related strategy, ambitions, targets and transition plan entail significant execution and/or reputational risks and are unlikely to be achieved without significant and timely government policy, technology and customer behavioural changes.
-	There are significant limitations related to accessing accurate, reliable, verifiable, auditable, consistent and comparable climate and other sustainability-related data that contribute to substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions.
-	Failure to implement effective governance, procedures, systems and controls in compliance with legal, regulatory requirements and societal expectations to manage climate and sustainability-related risks and opportunities could adversely affect NatWest Group.
-	Increasing levels of climate and other sustainability-related laws, regulation and oversight may adversely affect NatWest Group.
-	Increasing regulation of “greenwashing” is likely to increase the risk of regulatory enforcement and investigation and litigation.
-	NatWest Group may be subject to potential climate and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.
-	A reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and on investors’ risk appetite and customers’ willingness to deal with NatWest Group.

Operational and IT resilience risk

-	Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses.
-	NatWest Group is subject to sophisticated and frequent cyberattacks.
-	NatWest Group operations and strategy are highly dependent on the accuracy and effective use of data.
-	NatWest Group’s operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.
-	NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.
-	A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.
-	NatWest Group’s operations are subject to inherent reputational risk.

Legal, regulatory and conduct risk

-	NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.
-	NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.
-	Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

NatWest Group – Form 6-K Interim Results 2024	117

Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

-	the condensed financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted by the UK and as issued by the International Accounting Standards Board (IASB);
-	the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and
-	the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).

By order of the Board

Richard Haythornthwaite	John-Paul Thwaite	Katie Murray
Chair	Group Chief Executive Officer	Group Chief Financial Officer

25 July 2024

Board of directors

Chair	Executive directors	Non-executive directors
Richard Haythornthwaite	John-Paul Thwaite Katie Murray	Frank Dangeard Roisin Donnelly Patrick Flynn Geeta Gopalan Yasmin Jetha Stuart Lewis Mark Seligman Lena Wilson

NatWest Group – Form 6-K Interim Results 2024	118

Additional information

Other financial data

The following table shows NatWest Group’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2024.

As at
30 June
2024
£m
Share capital - allotted, called up and fully paid
Ordinary shares of £1.0769	9,272
Retained earnings and other reserves	28,249
Owners’ equity	37,521

NatWest Group indebtedness
Trading liabilities - debt securities in issue	307
Other financial liabilities – debt securities in issue	56,627
Subordinated liabilities	6,032
Total indebtedness	62,966
Total capitalisation and indebtedness	100,487

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

The information contained in the table above has not changed materially since 30 June 2024.

Share information

	30 June	31 March	31 December
	2024	2024	2023
Ordinary share price (pence)	312	266	219

Number of ordinary shares in issue (millions)	8,307	8,727	8,792

NatWest Group – Form 6-K Interim Results 2024	119

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS). This document contains a number of non-IFRS measures, also known as alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance or non-GAAP financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include a calculation of metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

Measure	Description
Cost:income ratio (excl. litigation and conduct) Refer to table 2. Cost:income ratio (excl. litigation and conduct) on page 122.

The cost:income ratio (excl. litigation and conduct) is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.

Customer deposits excluding central items Refer to Segmental performance on pages 19-23 for components of calculation.

Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits. Central items & other includes Treasury repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the reduction of deposits as part of our withdrawal from the Republic of Ireland.

These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

Funded assets Refer to Condensed consolidated balance sheet on page 86 for components of calculation.	Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.
Loan:deposit ratio (excl. repos and reverse repos) Refer to table 5. Loan:deposit ratio (excl. repos and reverse repos) on page 124.

Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. This metric is used to assess liquidity.

The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. The nearest ratio using IFRS measures is loan:deposit ratio - this is calculated as net loans to customers held at amortised cost divided by customer deposits.

NatWest Group return on tangible equity Refer to table 6. NatWest Group return on tangible equity on page 124.

NatWest Group return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners’ equity and average intangible assets. This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. The nearest ratio using IFRS measures is return on equity - this comprises profit attributable to ordinary shareholders divided by average total equity.

NatWest Group – Form 6-K Interim Results 2024	120

Non-IFRS financial measures continued

Measure	Description
Net interest margin and average interest earning assets Refer to Segmental performance on pages 19-23 for components of calculation.

Net interest margin is net interest income, as a percentage of average interest earning assets (IEA). Average IEA are average IEA of the banking business of NatWest Group and primarily consists of cash and balances at central banks, loans to banks, loans to customers and other financial assets mostly comprising of debt securities. Average IEA shows the average asset base generating interest over the period.

Net loans to customers excluding central items Refer to Segmental performance on pages 19-23 for components of calculation.

Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers. Central items & other includes Treasury reverse repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers as part of our withdrawal from the Republic of Ireland.

This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

Operating expenses excluding litigation and conduct Refer to table 4. Operating expenses – management view on page 123.

The management analysis of operating expenses shows litigation and conduct costs separately. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.

Segmental return on equity Refer to table 7. Segmental return on equity on page 125.

Segment return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity. This measure shows the return generated by operating segments on equity deployed

Tangible net asset value (TNAV) per ordinary share Refer to table 3. Tangible net asset value (TNAV) per ordinary share on page 123.

TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue. This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price. The nearest ratio using IFRS measures is net asset value (NAV) per ordinary share - this comprises ordinary shareholders’ interests divided by the number of ordinary shares in issue.

Total income excluding notable items Refer to table 1. Total income excluding notable items on page 122.

Total income excluding notable items is calculated as total income less notable items. The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

NatWest Group – Form 6-K Interim Results 2024	121

Non-IFRS financial measures continued

1. Total income excluding notable items

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Continuing operations
Total income	7,134	7,727	3,659	3,475	3,851
Less notable items:
Commercial & Institutional
Own credit adjustments (OCA)	(7)	9	(2)	(5)	3
Central items & other
Liquidity Asset Bond sale losses	—	(24)	—	—	(11)
Share of associate profits/(losses) for Business Growth Fund	11	(15)	4	7	(3)
Interest and FX management derivatives not in hedge accounting relationships	126	52	67	59	(23)
FX recycling gains	—	322	—	—	322
	130	344	69	61	288
Total income excluding notable items	7,004	7,383	3,590	3,414	3,563

2. Cost:income ratio (excl. litigation and conduct)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	4,057	3,915	2,005	2,052	1,927
Less litigation and conduct costs	(101)	(108)	(77)	(24)	(52)
Other operating expenses	3,956	3,807	1,928	2,028	1,875

Total income	7,134	7,727	3,659	3,475	3,851

Cost:income ratio	56.9%	50.7%	54.8%	59.1%	50.0%
Cost:income ratio (excl. litigation and conduct)	55.5%	49.3%	52.7%	58.4%	48.7%

NatWest Group – Form 6-K Interim Results 2024	122

Non-IFRS financial measures continued

3. Tangible net asset value (TNAV) per ordinary share

	As at
	30 June	31 March	31 December
	2024	2024	2023
Ordinary shareholders’ interests (£m)	32,831	33,958	33,267
Less intangible assets (£m)	(7,590)	(7,598)	(7,614)
Tangible equity (£m)	25,241	26,360	25,653

Ordinary shares in issue (millions) (1)	8,307	8,727	8,792

NAV per ordinary share (pence)	395p	389p	378p
TNAV per ordinary share (pence)	304p	302p	292p

(1)The number of ordinary shares in issue excludes own shares held.

4. Operating expenses - management view

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Other operating expenses
Staff expenses	2,112	1,974	1,064	1,047	948
Premises and equipment	579	570	286	293	284
Other administrative expenses	757	794	343	415	386
Depreciation and amortisation	508	469	235	273	257
Total other operating expenses	3,956	3,807	1,928	2,028	1,875

Litigation and conduct costs
Staff expenses	35	31	21	15	17
Other administrative expenses	66	77	56	9	35
Total litigation and conduct costs	101	108	77	24	52

Total operating expenses	4,057	3,915	2,005	2,052	1,927
Operating expenses excluding litigation and conduct	3,956	3,807	1,928	2,028	1,875

NatWest Group – Form 6-K Interim Results 2024	123

Non-IFRS financial measures continued

5. Loan:deposit ratio (excl. repos and reverse repos)

	As at
	30 June	31 March	31 December
	2024	2024	2023
	£m	£m	£m
Loans to customers - amortised cost	379,331	378,010	381,433
Less reverse repos	(24,961)	(23,120)	(27,117)
Loans to customers - amortised cost (excl. reverse repos)	354,370	354,890	354,316

Customer deposits	432,975	432,793	431,377
Less repos	(6,846)	(11,437)	(10,844)
Customer deposits (excl. repos)	426,129	421,356	420,533

Loan:deposit ratio (%)	88%	87%	88%
Loan:deposit ratio (excl. repos and reverse repos) (%)	83%	84%	84%

6. NatWest Group return on tangible equity

	Half year ended		Quarter ended
	and as at		and as at
	30 June	30 June	30 June	31 March	30 June
	2024	2023	2024	2024	2023
	£m	£m	£m	£m	£m
Profit attributable to ordinary shareholders	2,099	2,299	1,181	918	1,020
Annualised profit attributable to ordinary shareholders	4,198	4,598	4,724	3,672	4,080
Average total equity	37,535	36,562	37,659	37,490	36,216
Adjustment for average other owners’ equity and intangible assets	(11,909)	(11,352)	(12,080)	(11,684)	(11,378)
Adjusted total tangible equity	25,626	25,210	25,579	25,806	24,838
Return on equity	11.2%	12.6%	12.5%	9.8%	11.3%
Return on tangible equity	16.4%	18.2%	18.5%	14.2%	16.4%

NatWest Group – Form 6-K Interim Results 2024	124

Non-IFRS financial measures continued

7. Segmental return on equity

	Half year ended 30 June 2024			Half year ended 30 June 2023
	Retail	Private	Commercial &	Retail	Private	Commercial &
	Banking	Banking	Institutional	Banking	Banking	Institutional
Operating profit (£m)	1,098	99	1,707	1,560	234	1,741
Paid-in equity cost allocation (£m)	(34)	(8)	(83)	(30)	(11)	(86)
Adjustment for tax (£m)	(298)	(25)	(406)	(428)	(62)	(414)
Adjusted attributable profit (£m)	766	66	1,218	1,102	161	1,241
Annualised adjusted attributable profit (£m)	1,532	131	2,436	2,203	321	2,483
Average RWAe (£bn)	62.2	11.1	109.0	56.1	11.3	105.1
Equity factor	13.4%	11.2%	13.8%	13.5%	11.5%	14.0%
Average notional equity (£bn)	8.3	1.2	15.0	7.6	1.3	14.7
Return on equity (%)	18.4%	10.5%	16.2%	29.1%	24.7%	16.9%

	Quarter ended 30 June 2024			Quarter ended 31 March 2024			Quarter ended 30 June 2023
	Retail	Private	Commercial &	Retail	Private	Commercial &	Retail	Private	Commercial &
	Banking	Banking	Institutional	Banking	Banking	Institutional	Banking	Banking	Institutional
Operating profit (£m)	609	66	938	489	33	769	766	101	747
Paid-in equity cost allocation (£m)	(18)	(4)	(43)	(16)	(4)	(40)	(15)	(6)	(42)
Adjustment for tax (£m)	(165)	(17)	(224)	(132)	(8)	(182)	(210)	(27)	(176)
Adjusted attributable profit (£m)	426	45	671	341	21	547	541	68	529
Annualised adjusted attributable profit (£m)	1,702	179	2,685	1,362	84	2,187	2,163	274	2,115
Average RWAe (£bn)	62.7	11.1	109.0	61.7	11.2	109.0	56.8	11.4	106.0
Equity factor	13.4%	11.2%	13.8%	13.4%	11.2%	13.8%	13.5%	11.5%	14.0%
Average notional equity (£bn)	8.4	1.2	15.0	8.3	1.3	15.0	7.7	1.3	14.8
Return on equity (%)	20.3%	14.4%	17.8%	16.5%	6.7%	14.6%	28.2%	20.8%	14.3%

NatWest Group – Form 6-K Interim Results 2024	125

Performance measures not defined under IFRS

The table below summarises other performance measures used by NatWest Group, not defined under IFRS, and therefore a reconciliation to the nearest IFRS measure is not applicable.

Measure	Description
AUMAs

AUMAs comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking segment. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers.

AUAs comprise i) third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking, and for which Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional business segments ii) AUA of Cushon, acquired on 1 June 2023, which are supported by Private Banking and held and managed by third parties.

This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.

AUM net flows

AUM net flows refer to client cash inflows and outflows relating to investment products (this can include transfers from savings accounts). AUM net flows exclude the impact of European Economic Area (EEA) resident client outflows following the UK’s exit from the EU and Russian client outflows since Q1 2022.

AUM net flows is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Private Banking, Retail Banking and Commercial & Institutional.

Climate and sustainable funding and financing

The climate and sustainable funding and financing metric is used by NatWest Group to measure the level of support it provides customers, through lending products and underwriting activities, to help in their transition towards a net zero, climate resilient and sustainable economy. We have a target to provide £100 billion of climate and sustainable funding and financing between the 1 of July 2021 and the end of 2025. As part of this, we aim to provide at least £10 billion in lending for residential properties with EPC ratings A and B between 1 January 2023 and the end of 2025.

Loan impairment rate	Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.
Third party rates

Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non- interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

Wholesale funding

Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

NatWest Group – Form 6-K Interim Results 2024	126

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NatWest Group plc

Registrant

/s/ Katie Murray
Group Chief Financial Officer
26 July 2024